Exhibit 99.5

BUDGET 2018

WORKING FOR YOU

BUDGET AND FISCAL PLAN
2018/19 – 2020/21

BRITISH
COLUMBIA

Budget and Fiscal Plan

2018/19 — 2020/21

February 20, 2018

National Library of Canada Cataloguing in Publication Data

British Columbia.

Budget and fiscal plan. — 2002/03/2004/05-

Annual

Also available on the Internet.

Continues: British Columbia. Ministry of Finance and

Corporate Relations. Budget … reports. ISSN 1207-5841

ISSN 1705-6071 = Budget and fiscal plan — British Columbia.

1. Budget — British Columbia — Periodicals. 2. British

Columbia — Appropriations and expenditures — Periodicals.

I. British Columbia. Ministry of Finance. II. Title.

HJ12.B742 352.48’09711’05 C2003-960048-3

Budget and Fiscal Plan 2018/19 — 2020/21	February 20, 2018

Attestation by the Secretary to Treasury Board

Summary		1

Part 1: Three Year Fiscal Plan
Introduction		7
Revenue		9
Major Revenue Sources		11
Expense		17
Consolidated Revenue Fund Spending		17
	Improving Affordability	20
	Enhancing Services for British Columbians	24
	Building a Strong and Sustainable Economy	30
	Support for Indigenous Peoples	34
Full-Time Equivalents for the BC Public Service		35
Recovered Expenses		36
Operating Transfers		36
Service Delivery Agency Spending		36
Capital Spending		37
Taxpayer-supported Capital Spending		38
Self-supported Capital Spending		44
Projects over $50 million		44
Provincial Debt		49
Risks to the Fiscal Plan		52
Tables:
1.1	Three Year Fiscal Plan	7
1.2	Budget 2018 New Priority Operating Investments	8
1.3	Budget 2018 Revenue Measures	8
1.4	Comparison of Major Factors Underlying Revenue	10
1.5	Personal Income Tax Revenue	11
1.6	Corporate Income Tax Revenue	12
1.7	Sales Tax Revenue	12
1.8	Federal Government Contributions	15
1.9	ICBC Net Income Forecast	17
1.10	Revenue by Source	18
1.11	Expense by Ministry, Program and Agency	19
1.12	Improving Affordability	20
1.13	Enhancing Services	24
1.14	Federal Early Learning and Child Care Agreement — Funding Breakdown	25

Budget and Fiscal Plan — 2018/19 to 2020/21

1.15	Funding for Universal Early Care and Learning	26
1.16	Building a Strong and Sustainable Economy	31
1.17	Renewed Federal Labour Market Agreements — Funding Breakdown	34
1.18	Indigenous Investments	34
1.19	Capital Spending	37
1.20	Provincial Transportation Investments	41
1.21	Capital Expenditure Projects Greater Than $50 Million	45
1.22	Provincial Debt Summary	49
1.23	Provincial Borrowing Requirements	51
1.24	Reconciliation of Summary Results to Provincial Debt Changes	52
1.25	Key Fiscal Sensitivities	52

Topic Boxes:
Child Care BC		57
Insurance Corporation of British Columbia		60

Part 2: Tax Measures
Tax Measures — Supplementary Information		66
Tables:
2.1	Summary of Tax Measures	65
2.2	Employer Health Tax Effective January 1, 2019	74

Topic Boxes:
A New Approach to Climate Action and Carbon Pricing		75
Medical Services Plan Premiums Eliminated January 1, 2020		77
Housing Affordability Measures		79

Part 3: British Columbia Economic Review and Outlook
Summary		85
British Columbia Economic Activity and Outlook		85
Labour Market		86
Consumer Spending and Housing		87
Business and Government		89
External Trade and Commodity Markets		90
Demographics		91
Inflation		91
Risks to the Economic Outlook		92
External Outlook		92
United States		92
Canada		95
Asia		97
Europe		97
Financial Markets		98
Interest Rates		98
Exchange Rate		99

Budget and Fiscal Plan — 2018/19 to 2020/21

ii

Tables:
3.1	British Columbia Economic Indicators	86
3.2	US Real GDP Forecast: Consensus versus Ministry of Finance	94
3.3	Canadian Real GDP Forecast: Consensus versus Ministry of Finance	96
3.4	Private Sector Canadian Interest Rate Forecasts	99
3.5	Private Sector Exchange Rate Forecasts	100
3.6.1	Gross Domestic Product (GDP): British Columbia	101
3.6.2	Selected Nominal Income and Other Indicators: British Columbia	102
3.6.3	Labour Market Indicators: British Columbia	102
3.6.4	Major Economic Assumptions	103

Topic Box:
The Economic Forecast Council, Budget 2018		104

Part 4: 2017/18 Updated Financial Forecast (Third Quarterly Report)
Introduction		107
Revenue		109
Expense		109
Government Employment (FTEs)		110
Provincial Capital Spending		110
Provincial Debt		111
Risks to the Fiscal Forecast		112
Supplementary Schedules		112
Tables:
4.1	2017/18 Forecast Update	107
4.2	2017/18 Financial Forecast Changes	108
4.3	2017/18 Capital Spending Update	110
4.4	2017/18 Provincial Debt Update	111
4.5	2017/18 Operating Statement	112
4.6	2017/18 Revenue by Source	113
4.7	2017/18 Expense by Ministry, Program and Agency	114
4.8	2017/18 Expense by Function	115
4.9	2017/18 Capital Spending	116
4.10	2017/18 Provincial Debt	117
4.11	2017/18 Statement of Financial Position	118

Appendix		119

Budget and Fiscal Plan — 2018/19 to 2020/21

iii

February 20, 2018

As required by Section 7(1)(d) of the Budget Transparency and Accountability Act, I confirm that Budget 2018 contains the following elements:

•             Fiscal forecasts for 2018/19 to 2020/21 (provided in Part 1) and economic forecasts for 2018 to 2022 (provided in Part 3).

•             A report on the advice received from the Economic Forecast Council (EFC) in November 2017 (updated January 2018) on the economic growth outlook for British Columbia, including a range of forecasts for 2018 and 2019 (see Part 3, page 104).

•             Material economic, demographic, fiscal, accounting policy and other assumptions and risks underlying Budget 2018 economic and fiscal forecasts. In particular:

•             The economic forecast reflects stable economic growth for British Columbia amidst ongoing global economic uncertainty. In recognition of downside risks, the economic projections assumed in Budget 2018 are prudent relative to the average of the forecasts provided by the Economic Forecast Council.

•             Consistent with past practice, the economic forecast does not incorporate fiscal policy measures announced in the current budget (Budget 2018), due to the timing of decisions. These budget policy measures will be incorporated into the economic outlook in the updated forecast included in the first Quarterly Report.

•             Personal and corporate income tax revenue forecasts include the preliminary 2016 income tax assessments and the latest projections for national corporate taxable income received from the federal government.

•             Natural gas royalty forecasts continue to adopt a lower natural gas price forecast compared to the private sector average in order to maintain prudence against volatility.

•             The economic and revenue forecasts do not incorporate any impacts related to the renegotiation of the North American Free Trade Agreement.

•             Ministry budgets include base increases for the costs arising from the third Economic Stability Dividend payable under the current Economic Stability Mandate. 2018/19 represents the fifth and final year in the current wage mandate. Budget 2018 does not provide any cost estimates or specific allocation for a new compensation mandate. Any new mandate would be funded from within the fiscal plan.

•             The fiscal plan includes three-year financial projections for school districts, post-secondary institutions and health authorities, as provided by the Ministries of Education, Advanced Education, Skills and Training, and Health, respectively, based on plans submitted to the ministries by those entities, and for the other service delivery agencies and the commercial Crown corporations.

•             The financial results of the Insurance Corporation of British Columbia are a key risk to government’s fiscal plan.

•             Transportation Investment Corporation became a taxpayer-supported Crown corporation on September 1, 2017. Due to this change, the entity will report its 2017/18 financial results under Public Sector Accounting Standards, which may result in transitional accounting adjustments during finalization of its 2017/18 financial statements.

•             Forecast prudence totals $900 million in 2018/19, $1.25 billion in 2019/20, and $1.35 billion in 2020/21, being the sum of the Contingencies vote and the forecast allowance in each fiscal year. Government’s prudence measures generally have resulted in government exceeding its budget targets.

•             Budget 2018 contains an additional $1.37 billion in 2019/20 and $1.25 billion in 2020/21 in funding available for priority spending initiatives to be developed for future budgets such as government’s reconciliation commitments to Indigenous peoples, and to accommodate budgetary pressures such as caseload growth and new compensation mandate costs.

To the best of my knowledge, the three-year fiscal plan contained in Budget 2018 conforms to the standards and guidelines of generally accepted accounting principles for senior governments as outlined in Note 1 of the 2016/17 Public Accounts.

I would like to recognize staff in government ministries and agencies for their contribution to this document. I would like to especially acknowledge staff in the Ministry of Finance, whose professionalism, commitment and expertise were essential to the completion of this budget.

/s/ David Galbraith
David Galbraith
Associate Deputy Minister and Secretary to Treasury Board

Budget and Fiscal Plan — 2018/19 to 2020/21

Summary: BUDGET AND FISCAL PLAN — 2018/19 to 2020/21

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2017/18	2018/19	2019/20	2020/21
Revenue before ICBC impacts	53,365	54,877	57,580	58,566
Expense	(51,818)	(53,624)	(56,778)	(57,762)
Forecast allowance	(100)	(350)	(500)	(600)
Surplus before ICBC impacts	1,447	903	302	204
ICBC net loss forecast before product reform	(1,296)	(1,076)	(801)	(920)
Estimated impact of ICBC product reform	—	392	780	1,000
Surplus	151	219	281	284

Capital spending:
Taxpayer-supported capital spending	4,197	5,174	5,160	5,442
Self-supported capital spending	2,614	4,061	3,079	3,285
	6,811	9,235	8,239	8,727
Provincial Debt:
Taxpayer-supported debt	43,680	45,198	47,554	50,257
Self-supported debt	21,484	23,824	25,027	26,197
Total debt (including forecast allowance)	65,264	69,372	73,081	77,054
Taxpayer-supported debt to GDP ratio	15.6%	15.5%	15.7%	15.9%
Taxpayer-supported debt to revenue ratio	84.3%	84.9%	85.1%	88.3%

	2017	2018	2019	2020
Economic Forecast:
Real GDP growth	3.4%	2.3%	2.0%	2.0%
Nominal GDP growth	5.9%	4.4%	4.0%	3.9%

A Budget that Works for You

Budget 2018 focuses on two key priorities for British Columbians: the need for affordable housing solutions and the demand for more affordable, available child care.

Government’s comprehensive housing strategy will help curb demand, ease speculation, better protect and support renters, and invest over $1.6 billion in the first three years to increase the supply of affordable housing that people need. More than $1 billion will also be invested in Child Care BC, a made-in-BC plan to bring affordable, accessible, and quality child care to families across the province.

Taking Action on Housing

Government is taking action in Budget 2018 to address the housing challenges facing British Columbians, including:

•             the most significant provincial commitment ever made to housing — over $1.6 billion over three years — to build and maintain affordable rental housing, help finance new student housing projects at public post-secondary institutions, increase rental assistance for low-income seniors and working families, and provide supportive housing for at-risk British Columbians;

•             tax measures aimed to improve housing affordability, including a new speculation tax, an increase and expansion to the Additional Property Transfer Tax, increases to the school tax and property transfer tax on expensive homes, enabling online accommodation platforms to collect and remit PST and municipal and regional district tax (MRDT); and

•             additional tax measures that will allow MRDT revenue to be used to fund affordable housing initiatives and that will provide incentives through municipal revitalization agreements for purpose-built rental housing.

Budget and Fiscal Plan — 2018/19 to 2020/21

Summary

Government is also taking action to track information about beneficial ownership of land, and to require developers to collect and report information about the assignment of pre-sale condo purchases.

Historic Investments in Child Care

Building a universal early care and learning system represents one of the most significant social policy initiatives in BC history. Budget 2018 will invest more than $1 billion over three years to reduce child care costs for families, create over 22,000 new licensed child care spaces, and deliver high quality early care and learning services.

As part of these investments, government is introducing the affordable child care benefit that will reduce the cost of care for up to 86,000 families, with families earning less than $45,000 annually receiving the highest level of benefit. A family could benefit by up to $1,250 per month for every child.

Budget 2018 includes other priority investments to address government’s three key commitments to British Columbians: making life more affordable, enhancing critical services, and building a strong and sustainable economy that works for everyone.

Improving Affordability

Government is working to make life more affordable for British Columbians, including:

•             the elimination of Medical Services Plan (MSP) premiums effective January 1, 2020 which, combined with the 50 per cent cut this year, provides savings of up to $900 per year for individuals and $1,800 per year for families;

•             freezing fares on all major BC Ferries routes, rolling back fares on small routes by 15 per cent, and restoring the seniors’ 100 per cent discount on passenger fares Monday to Thursday;

•             expansion and enhancement of the Fair PharmaCare program by increasing the income threshold at which families qualify, and providing 100 per cent coverage to very low-income families;

•             funding the transportation (bus pass) supplement announced in October 2017 for over 100,000 people receiving disability assistance, which provides either a bus pass or $52 per month for other transportation needs;

•             providing $4 million over two years to test the feasibility of a basic income in BC; and

•             housing affordability measures as mentioned previously.

Enhancing Services

To improve the services people count on, Budget 2018 provides additional funding allocations for:

•             investing in team-based primary care to expand services from physicians and other health care professionals;

•             investing in seniors care across the continuum, including primary care, home and community care, and residential care;

•             hiring more teachers as part of the Classroom Enhancement Fund;

•             improved access to justice and family law services through increased funding to the Legal Services Society, and for family dispute resolution services, increased digital access to justice services, and more court sheriffs and court services staffing to address court delays;

•             supporting the revitalization of Indigenous languages across the province through $50 million in funding from the 2017/18 fiscal year to the First Peoples’ Cultural Council;

•             increased funding to programs and services such as counselling, outreach, and crisis support for women and children affected by violence; and

•             child care investments as mentioned above.

Budget and Fiscal Plan — 2018/19 to 2020/21

Summary

Building a Strong and Sustainable Economy

British Columbians benefit when government chooses to invest in the economy and in our greatest resource — people. In addition to the new investments in housing and early care and learning that will provide substantial economic benefits, Budget 2018 includes the following new investments that support a strong and sustainable economy:

•             increased funding for the agrifood sector to support a variety of initiatives that are part of the Grow BC, Feed BC, and Buy BC initiatives;

•             ongoing funding to end fees for Adult Basic Education and English Language Learning, to promote higher participation in the economy;

•             funding certainty for Indigenous skills training and to assist the University of Victoria in establishing an Indigenous law program;

•             expansion of post-secondary tuition waivers for former youth in care;

•             increased monthly financial supports for young adults aging out of care to offset living costs while they attend school, rehabilitation, vocational or life skills programs;

•             enhanced supports for new entrants to Canada including more online resources and career assistance to help with the transition into the BC economy;

•             new investments in community wildfire resiliency, and funding for recovery from the 2017 wildfires;

•             increased grants to BC Arts Council and Creative BC, which contribute to BC’s creative economy; and

•             increased funding through the renewed labour market agreements with the Government of Canada to help British Columbians seeking employment to succeed in the current job market.

Major taxpayer-supported infrastructure projects in the capital plan represent over $9 billion worth of work going on in communities across BC. The construction of these schools, roads, health facilities, post-secondary institutions and other investments support over 50,000 direct and indirect jobs during construction.

Budget 2018 also includes $1.37 billion in 2019/20 and $1.25 billion in 2020/21 in funding available for priority spending initiatives to be developed for future budgets such as government’s reconciliation commitments to Indigenous peoples, and to accommodate budgetary pressures such as caseload growth and new compensation mandate costs.

Commitments made in Budget 2018 are being funded by improved revenue forecasts over the fiscal plan period, as well as new revenue sources, including a new employer health tax (see Part 2: Tax Measures for details).

Stable Economic Growth

The Budget 2018 estimate for BC real GDP growth in 2017 and the outlook for 2018 are higher than projected in Budget 2017 Update. Employment, retail sales, housing starts and exports saw strong activity in 2017. As such, the estimate for BC real GDP growth in 2017 was revised up from 2.9 per cent to 3.4 per cent. BC’s economic strength is expected to continue into this year, and therefore the Budget 2018 forecast for economic growth in 2018 has increased from 2.1 per cent to 2.3 per cent. Meanwhile, the general outlook for BC’s economy for 2019 and beyond is for steady, moderate growth, which is relatively unchanged from the previous outlook as the balance of risks to the domestic and global economy remains largely unchanged.

British Columbia’s economic outlook

Budget and Fiscal Plan — 2018/19 to 2020/21

Summary

The Budget 2018 forecast for BC real GDP growth is 0.2 percentage points below the outlook provided by the Economic Forecast Council for both 2018 and 2019, and 0.1 percentage point below for the 2020 to 2022 period. This acknowledges the downside risks to the economic forecast and is one of the levels of prudence built into the fiscal plan.

Prudent economic forecast

Downside risks to BC’s economic outlook include:

•             uncertainty regarding US fiscal and trade policy, particularly with respect to the softwood lumber dispute and the renegotiation of the North American Free Trade Agreement;

•             potential for monetary policy tightening to increase the cost of borrowing and dampen economic momentum;

•             potential for a slowdown in domestic economic activity;

•             potential for slower economic activity in Asia, particularly as China transitions into a consumer-driven economy, resulting in weaker demand for BC’s commodity exports;

•             the risk that Europe’s economic recovery is disrupted as it faces the challenges of the UK exiting the European Union and elevated sovereign debt; and

•             exchange rate and commodity price uncertainty.

Capital Investments

Budget 2018 continues to deliver on ongoing capital plan commitments, and makes new commitments in the housing, health, transportation and education sectors. Taxpayer-supported infrastructure spending on hospitals, schools, post-secondary facilities, transit, and roads is forecast to be $15.8 billion, the highest ever, over the three year fiscal plan.

Self-supported capital spending is expected to total $10.4 billion over three years, relating primarily to power generation and transmission projects.

Debt Affordability

The Budget 2018 debt forecast reflects an improved outlook for the elimination of government’s operating debt, which is now projected to occur in 2018/19 primarily due to stronger economic growth and new revenue measures.

Total taxpayer-supported debt is projected to increase by $6.6 billion, reaching $50.3 billion by 2020/21 due mainly to record levels of planned capital spending. Government’s key debt affordability metric, the taxpayer-supported debt to GDP ratio is forecast to remain below 16 per cent over the plan period, which is lower than the Budget 2017 Update track.

Debt to GDP

Budget and Fiscal Plan — 2018/19 to 2020/21

Summary

Taxpayer-supported debt to revenue remains within a reasonable range over the Budget 2018 plan period at below 90 per cent, which is lower than the Budget 2017 Update track.

Debt to revenue trend

Risks to the Fiscal Plan

The main risks to the government’s fiscal plan include:

•             risks to the BC economic outlook, largely due to the continued uncertainty surrounding global economic activity;

•             assumptions underlying revenue, including Crown corporation net income forecasts, economic factors, commodity prices and weather conditions;

•             financial results of the Insurance Corporation of British Columbia;

•             potential changes to federal government allocations for health and social transfers and cost-sharing agreements, as well as impacts on provincial income taxes arising from federal government tax policy changes;

•             future Economic Stability Dividend and any new 2019 compensation mandate costs;

•             caseload demands for government services such as health care, children and family services, and income assistance; and

•             the outcome of litigation, arbitrations, and negotiations with third parties.

To mitigate the risks to the fiscal plan, government incorporates four main levels of prudence in its projections:

•             government has included forecast allowances throughout the three year period: $350 million in 2018/19, $500 million in 2019/20, and $600 million in 2020/21 to guard against volatility, including revenue changes;

•             the fiscal plan includes a Contingencies vote allocation of $550 million in 2018/19, and $750 million in each of 2019/20 and 2020/21, to help manage unexpected pressures and fund priority initiatives;

•             the Budget 2018 outlook for BC’s real GDP growth is lower than the outlook provided by the Economic Forecast Council (0.2 percentage points lower in both 2018 and 2019, and 0.1 percentage point lower for the 2020 to 2022 period); and

•             the natural gas revenue forecast incorporates additional prudence by using a price forecast that is lower than the average of private sector forecasts.

Conclusion

Budget 2018 is focused on two key priorities of government: housing affordability and universal child care.

Government is taking action in Budget 2018 to address the housing challenges facing British Columbians, including:

•             the most significant provincial commitment ever made to housing — over $1.6 billion over three years;

•             significant tax measures aimed to improve housing affordability, including a new speculation tax, an increase and expansion to the Additional Property Transfer Tax, and increases to the school tax and property transfer tax on expensive homes.

Government is also taking action to track information about beneficial ownership of land, and to require developers to collect and report information about the assignment of pre-sale condo purchases.

Budget and Fiscal Plan — 2018/19 to 2020/21

Summary

Government is on the path to implementing one of the most significant social policy initiatives in BC history, building a universal early care and learning system:

•             investing more than $1 billion over three years to reduce child care costs for families and create over 22,000 new licensed child care spaces; and introducing a new affordable child care benefit that will reduce the cost of care for families. A family could benefit by up to $1,250 per month for every child.

Budget and Fiscal Plan — 2018/19 to 2020/21

Part 1: THREE YEAR FISCAL PLAN

Table 1.1 Three Year Fiscal Plan

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2017/18	2018/19	2019/20	2020/21
Revenue before ICBC impacts	53,365	54,877	57,580	58,566
Expense	(51,818)	(53,624)	(56,778)	(57,762)
Forecast allowance	(100)	(350)	(500)	(600)
Surplus before ICBC impacts	1,447	903	302	204
ICBC net loss forecast before product reform	(1,296)	(1,076)	(801)	(920)
Estimated impact of ICBC product reform	—	392	780	1,000
Surplus	151	219	281	284

Capital spending:
Taxpayer-supported capital spending	4,197	5,174	5,160	5,442
Self-supported capital spending	2,614	4,061	3,079	3,285
	6,811	9,235	8,239	8,727

Provincial Debt:
Taxpayer-supported debt	43,680	45,198	47,554	50,257
Self-supported debt	21,484	23,824	25,027	26,197
Total debt (including forecast allowance)	65,264	69,372	73,081	77,054
Taxpayer-supported debt to GDP ratio	15.6%	15.5%	15.7%	15.9%
Taxpayer-supported debt to revenue ratio	84.3%	84.9%	85.1%	88.3%

Introduction

Budget 2018 puts people first by building on the investments made in Budget 2017 Update to make life more affordable, enhance critical services, and build a strong and sustainable economy that works for everyone. These measures are funded by improved revenues from existing sources as well as additional revenue measures.

The new investments and revenue measures presented in Budget 2018 are outlined in Tables 1.2 and 1.3. A complete discussion of the revenue measures follows below, with details on the new funding initiatives beginning on page 17.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Table 1.2 Budget 2018 New Priority Operating Investments

($ millions)	2018/19	2019/20	2020/21
Improving Affordability
New housing investments	181	396	406
Transportation affordability measures	96	104	107
Affordability for low income families	13	49	47
Total investments in improving affordability	290	549	560

Enhancing Services
New child care and early learning investments	182	357	464
Higher investments in healthcare and education	127	294	349
Increased funding to improve social justice	30	30	33
Other service enhancements	6	7	7
Total investments in enhancing services	345	688	853
Building a Strong and Sustainable Economy
Investing in higher education and skills training	42	45	58
Improving sustainability and land use certainty	21	39	52
Investing in other sectors	25	29	29
Total investments in building a strong and sustainable economy	88	113	139
Budget increases to address caseload, compensation and other pressures	289	326	1,112
Total new ministry operating allocations	1,012	1,676	2,664

Table 1.3 Budget 2018 Revenue Measures

($ millions)	2018/19	2019/20	2020/21
Eliminate Medical Services Plan premiums	—	(345)	(1,394)
Introduce employer health tax	463	1,850	1,922
Speculation tax with corresponding income tax credit	87	200	200
Increase and expand Additional Property Transfer Tax	35	40	40
Increase school tax on residential properties over $3 million	50	200	200
Increase property transfer tax on residential properties over $3 million	81	81	81
Enable online accommodation platforms to collect and remit PST	16	16	16
Increase tobacco tax rates	95	95	95
BC share of federal duty on cannabis	50	75	75
Other tax measures	3	17	18
Total Budget 2018 revenue measures	880	2,229	1,253

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Revenue

Total revenue growth is expected to average 4.0 per cent annually over the three year period to 2020/21. Increasing revenues from taxation, federal government contributions and net income of commercial Crown corporations (after taking into account ICBC results) are partly offset by declining revenues from natural resources and the effect of government’s decision to eliminate Medical Services Plan (MSP) premiums.

Chart 1.1 Revenue forecast

Over the three year fiscal plan period, taxation revenue is forecast to average 7.6 per cent annual growth due to the effects of stable economic growth and new policy measures introduced in Budget 2018. These measures include the introduction of an employer health tax as well as a speculation tax and property transfer taxes on residential properties. The speculation taxes and property transfer taxes form part of government’s strategy to address housing affordability. More information on tax measures is detailed in Part 2: Tax Measures and more information on government’s strategic plan to address housing affordability can be found in the Housing Affordability topic box on page 79.

Natural resource revenues are forecast to average a 5.5 per cent annual decline over the three year fiscal plan period. This mainly reflects declining revenues from the mineral tax on coal mine operations, forests, and bonus bids and rents on drilling licences and leases. These impacts are partly offset by higher natural gas royalties compared to 2017/18.

Other revenue consists of fees, licences, investment earnings and other miscellaneous sources and incorporates estimates provided by ministries and taxpayer-supported agencies. Over the next three years, these revenues are projected to decline 7.3 per cent annually, on average, mainly due to government’s decision to eliminate MSP premiums for all British Columbians, effective January 1, 2020. More information on MSP premium changes can be found in the Medical Services Plan Premiums topic box on page 77.

Excluding MSP premiums, average annual growth in other revenue sources is expected to be relatively flat, as rising fee revenue from the SUCH sector entities offsets declining revenue from miscellaneous sources.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Table 1.4 Comparison of Major Factors Underlying Revenue

Calendar Year	February 20, 2018				September 11, 2017
Per cent growth unless otherwise indicated	2017	2018	2019	2020	2017	2018	2019	2020
Real GDP	3.4	2.3	2.0	2.0	2.9	2.1	2.0	2.0
Nominal GDP	5.9	4.4	4.0	3.9	5.1	4.1	4.0	3.9
Household income	5.1	4.1	3.9	3.8	4.1	4.0	3.9	3.8
Net operating surplus	11.2	5.5	3.3	3.3	9.1	2.8	2.8	2.8
Consumer expenditures on durable goods	14.0	2.6	2.3	2.2	6.3	2.5	1.9	2.0
Consumer expenditures on goods and services	7.2	5.0	4.6	4.7	5.8	4.9	4.6	4.7
Business investment	5.2	6.0	5.2	4.8	5.4	5.6	4.9	5.0
Residential investment	6.9	6.8	5.7	5.1	6.6	6.4	4.9	4.9
Retail sales	9.5	4.3	3.8	3.7	5.9	4.0	3.6	3.6
Employment	3.7	1.4	1.1	1.0	3.1	1.2	1.1	1.1
BC Housing starts	4.4	-26.8	-6.1	-1.8	-8.5	-20.8	-10.9	0.1
US Housing starts	2.4	-0.2	0.0	0.0	1.8	0.4	0.0	0.0
SPF 2x4 price ($US/thousand board feet)	$410	$403	$373	$340	$377	$360	$340	$330
Pulp ($US/tonne)	$894	$945	$880	$850	$858	$835	$803	$800
Exchange rate (US cents/Canadian dollar)	77.0	78.3	79.7	79.6	76.3	77.3	78.8	79.9

Fiscal Year	2017/18	2018/19	2019/20	2020/21	2017/18	2018/19	2019/20	2020/21
Natural gas price ($Cdn/GJ at plant inlet)	$0.96	$1.08	$1.17	$1.39	$1.60	$1.68	$1.78	$1.97
Bonus bid average bid price per hectare ($)	$1,500	$300	$300	$250	$1,956	$160	$200	$250
Electricity price ($US/mega-watt hour, Mid-C)	$25	$24	$25	$27	$24	$24	$25	$26
Metallurgical coal price ($US/tonne, fob west coast)	$170	$144	$131	$127	$145	$120	$116	$118
Copper price ($US/lb)	$2.87	$2.93	$3.00	$3.10	$2.56	$2.60	$2.72	$2.82
Crown harvest volumes (million cubic metres)	57.0	58.0	58.0	57.0	58.0	59.0	59.0	58.0

Federal government contributions are forecast to average 3.1 per cent annual growth over the next three years mainly due to expected increases in Canada Health Transfer (CHT) and Canada Social Transfer (CST) disbursements. The combined CHT and CST contributions are forecast to average 3.7 per cent annual growth over the fiscal plan period and represent about 79 per cent of total federal government contributions. Other federal government transfers are projected to average 0.9 per cent growth annually over the three year fiscal plan.

Excluding ICBC, commercial Crown corporations’ net income is expected to average 0.6 per cent growth over the next three years reflecting relatively stable net income for BC Hydro and the Liquor Distribution Branch. Net income for ICBC is expected to improve over the three year plan from a $684 million loss in 2018/19 to a positive $80 million by 2020/21, mainly due to product reform measures. More details on commercial Crown corporation net income are provided beginning on page 16 and more information on ICBC can be found in the ICBC topic box on page 60.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Major Revenue Sources

Key assumptions and sensitivities relating to revenue are provided in Appendix Table A5. The assumptions and factors that are the major drivers for preparing projections of individual revenue sources include sensitivities to provide the reader with a sense of potential impacts to revenue projections if there are changes to these underlying assumptions and factors. The following text references the forecasts of these assumptions and factors in explaining individual revenue sources. An analysis of historical volatility of the economic variables related to revenue sources can be found in the 2017 BC Financial and Economic Review (pages 14-15). The major revenue components are detailed below.

Taxation revenue

Personal income tax base revenue (excluding tax measures and adjustments for prior years) is forecast to average 4.6 per cent annual growth over the next three years, in line with Budget 2018 projections of household and employee compensation income growth.

Table 1.5 Personal Income Tax Revenue

($ millions)	2017/18	2018/19	2019/20	2020/21
Base personal income tax revenue[1]	9,115	9,534	9,974	10,420
Measures:
– Budget 2017 Update tax measures:
High income tax rate increase	76	306	316	328
Other tax measures	17	6	(52)	(52)

– Budget 2018 tax measures	(3)	(10)	—	1
Prior-year adjustment	(319)	—	—	—
Budget 2018 revenue	8,886	9,836	10,238	10,697
Annual growth	-8.4%	10.7%	4.1%	4.5%
Household income growth (calendar year)	5.1%	4.1%	3.9%	3.8%
Employee compensation income growth (calendar year)	5.9%	4.3%	4.1%	3.9%
Elasticity[2] (calendar year basis, policy neutral)	1.3	1.1	1.2	1.2

1                   Revenue excluding the impacts of prior-year adjustments and tax policy measures.

2                   Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income.

In 2018/19, personal income tax revenue is expected to increase 10.7 per cent mainly due to the effects of the negative prior-year adjustment in 2017/18 and the impact of increasing the individual income tax rate to 16.8 per cent from 14.7 per cent on taxable income over $150,000, effective January 1, 2018. Over the next two years, revenue is projected to average 4.3 per cent annual growth. The forecast also includes other tax measures relating to various personal income tax credits.

Corporate income tax revenue is mainly based on cash instalments received from the federal government and settlement adjustments for prior years. Revenue is expected to decline 1.4 per cent in 2018/19 due to a decrease in the settlement payment for prior years, partly offset by an increase in instalments reflecting the full year impact of increasing the general income tax rate to 12 per cent, effective January 1, 2018. Average annual growth over the next two years is forecast to be 6.9 per cent mainly due to annual increases in instalments, reflecting federal government projections of national corporate taxable income and a rising BC payment share.

Revenue projections assume the small business tax rate at two per cent and general tax rate at 12 per cent. BC corporate taxable income entitlement is forecast to rise in line with the economic projections of net operating surplus of corporations.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Table 1.6 Corporate Income Tax Revenue

($ millions)	2017/18	2018/19	2019/20	2020/21
Advance instalments from the federal government:
– Payment share	12.5%	13.5%	13.7%	14.6%
– Instalments before general income tax rate measure	3,397	3,448	3,591	3,913
– add corporate general income tax rate measure	98	298	338	369
International Business Activity Act refunds (phasing out)	(20)	(15)	(10)	—
Prior-years’ settlement payment	681	365	398	396
Corporate income tax revenue	4,156	4,096	4,317	4,678
Annual per cent growth	49.1%	-1.4%	5.4%	8.4%

Provincial sales tax revenue growth is expected to average 3.9 per cent annually over the three year fiscal plan, in line with expected increases in nominal GDP and consumer expenditures on taxable goods and services. The forecast includes the impacts of increasing luxury surtax rates on passenger vehicles over $125,000 and legislative changes enabling online accommodation platforms to collect and remit provincial sales tax.

Table 1.7 Sales Tax Revenue

($ millions)	2017/18	2018/19	2019/20	2020/21
Provincial sales taxes	7,129	7,428	7,672	7,989

Annual per cent change (calendar year)	2017	2018	2019	2020
Consumer expenditures on durable goods	14.0%	2.6%	2.3%	2.2%
Consumer expenditures on goods and services	7.2%	5.0%	4.6%	4.7%
Residential investment	6.9%	6.8%	5.7%	5.1%
Government expenditures	7.0%	-0.1%	2.3%	2.1%
Nominal GDP	5.9%	4.4%	4.0%	3.9%
Retail sales	9.5%	4.3%	3.8%	3.7%

Motor fuel tax revenue is expected to grow by an average of 0.8 per cent annually over the three year plan. The forecast incorporates a 2 cents per litre increase to the Capital Regional District fuel tax rate, with the proceeds dedicated to BC Transit, and an exemption on marine diesel fuel for internationally-operating ships.

Carbon tax revenue is forecast to average 16.5 per cent annual growth over the three years to 2020/21. The forecast incorporates an increase in carbon tax rates of $5 per tonne of CO2 equivalent emissions each year for four years beginning April 1, 2018, as announced in Budget 2017 Update. The forecast assumes that purchased volumes of natural gas will grow in line with real GDP and that consumption of gasoline will remain flat. Over the next year, in concert with stakeholders, government proposes to create a new clean growth incentives program for large industrial emitters and will also provide relief to low and moderate income British Columbians through enhancements to the low income climate action tax credit. For more information, see A New Approach to Climate Action and Carbon Pricing topic box on page 75.

Tobacco tax revenue is expected to grow 15.8 per cent in 2018/19 reflecting tax rate increases on cigarettes and loose tobacco. Effective April 1, 2018, tobacco tax rates increase to 27.5 cents per cigarette from 24.7 cents and to 37.5 cents per gram on loose tobacco from 24.7 cents. Over the following two years, tobacco tax revenue is projected to be flat.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Property tax revenue is expected to grow by an average of 9.3 per cent annually over the three year plan. The forecast includes additional school taxes levied on residential properties whose value exceeds $3 million and the introduction of a new speculation tax levied on individuals who own residential property in BC. The latter measure incorporates corresponding personal income tax relief for those who pay income tax in BC. These measures are part of government’s strategy to address housing affordability by managing demand, deterring owners from leaving residential properties vacant, and curbing the use of residential properties as a speculative investment. Excluding these measures, average annual growth is projected to be 4.5 per cent over the next three years in line with the outlook for inflation and new construction activity.

Property transfer tax revenue growth is expected to average 2.6 per cent annually over the three year fiscal plan, consistent with expected annual changes in residential sale values and new measures introduced in Budget 2018. The forecast incorporates measures introduced in Budget 2018 to increase the tax rate on transactions of residential properties whose value exceeds $3 million and to increase the Additional Property Transfer Tax rate from 15 per cent to 20 per cent and to further expand the tax to other areas of the province.

Employer health tax revenue is forecast at $463 million in 2018/19, increasing to $1.9 billion in 2020/21 and is expected to grow in line with employee compensation. The employer health tax is expected to take effect on January 1, 2019.

The elimination of MSP premiums will be funded by the revenues from the new employer health tax.

More information on tax measures is detailed in Part 2: Tax Measures.

Natural resource revenue

Natural gas royalties are expected to increase 57.9 per cent in 2018/19 reflecting higher production volumes, decreased utilization of royalty program credits and higher prices for natural gas and natural gas liquids. Over the next two years, royalties are expected to decline at a 2.4 per cent average annual rate mainly due to expected declines in production volumes and increased utilization of royalty program credits, partly offset by the effect of rising prices for natural gas and natural gas liquids.

The forecast assumes an average price of $1.08 ($Cdn/gigajoule, plant inlet) in 2018/19, up from $0.96 in 2017/18. This assumption is within the 20th percentile of the private sector forecasters, continuing the prudence incorporated since 2013/14. Prices are expected to increase over the next two years, averaging $1.17 in 2019/20 and $1.39 in 2020/21, consistent with the growth of the average of the private sector forecasts. Over the three year fiscal plan period, the projected natural gas prices average 73 cents lower than the average of the private sector forecasters. Natural gas royalty rates are most sensitive to prices in the $1.22 to $2.22 range. Hence the effective royalty rate is generally expected to rise as prices increase, depending on the take up of royalty program credits.

See Appendix Table A6 for more details regarding natural gas price forecasts.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Chart 1.2 Revenue from energy, metals and minerals

Revenue from bonus bids and rents on drilling licences and leases is forecast to decline 58.2 per cent over the next three years, from $376 million in 2017/18 to $157 million in 2020/21. The decrease over the three years reflects declining deferred revenue and cash sales that are expected to average just $10 million annually. More detail is provided in Appendix Table A5.

Mining and minerals: Revenue from mineral tax, fees and miscellaneous mining receipts is expected to decline an average of 27.0 per cent annually over the next three years mainly due to the impacts of assumed weakening coal prices and increasing mine production costs, partly offset by the effect of rising copper prices. Metallurgical coal spot prices rose significantly in 2017 reflecting short term tight supply and transportation issues. Coal prices are forecast to decline over the three year fiscal plan period as the short term global issues that restricted supply are resolved.

Other energy: Other energy revenue is comprised of electricity sales under the Columbia River Treaty, petroleum royalties, and fees collected by the Oil and Gas Commission. These revenues are expected to grow by an average of 2.7 per cent annually over the three year fiscal plan mainly due to higher assumed Mid-Columbia electricity and oil prices.

Forests revenue is expected to remain flat in 2018/19 as impacts of lower overall stumpage rates and a higher Canadian dollar are offset by increased harvest volume. Forests revenue is expected to decline an average of 3.2 per cent annually over the following two years mainly reflecting lower overall stumpage rates. Total harvest levels on Crown land are projected to remain relatively flat, raising slightly to 58 million cubic meters in 2018/19 and 2019/20 before returning to 57 million cubic meters in 2020/21. The forecast assumes that stumpage rates in the BC Timber Sales (BCTS) program in the interior of BC will decline in 2018/19 from the expected record level in 2017/18. Over the next three years, the plan assumes that the Ministry of Indigenous Relations and Reconciliation will recover $97 million of stumpage revenue in support of funding the Forest Consultation and Revenue Sharing Agreements.

Other natural resource revenue is comprised of water rentals and fees for hunting and fishing licences collected under the Wildlife Act. These revenues are expected to increase an average of 1.3 per cent annually over the next three years mainly reflecting higher water rentals collected under the Water Sustainability Act.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Other revenue

Medical Services Plan premiums (MSP): MSP premiums were reduced by 50 per cent for all British Columbians effective January 1, 2018 and will be eliminated effective January 1, 2020. More information on MSP premium changes can be found in the Medical Services Plan Premiums topic box on page 77.

Other fees and licences: Over the three year fiscal plan, revenue from other fees and licences is expected to average 2.0 per cent annual growth mainly due to increasing fee revenue collected by post-secondary institutions.

Investment earnings are expected to average a 0.6 per cent annual growth over the next three years mainly due to higher recoveries through the fiscal agency loan program. Higher revenue from these recoveries has an equal and offsetting higher expense resulting in no net impact on the projected annual surpluses.

Miscellaneous revenue is projected to average a 2.0 per cent annual decline over the fiscal plan due to lower projected gains from the sale of surplus properties and the impact of the completion of the non-profit asset transfer program. The Provincial Rental Housing Corporation’s net income is expected to decline with the finalization of the transfer of selected lands and buildings to non-profit societies in support of building housing capacity. Excluding these items, growth in other miscellaneous revenue is expected to remain relatively flat over the three years.

Federal government transfers

Canada Health Transfer (CHT) and Canada Social Transfer (CST) contributions are expected to average 3.7 per cent annual growth over the three years of the fiscal plan, mainly reflecting increasing national cash transfers and a rising BC population share. The plan assumes the national CHT cash disbursement increases 3.9 per cent in 2018/19 followed by increases of 4.3 per cent and 3.7 per cent in the last two years of the plan. The national CHT cash disbursement in 2018/19 is based on a three year average (2016 to 2018) of Canada’s nominal GDP growth, subject to a minimum annual growth rate of 3.0 per cent. The forecast adopts the federal government outlook for nominal GDP. The national CST cash disbursement is projected to increase 3.0 per cent annually, consistent with the federal government forecast.

Table 1.8 Federal Government Contributions

($ millions)	2017/18	2018/19	2019/20	2020/21
Canada Health Transfer	4,884	5,063	5,287	5,492
Canada Social Transfer	1,807	1,858	1,916	1,976
Total health and social transfers	6,691	6,921	7,203	7,468

Disaster financial assistance arrangements	193	20	8	—
BC share of federal duty on cannabis	—	50	75	75
BC Housing Management Commission	226	140	97	92
Ministry vote recoveries	690	1,036	911	940
Other transfers to ministries and agencies	748	763	777	800
Total other contributions	1,857	2,009	1,868	1,907
Total Federal Government Contributions	8,548	8,930	9,071	9,375

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Other federal contributions are expected to average 0.9 per cent growth annually over the fiscal plan. Increased contributions include higher funding in support of labour market development, homecare, mental health, children services and other ministry programs (with an equal and offsetting expense). These are partially offset by lower direct transfers in support of housing initiatives to the BC Housing Management Commission and reduced funding under the Disaster Financial Assistance Arrangements.

The forecast also includes BC’s share of the federally imposed cannabis duty. The Province intends to enter into an agreement with the federal government under which British Columbia will receive revenue from a federally imposed cannabis duty. The contemplated federal cannabis duty is proposed to be the greater of a flat rate and ad valorem duty on cannabis products. Under the terms of the agreement, British Columbia would generally receive 75 per cent of the federal cannabis duty revenue from cannabis sold or intended to be consumed in the province.

Commercial Crown corporations

British Columbia Hydro and Power Authority (BC Hydro): As required by regulation, BC Hydro’s net income is set at $712 million in 2018/19 as well as in 2019/20 and 2020/21. BC Hydro has applied to the BC Utilities Commission (BCUC) to freeze rates for 2018/19. The BCUC’s decision on the proposed rate freeze is not expected to impact BC Hydro’s net income over the fiscal plan period.

As part of the 10 Year Rates Plan, government started in 2017/18 to phase out the payment of dividends by BC Hydro to assist with stabilizing rate increases and improve BC Hydro’s capital structure to a 60:40 debt to equity ratio.

British Columbia Liquor Distribution Branch: The Liquor Distribution Branch’s net income is projected to average $1,122 million over the fiscal plan period, based on an average annual growth of 2.73 per cent in net sales revenue.

British Columbia Lottery Corporation (BCLC): BCLC reflects moderate net income growth over the fiscal plan period, from $1,300 million in 2018/19 to $1,344 million by 2020/21. Growth in net income is mainly attributed to a continued focus on innovation to retain existing players by supporting and enhancing existing products and to broaden the player base and engage new demographics of players by developing new content and experiences. The corporation continually manages costs and looks for ways to operate the business more efficiently and effectively.

For each year of the fiscal plan, government will distribute approximately $252 million (or approximately 20 per cent of the distribution paid to government) of its gaming income to charities and local governments. As well, $147 million of the gaming income retained by government will be allocated each year to the Health Special Account in support of health services.

Insurance Corporation of British Columbia (ICBC): Budget 2018 reflects continuing increased accident and claims cost trends resulting in significant net losses in the near term. However, the provincial government and ICBC are embarking on a number of significant insurance, traffic, road safety and other operational strategies that are expected to improve the corporation’s finances during the fiscal plan period. Further information is provided in the ICBC topic box on page 60.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Table 1.9 ICBC Net Income Forecast

($ millions)	2017/18	2018/19	2019/20	2020/21
Budget 2017 Update	(225)	(302)	(411)	(560)
– Deterioration since Budget 2017 Update	(1,071)	(774)	(390)	(360)
– Estimated impact of product reform	—	392	780	1,000
Budget 2018	(1,296)	(684)	(21)	80

For more information relating to commercial Crown corporations, please see Service Plans listed on the Budget 2018 website or the corporations’ respective websites.

Expense

Budget 2018 provides new ministry budget allocations of $5.4 billion over the three year fiscal plan in addition to increases included in Budget 2017 Update. Budget 2018 also addresses all remaining compensation pressures related to the Economic Stability Mandate (including a third Economic Stability Dividend) and caseload pressures such as those in health services and K-12 education. The increased funding provided in Budget 2018 will improve affordability, enhance services and build a strong and sustainable economy for all British Columbians.

Consolidated Revenue Fund Spending

Budget 2018 continues work begun in Budget 2017 Update, which contained several initiatives aimed at the following general government priorities:

•             improving affordability;

•             enhancing services for British Columbians; and

•             building a strong and sustainable economy.

This budget invests in new programming in these three key commitments to British Columbians, the largest being affordable housing and child care. The increases to ministry budgets for each priority area are contained in Table 1.2.

In addition to these new investments, Budget 2018 contains $1.37 billion in 2019/20 and $1.25 billion in 2020/21 in funding available for priority spending initiatives to be developed for future budgets such as government’s reconciliation commitments to Indigenous peoples, and to accommodate budgetary pressures such as caseload growth and new compensation mandate costs.

The costs and nature of each specific Budget 2018 priority investment are also itemized in Tables 1.12, 1.13, and 1.16, accompanied by descriptions of the various measures. In addition, there is incremental funding for significant program caseload and contractual pressures, including final wage increases for remaining eligible groups under the five-year 2014 Economic Stability Mandate, as well as for the third Economic Stability Dividend. Other caseload pressures which have attracted new funding include those relating to increased public school enrolment forecasted for 2018/19, costs for independent schools, growth in income assistance payments, justice system costs, and various other smaller ministry pressures.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Table 1.10 Revenue by Source

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2017/18	2018/19	2019/20	2020/21
Taxation revenue
Personal income	8,886	9,836	10,238	10,697
Corporate income	4,156	4,096	4,317	4,678
Employer health	—	463	1,850	1,922
Sales [1]	7,129	7,428	7,672	7,989
Fuel	995	1,003	1,011	1,018
Carbon	1,248	1,488	1,725	1,974
Tobacco	710	822	822	822
Property	2,380	2,626	3,000	3,109
Property transfer	2,135	2,235	2,257	2,307
Insurance premium	585	595	610	620
	28,224	30,592	33,502	35,136

Natural resource revenue
Natural gas royalties	145	229	206	218
Forests	992	992	954	929
Other natural resources [2]	1,449	1,192	1,054	1,037
	2,586	2,413	2,214	2,184
Other revenue
Medical Services Plan premiums	2,264	1,361	1,033	—
Other fees and licences [3]	3,928	4,002	4,116	4,172
Investment earnings	1,191	1,179	1,201	1,211
Miscellaneous [4]	3,362	3,152	3,162	3,168
	10,745	9,694	9,512	8,551
Contributions from the federal government
Health and social transfers	6,691	6,921	7,203	7,468
Other federal government contributions [5]	1,857	2,009	1,868	1,907
	8,548	8,930	9,071	9,375

Commercial Crown corporation net income
BC Hydro	698	712	712	712
Liquor Distribution Branch	1,101	1,106	1,122	1,139
BC Lottery Corporation (net of payments to federal government)	1,365	1,300	1,322	1,344
ICBC	(1,296)	(684)	(21)	80
Transportation Investment Corporation	(31)	—	—	—
Other [6]	129	130	125	125
	1,966	2,564	3,260	3,400
Total revenue	52,069	54,193	57,559	58,646

1     Includes provincial sales tax, HST/PST housing transition tax and harmonized sales tax related to prior years.

2     Columbia River Treaty, Crown land tenures, other energy and minerals, water rental, and other resources.

3     Post-secondary, healthcare-related, motor vehicle, and other fees.

4     Includes reimbursements for healthcare and other services provided to external agencies, and other recoveries.

5     Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

6     Includes Columbia Power Corporation, BC Railway Company, Columbia Basin Trust power projects, and other agencies’ self-supported subsidiaries.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Table 1.11 Expense by Ministry, Program and Agency

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2017/18 [1]	2018/19	2019/20	2020/21
Office of the Premier	11	11	11	11
Advanced Education, Skills and Training	2,154	2,212	2,260	2,271
Agriculture	85	93	96	97
Attorney General	536	583	588	588
Children and Family Development	1,590	1,793	1,973	2,082
Citizens’ Services	551	524	522	522
Education	6,103	6,341	6,374	6,374
Energy, Mines and Petroleum Resources	94	60	61	61
Environment and Climate Change Strategy	173	179	177	178
Finance	354	579	823	828
Finance — extinguishment of TI Corp fiscal agency loan [2]	3,721	—	—	—
Forests, Lands, Natural Resource Operations and Rural Development	1,290	734	753	761
Health	18,908	19,754	20,624	21,294
Indigenous Relations and Reconciliation	91	100	101	101
Jobs, Trade and Technology	119	105	105	105
Labour	11	13	13	12
Mental Health and Addictions	3	10	10	10
Municipal Affairs and Housing	690	674	698	839
Public Safety and Solicitor General	1,114	787	788	791
Social Development and Poverty Reduction	3,105	3,364	3,442	3,482
Tourism, Arts and Culture	138	144	145	145
Transportation and Infrastructure	839	890	897	897
Total ministries and Office of the Premier	41,680	38,950	40,461	41,449
Management of public funds and debt	1,209	1,276	1,260	1,290
Contingencies	600	550	750	750
Funding for capital expenditures	1,347	1,772	1,680	2,124
Refundable tax credit transfers	1,111	1,246	1,270	1,294
Legislative Assembly and other appropriations	173	143	141	141
Subtotal	4,440	4,987	5,101	5,599
Priority spending initiatives and caseload pressures	—	—	1,366	1,252
Total appropriations	46,120	43,937	46,928	48,300
Elimination of transactions between appropriations [3]	(55)	(59)	(62)	(64)
Prior year liability adjustments	(127)	—	—	—
Consolidated revenue fund expense	45,938	43,878	46,866	48,236
Expenses recovered from external entities	2,951	3,337	3,226	3,104
Funding provided to service delivery agencies	(25,118)	(26,829)	(27,463)	(28,620)
Extinguishment of TI Corp fiscal agency loan [2]	(3,721)	—	—	—
Total direct program spending	20,050	20,386	22,629	22,720
Service delivery agency expense:
School districts	6,387	6,651	6,695	6,703
Universities	4,689	4,837	4,948	5,059
Colleges and institutes	1,257	1,299	1,316	1,334
Health authorities and hospital societies	14,901	15,370	15,962	16,380
Other service delivery agencies	4,534	5,081	5,228	5,566
Total service delivery agency expense	31,768	33,238	34,149	35,042
Total expense	51,818	53,624	56,778	57,762

1     Restated to reflect government’s current organization and accounting policies.

2     Budget 2017 Update provided statutory authority to extinguish the fiscal agency loan agreement between government and the Transportation Investment Corporation in response to the decision to cancel tolls on the Port Mann bridge. As a related party transaction, the expense and the corporation`s debt reduction are eliminated on consolidation resulting in no impact to operating results.

3     Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Improving Affordability

One of the most important priorities for government is making life more affordable for British Columbians. Budget 2018 introduces a number of new initiatives to address this commitment, as itemized in Table 1.12.

Table 1.12 Improving Affordability

($ millions)	2018/19	2019/20	2020/21	Total
Measures to Improve Housing Affordability	181	396	406	983
Transportation Supplement for People with Disabilities (Bus Pass)	69	71	74	214
Improving Access under Fair Pharmacare	11	47	47	105
Ferries Fare Stabilization and Restoring the Seniors Discount	27	33	33	93
Basic Income Expert Committee	2	2	—	4
Total	290	549	560	1,399

Making Housing More Affordable

Government is taking action to address the significant housing challenges facing British Columbians as a result of increasingly unaffordable house prices and a lack of affordable market rental housing. Budget 2017 Update introduced the initial steps to address needed housing supply, which included capital investments of $499 million to help build 1,700 new units of affordable rental housing and 2,000 modular units for housing people who are homeless or at risk of homelessness. Additional funding was also provided for the operating costs of the modular housing units, including 24/7 staffing and support services, and to improve landlord and tenant services.

Budget 2018 represents the beginning of the most significant provincial investment ever made in housing. Government will invest more than $1.6 billion in operating and capital funding over three years to build and maintain affordable rental housing, introduce a new student housing program for public post-secondary institutions, increase rental assistance supports to low-income seniors and working families who rent in the private market, and provide supportive housing for at-risk and vulnerable British Columbians.

Chart 1.3 Housing investments

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Of this total investment, operating funding of $983 million is provided as follows:

•             Affordable Rental Housing: $445 million will provide the first three years of funding of a ten-year commitment to support over 19,000 affordable rental housing units for families, individuals, and seniors struggling to find affordable rental housing in their communities. This will include mixed use developments that will improve housing choices for the “missing middle” — families and individuals with moderate incomes who are also struggling to find affordable rental housing.

•             Housing for Indigenous Peoples: Over the next three years, government is investing $155 million towards the construction of 1,750 new units of supportive housing for Indigenous peoples. This housing will be developed in partnership with Indigenous housing societies and First Nations.

•             Other Supports: As housing projects complete, additional funding will be provided for ongoing operating costs and support services. This funding will increase significantly over ten years as more housing units are built. $24 million over three years will support the initial ongoing operating costs for affordable rental housing, housing for Indigenous peoples and the additional 4,000 new capital-funded supportive housing units described below. In addition, $8 million over three years will help enhance local government capacity to assess and respond to community housing needs.

•             Preserving Existing Affordable Housing: It is essential that existing social housing is preserved. An additional $235 million over three years will support essential building repairs and maintenance, critical life-safety, and energy performance upgrades for existing units of social housing owned by non-profit housing providers. This investment includes seismic and fire-safety upgrades to make buildings safer for the individuals who live in them.

•             Rental Assistance Programs: $116 million over three years will expand eligibility and increase benefits of rental assistance programs for low-income seniors and working families. These enhancements to the Shelter Aid for Elderly Renters Program (SAFER) and Rental Assistance Program (RAP) will benefit over 35,000 households, including 3,200 newly eligible seniors and families. The average payment under SAFER will increase by approximately $930 per year and by approximately $800 per year for RAP.

These investments will make rental housing more affordable for those most in need. The Province will continue to work with the federal government on opportunities to leverage federal investments in the new Canada Housing Benefit to expand rental rebate programs to reach more people.

These investments are supplemented by capital spending of:

•             approximately $306 million over three years towards the construction of 2,500 new units of supportive housing for individuals experiencing or at risk of homelessness and 1,500 new units for women and children fleeing abusive relationships;

•             $259 million over the next three years as part of a new $450 million student housing program that will now allow public post-secondary institutions to borrow directly from the Province in order to help finance an estimated 5,000 new student housing beds, which previously had not been permitted; and

•             $73 million over the three years to support essential building maintenance, critical life-safety, and energy performance upgrades for existing social housing owned by the Province.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Over ten years, investments to deliver on the commitments made in Budget 2017 Update and Budget 2018 to address housing supply and preserve existing social housing are expected to exceed $7 billion. This includes investments to support almost 34,000 units of affordable rental, student, and supportive housing through direct financial contributions towards the construction of new housing units as well as funding to deepen the affordability of existing housing projects currently planned or under construction.

These housing investments will be monitored and reviewed to evaluate progress in order to consider additional measures and funding that may be required to meet government’s commitment to help build 114,000 units of affordable market rental, non-profit, co-op, supportive and owner-purchased housing in partnership with local governments, the federal government, Indigenous peoples, the non-profit and for-profit sectors, and faith groups.

These partnerships will be essential to ensure real progress can be made. In recognition of this, HousingHub is being established within the BC Housing Management Commission. This new office will facilitate partnerships and promote the development and construction of new housing supply, while also confronting the barriers facing the creation of affordable housing.

Although significant, these provincial investments alone will not solve the issue of housing affordability. Government is also taking important steps to better protect renters, address speculative demand in the real estate market, combat tax evasion, and provide more incentives for purpose-built rental housing through tax and other legislative measures.

Please refer to Part 2: Tax Measures and the Housing Affordability topic box on page 79 for additional information on government’s comprehensive approach to addressing housing affordability in British Columbia.

Supporting the Transportation Needs of People Receiving Disability Assistance

Budget 2018 provides $214 million over three years to fund the new transportation supplement that will support over 100,000 people with disabilities and allow them to participate more fully in their communities.

In October 2017, government announced the new transportation supplement of $52 per month for people receiving disability assistance to cover the costs of a bus pass for provincial transit systems or to assist with other transportation needs. Beginning January 1, 2018, people receiving disability assistance have a choice to take either a bus pass or $52 per month. This transportation supplement is separate from and provided on top of monthly disability assistance payments.

Monthly disability assistance rates were increased by $150 in 2017/18, including a $100 increase provided for in Budget 2017 Update.

Reducing the Costs of Prescription Drugs for those with Lower Incomes

Fair PharmaCare provides BC families with coverage for eligible prescription drugs and designated medical supplies based on their net income. The lower their income, the more help they receive. However, Ministry of Health data shows that families with lower incomes spend less on drugs than their health status would predict, a

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

situation which government believes should be addressed. Budget 2018 provides $105 million over three years to provide even more assistance to those with lower incomes. Specifically, the following changes to the program are being implemented as of January 1, 2019:

•             Fair PharmaCare Deductibles: Currently, no deductible amounts (the annual out of pocket amount paid for prescription drugs before PharmaCare coverage applies) are paid by families with net incomes below $15,000 per year. Going forward, the family net income threshold at which deductibles are first introduced is doubled from $15,000 to $30,000 for Regular Assistance families.

•             Annual Maximum Drug Costs: Fair PharmaCare also limits the total out of pocket amount a family must pay each year, and this limit is referred to as the “family maximum.” Once a family reaches this income-based family maximum amount, PharmaCare pays 100 per cent of the eligible cost of their drugs for the rest of the year. Budget 2018 will eliminate family maximums entirely for Regular Assistance families with incomes below $13,750 and for Enhanced Assistance families (those with a family member born before 1940) with incomes below $14,000. The benefit of this initiative is that very low income families will get 100 per cent coverage immediately, removing any financial barrier to filling prescriptions.

With these changes, the Ministry of Health estimates that approximately 240,000 families will receive expanded coverage, including 84,000 families that have not received benefits previously.

Making Travel on Coastal Ferries More Affordable

Budget 2018 includes incremental funding in the Ministry of Transportation and Infrastructure’s budget to address commitments to freeze fares on the three major routes, reduce fares on all non-major routes by 15 per cent, and reinstate the seniors’ 100 per cent discount on passenger fares Monday to Thursday. While the specific service contract amendments are still being discussed with BC Ferries, the following fare relief initiatives will take effect April 1, 2018.

•             Freezing Fares on Major Coastal Routes: For these three routes (Swartz Bay-Tsawwassen, Duke Point-Tsawwassen, and Horseshoe Bay-Departure Bay), government will provide additional funding to BC Ferries so that fares will be frozen and ferry users will not be subject to previously approved annual fare increases of up to an average of 1.9 per cent that would have taken effect on April 1, 2018 and April 1, 2019. This will make ferry travel more affordable whether travellers are walking on board or driving their vehicles.

•             15 Per Cent Fare Reduction on Non-Major Routes: About half of all passenger traffic occurs on routes other than between southern Vancouver Island and the Lower Mainland, mainly to/from the Gulf Islands, the Sunshine Coast, the mid-coast/ Northern Vancouver Island, and to Haida Gwaii. As of April 1, 2018, fares on these routes will be reduced by 15 per cent. For a car and driver traveling between Prince Rupert and Haida Gwaii, for example, this reduction saves the traveller more than $60 on a single round trip fare during the peak season.

•             Restoration of Seniors Discount: In 2014, the weekday (Monday to Thursday) seniors’ discount on passenger fares was reduced from 100 per cent to 50 per cent. As of April 1, 2018, the 100 per cent seniors’ discount will be fully restored.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Basic Income Expert Committee

To support the work government is doing to reduce poverty, the Province will look at whether a basic income is an effective way to improve income security, reduce poverty, and address the impact of technological change. Budget 2018 provides $4 million over two years to test the feasibility of a basic income in BC and help find ways to make life better for British Columbians. To help guide this work, the Province will convene a panel of experts and consult with stakeholders for their input and advice to help address the gaps that exist in the critical social supports that British Columbians rely on.

Enhancing Services for British Columbians

The second over-arching government priority is improving key services for British Columbians as outlined in Table 1.13. Budget 2018 achieves this by making additional significant investments in child care, the K-12 sector, health care, improving social justice, and other services.

Table 1.13 Enhancing Services

($ millions)	2018/19	2019/20	2020/21	Total
New Funding for Early Care and Learning
Investing in Child Care BC	182	357	464	1,003
Higher Investments in Healthcare and Education
Improving Seniors Residential Care	78	220	250	548
Increasing access to Primary Health Care Providers	25	50	75	150
Increased Cost of Final BCTF Agreement to Hire More Teachers	24	24	24	72
Increased Funding for Social Justice
Improving Access to Justice and Family Law Services	17	17	17	51
Increased Resources to Deliver Social Assistance Services	2	2	2	6
Supporting Women and Children Affected by Violence	5	5	8	18
Aboriginal Friendship Centre Funding	2	2	2	6
Continued Funding for Opioid Overdose Emergency	3	3	3	9
Improving Administration of Employment Standards	1	1	1	3
Other Service Enhancements
Conservation Officer Service Staffing Increase	3	3	3	9
Maintenance for New Campsites	1	2	2	5
Increased Funding for BC Transit Services	2	2	2	6
Total	345	688	853	1,886

Investing in Child Care BC

Finding affordable and quality child care is a significant challenge for families in British Columbia. Budget 2018 provides more than $1 billion over three years for Child Care BC — government’s plan to bring affordable, accessible, and quality child care to families across the province. This historic investment will make a meaningful difference for tens of thousands of families by reducing child care costs and increasing the number of child care spaces. In addition, these measures will help reduce the impact child care costs can have on labour market participation, while also increasing economic activity and creating significant employment opportunities in the early care and learning sector.

The suite of initiatives included in Budget 2018 is comprehensive and significant funding is provided to reduce the cost of child care for families; create new child care spaces to ensure that families are better able to access care; and train and develop the Early Childhood Educator (ECE) workforce needed to deliver high quality early care and learning services.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

A three-year total of $630 million is provided to make child care more affordable through the introduction of a new affordable child care benefit and child care fee reduction program. By 2020/21, the new affordable child care benefit will reduce the cost of care for up to 86,000 families annually, while providing more relief for families earning less than $45,000 per year. The maximum amount of the new benefit will vary by child care type and family income. A family earning less than $45,000 per year could benefit by up to $1,250 per month for every child. The benefit will be paid directly to service providers on behalf of eligible families to reduce their monthly child care costs. In addition, the new child care fee reduction program will provide increased funding to licensed service providers to reduce child care fees by up to $350 per month, depending on child care type. This new program will benefit up to 50,000 families across the income spectrum in the form of reduced child care fees.

$237 million over three years will improve accessibility by: creating over 22,000 new child care spaces; maintaining existing child care spaces; incenting service providers to offer more flexible hours that better meet the needs of families; and increasing capacity to meet the projected demand for licensing and monitoring.

Lastly, $136 million over the fiscal plan period is provided to enhance the quality of child care by funding additional capacity for ECE education at post-secondary institutions, expanding training and professional development opportunities for ECEs, and refreshing government’s Early Learning Framework to support a consistent, evidence-based approach to early learning in BC. Government anticipates that over 2,300 new ECEs will be working in the sector by 2020/21 and has made provision for specific ECE recruitment and retention initiatives over the fiscal plan period, pending completion of a detailed workforce development strategy for the sector.

Federal Agreement on Early Learning and Child Care

In addition to the early care and learning investments set out above, the Province and the Government of Canada have agreed to a new Early Learning and Child Care (ELCC) funding agreement. Under the agreement, the federal government will provide BC with an additional $153 million over three years, beginning in 2017/18, to support a three year action plan that is complementary to government’s vision for a universal child care system (see Table 1.14 for ELCC funding breakdown).

Table 1.14 Federal Early Learning and Child Care Agreement - Funding Breakdown

($ millions)	2017/18	2018/19	2019/20	Total	2020/21*
Early Learning and Child Care Framework (ELCC) Agreement
Establish new infant/toddler spaces in areas of highest need	—	14	—	14	—
Provide operating grants to early care and learning prototype sites	—	30	30	60	30
Establish a training fund to support recruitment and retention of ECEs	10	6	—	16	—
Expand culturally-based Indigenous child care	10	10	10	30	10
Enhance programs for children with special needs	—	20	10	30	10
Enhance funding for the Young Parent Program	1	1	1	3	1
Total	21	81	51	153	51

*Funding for future years will be confirmed on the renewal of the bilateral agreement, conditional on Canada’s acceptance of a new action plan. Under the agreement, the annual federal funding for the period 2020/21 to 2027/28 will be no less than $51 million.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

ELCC funding includes: supports to make child care settings inclusive of children with special needs; increased funding for culturally appropriate Indigenous child care; immediate support for recruitment and retention of ECEs through the establishment of a new training fund to provide bursaries and grants to current and prospective ECEs; additional support to create infant and toddler child care spaces in the areas of highest need; and provision of grants to fund affordable infant and toddler prototype sites.

In total, government will be spending $263 million in the first year of implementing Child Care BC, as set out in Table 1.15.

Table 1.15 Funding for Universal Early Care and Learning

($ millions)	2017/18	2018/19	2019/20	2020/21	Total
Total Provincial Funding[1]	20	182	357	464	1,023
Federal ELCC Agreement Funding[2]	21	81	51	51	204
Total	41	263	408	515	1,227

1     Budget 2017 Update included $20 million in 2017/18 for the creation of new child care spaces.

2     Funding for 2020/21 will be confirmed on the renewal of the bilateral agreement, conditional on Canada’s acceptance of a new ELCC action plan. Under the agreement, the annual federal funding for the period 2020/21 to 2027/28 will be no less than $51 million.

Please see the Topic Box on page 57 for additional information on government’s child care investments.

Higher Investments in Healthcare and Education

Expanding Seniors Care: A total of $548 million over three years is provided to the Ministry of Health in Budget 2018 to improve services for seniors across the continuum, including investments in primary care, home and community care, residential care, and assisted living. This funding is incremental to the recent new allocation of $85 million per year (by 2019/20) in federal funding that will be used to invest in home care to enable seniors and other people who need assistance to stay in their own homes, as was communicated in the Budget 2017 Update.

The new funding will allow for immediate investments in more specialized primary care services for seniors as well as community based services. There are currently about 28,000 beds in BC’s residential care homes, and with the aging population the demand is growing. These facilities are a vital component of the health care system, as they provide critical services for seniors who can no longer provide their own personal care. Government’s Seniors Advocate has recommended that the level of care per individual in residential care homes be increased to an average of 3.36 direct care hours per resident day. According to the January 2018 Seniors Advocate report, only 15 per cent of facilities met this guideline as of 2016/17. An important area of focus for the new funding will be to meet this goal.

Investing in Team-Based Primary Care: Far too many British Columbians do not have a regular family doctor. To begin to remedy this situation, $150 million over three years is being added to the Ministry of Health budget. This will allow progress to be made in expanding the coverage of primary care providers and the provision of team-based care to more of those currently not being well served.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Federal Funding for Mental Health and Addictions: As described in Budget 2017 Update, the Government of Canada and the Province agreed to new targeted federal funding for investments in home and community care (described previously), and mental health and addictions services funding. This was added to the Ministry of Health budget in Budget 2017 Update, and sums to $171 million over the next three years. It will be directed towards strengthening mental health and addictions services capacity in primary care, schools, vulnerable populations, and Indigenous communities.

Overall, and excluding the federal funding, over $1.5 billion over three years is added to the Ministry of Health in Budget 2018 over the amount in the Budget 2017 Update, which includes funds for the third Economic Stability Dividend payment for health care workers, as shown in Chart 1.4.

Chart 1.4 Health budget increases

3-year total increase versus Budget 2017 Update: $1,562 million

3-year total increase versus Budget 2017: $2,429 million

Additional Teachers for K-12 Education: Including the amounts added in the Budget 2017 Update, a total of $376 million annually was allocated to the Ministry of Education’s base budget to meet the obligations of the November 2016 Supreme Court of Canada decision on class size and composition. Given that there are 60 school districts, each with different contract language, negotiations to arrive at the appropriate number of personnel to be hired and the estimated costs have been ongoing and have added to those costs.

While the original estimate was that 3,500 new teachers would be needed, that number has now increased to over 3,700. Therefore an additional $24 million per year has been added for Classroom Enhancement Fund costs ($72 million over three years), bringing the total to $400 million per year. This is in addition to funding added to the ministry’s budget to pay for enrolment growth projected in the 2018/19 school year, along with other funds to pay for independent school pressures and the third Economic Stability Dividend for all unionized workers in the K-12 system. The total funding added to the Ministry of Education in Budget 2018 is shown in Chart 1.5.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Chart 1.5   Education budget increases

3-year total increase versus Budget 2017 Update: $409 Million

3-year total increase versus Budget 2017: $1,180 Million

Improving Access to Justice and Family Law Services

Government is committed to building a justice system that works and supports fair access to justice for all British Columbians. Budget 2018 provides $51 million over three years to improve access to justice as follows:

•             $26 million to the Legal Services Society for the expansion of legal aid service delivery, including Indigenous, family law and duty counsel services;

•             $15 million to increase the number of court sheriffs and increase staffing of the Court Services Branch to address court delays; and

•             $10 million for Ministry of Attorney General initiatives related to family dispute resolution services and increasing digital access to justice services, especially for people living in rural and remote communities.

Approximately $11 million of the funding provided to the Legal Services Society will support the expansion of the Parents Legal Centre to additional communities, consistent with the recommendations from the Grand Chief Ed John Report on Indigenous Child Welfare. The Parents Legal Centre, currently in Vancouver and launching soon in Surrey, helps parents resolve child protection matters earlier through legal information and advice as well as through access to collaborative processes such as mediation.

Supporting Women and Children Affected by Violence

Budget 2018 provides $18 million over three years to better meet the demand for programs and services such as counselling, outreach, and crisis support for women and children who experience domestic violence, sexual assault, and other crimes. This new funding, which increases to $8 million per year in 2020/21, will also provide stable, on-going support for existing Domestic Violence Units. These specialized units pair dedicated police officers with community-based victim services and child protection workers to improve coordination in the highest risk cases of domestic violence. With the additional $5 million provided in 2017/18 as an immediate first step to address service needs, government will invest a total of $23 million in new funding to ensure these important programs and services are more responsive and available for the women and children who need them.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Increased Resources to Deliver Social Assistance Services

To address growing service delivery demands, a total of $6 million over three years is provided to the Ministry of Social Development and Poverty Reduction to increase staffing, reduce contact centre wait times, and help provide reliable and responsive service to people and families in need.

Aboriginal Friendship Centres

A total of $6 million over the fiscal plan period is provided to the Ministry of Indigenous Relations and Reconciliation to increase funding to Aboriginal Friendship Centres. There are 25 of these facilities in the province that are members of the BC Association of Aboriginal Friendship Centres. This funding will allow these organizations to improve upon the important education, job training, health and cultural services delivered to urban Indigenous residents in communities across the province.

Continued Funding in Response to the Opioid Overdose Emergency

Budget 2017 Update provided $322 million over three years, including $290 million for the health sector and $32 million for the Ministry of Public Safety and Solicitor General, as part of this government’s immediate and comprehensive response to the opioid overdose emergency. This funding supports the longer-term transition from an emergency response to building and sustaining an improved mental health and addictions system that meets the needs of people when and where they need it. Government will monitor and assess the effectiveness of the response in order to determine the appropriate funding levels for future budgeting purposes.

Building on this funding, Budget 2018 will continue the $3 million in one-time funding provided in February’s Budget 2017 for Naloxone training, public safety and outreach efforts, and protecting police personnel from potential fentanyl exposure. This will ensure that there is no reduction in front-line services or community outreach programs that help save lives.

Improving Fairness under the Employment Standards Act

The Ministry of Labour is working to ensure that BC’s employment standards reflect the changing nature of work and that they are applied evenly and enforced. A total of $3 million over three years is provided to support initiatives that will result in better compliance and enforcement, improve protections for vulnerable workers, and support fair and balanced treatment of workers and employers in BC.

Other Service Enhancements

Conservation Officer Service Staffing Increase: The Conservation Officer Service is an independent law enforcement agency that enforces over 30 pieces of provincial and federal legislation, and is the primary responder to conflicts between wildlife and humans in BC. Additional funding of $9 million over three years will support the Ministry of Environment and Climate Change Strategy to hire 20 new conservation officers, and enhance the WildSafe BC program.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Maintenance for New Campsites: In recent years, new capital funding has been provided to the Ministry of Environment and Climate Change Strategy and the Ministry of Forests, Lands, Natural Resource Operations and Rural Development to develop 1,900 new sites in BC’s parks and recreation areas. Budget 2018 adds $5 million over three years to fund additional resources needed to maintain the new sites.

New Funding to Improve BC Transit Services: A total of $6 million over three years is added to the budget of the Ministry of Transportation and Infrastructure for increased transit services. Along with funding added in recent years, this new allocation will help support a 2018/19 service expansion by BC Transit of over 40,000 additional hours in more than 20 communities for both conventional and custom transit.

In addition, the Budget 2018 increase in the motor fuel tax rate from 3.5 cents per litre to 5.5 cents per litre on clear gasoline and clear diesel in the Capital Regional District is expected to raise $7 million in additional tax revenue annually to help the Victoria Regional Transit Commission finance its share of funding for the Victoria regional transit system. The additional revenue will fund currently planned service expansion, including an additional 10,000 hours in 2018/19 supported with the purchase of new buses, upgrades to facilities, new transit exchanges, and park and rides.

Building a Strong and Sustainable Economy

Budget 2018 continues to build BC’s strong, sustainable economy. Housing and child care affordability have been identified as challenges for businesses seeking to attract and retain employees. Over three years, government will invest more than $2.6 billion to address these challenges. This will create jobs in communities across BC, similar to our long-standing public investments in public health care and education. In addition, record levels of capital investment across the province will create jobs that support economic growth. Finally, government is making $484 million in other strategic investments in support of this goal as shown in Table 1.16.

Investing in Higher Education, Skills Training, and Workforce Development

Adult Basic Education (ABE) and English Language Learning (ELL): Building on the first year of funding provided in Budget 2017 Update, Budget 2018 adds $19 million annually to end fees for Adult Basic Education and English Language Learning. This confirms the elimination of a key barrier that will lead to greater participation in post-secondary education and in the economy.

Indigenous Skills Training: $30 million over three years in the Ministry of Advanced Education, Skills, and Training’s base budget funding is provided to continue the Indigenous Skills Training Development Fund, a relatively new program that previously had only temporary funding. Projects are led by First Nations communities who identify labour market opportunities and work with accredited training providers to deliver the appropriate training.

Indigenous Law Program: $2 million in funding is added to assist the University of Victoria to begin an Indigenous law program, which will help meet the demand for professionals who can work across common and Indigenous law as it relates to institutional governance, resource management, child welfare and other areas.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Table 1.16 Building a Strong and Sustainable Economy

($ millions)	2018/19	2019/20	2020/21	Total
Investing in Higher Education and Skills Training
Adult Basic Education and English Language Learning	19	19	19	57
Continuation of Indigenous Skills Training Program	10	10	10	30
New Indigenous Law Program	—	1	1	2
Expanding Post Secondary Technology Programming	—	—	11	11
Tuition Waiver Program for Youth formerly in Care	2	2	2	6
Agreements with Young Adults	8	10	12	30
Increased Supports for Newcomers	3	3	3	9
Investing in Sustainability and Land Use Certainty
Improving Wildfire Resiliency	10	20	20	50
Wildfire Recovery	5	7	10	22
Mining Oversight and Energy Roadmap	2	2	2	6
Modernizing Crown Land Use Planning	2	5	8	15
Provincial Wildlife Management Strategy	1	3	10	14
Support for Indigenous Reconciliation Work	1	2	2	5
Investing in Other Sectors
New Agrifood Sector Support	7	11	11	29
Maintaining the Transportation Network	12	12	12	36
Increased Funding for Arts and the Creative Economy	6	6	6	18
Total New Provincial Funding for Sustainable Economy	88	113	139	340
Forecasted New Federal LMDA Funding as per Table 1.17	24	27	38	89
Forecasted New Federal WDA Funding as per Table 1.17	10	19	26	55
Total New Provincial/Federal Funding for Sustainable Economy	122	159	203	484

Technology Programming: $11 million in annual funding is added to institution budgets in 2020/21 to continue the four year ramp-up of new computer science, information technology, and engineering training throughout BC that began last year; this brings annual funding for this programming to $36 million.

Tuition Waivers for Former Youth in Care: A total of $6 million over three years is being provided to the Ministry of Advanced Education, Skills and Training for this purpose. Youth formerly in care in BC face a variety of social and economic challenges. Approximately 6,800 children and youth are currently in government care, with an estimated 600 aging out each year. About 54 per cent of these youth graduate from high school and only about 10 per cent move on to take post-secondary education. This initiative, announced on September 1, 2017, ensures that youth aged 19-26 who spent at least 24 months in care no longer have to pay tuition at any BC public post-secondary institution or Native Education College. Previously, the tuition waiver applied at only 11 public institutions.

Agreements with Young Adults: Budget 2018 provides $30 million over three years to increase supports for young adults aging out of care to offset living costs while they attend school, rehabilitation, vocational or life skills programs. This new funding will: increase the age of eligibility to age 26 in alignment with the provincial tuition waiver program; increase the maximum monthly support rate from $1,000 to $1,250; and provide these supports during the full calendar year, not just the current eight months, for those enrolled in a multi-year educational or vocational program. These important program changes will benefit approximately 800 former youth in care, with that number expected to increase to over 1,200 by 2020/21.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Supports for Newcomers: It is critical that new entrants to Canada be provided with transition assistance to successfully participate in the economy. New funding of almost $9 million over three years will begin the work of creating more online resources for immigrants to BC, improve career paths for skilled immigrants, and provide more general settlement assistance for those newcomers not eligible for related federal programming. This funding is supplemented by an additional $3 million per year that has been repurposed within the budget of the Ministry of Jobs, Trade and Technology to bring the total incremental three year funding for newcomers in Budget 2018 to $18 million.

Investing in Sustainability and Land Use Certainty

•             Improving Wildfire Resiliency: This three year increase totaling $50 million for the Ministry of Forests, Lands, Natural Resource Operations and Rural Development will better enable communities to prepare for and respond to wildfires. Initiatives will include risk assessments of vulnerable communities; the development and implementation of community fire prevention and response plans; and investments in fire research and science to best inform both local and provincial responses to fires and mitigation efforts, in light of increasingly more intense fire seasons.

•             Wildfire Recovery Activities: A total of $22 million over three years is added to the Ministry of Forests, Lands, Natural Resource Operations and Rural Development budget to assist rural and Indigenous communities to repair natural resource values in response to the catastrophic wildfire events of 2017. This recovery work is further augmented by significant spending on forest recovery activities under the Forest Enhancement Society of BC, the Forest Carbon Initiative, and the federal Low Carbon Economy Fund.

•             Mining Oversight and Energy Roadmap: Building on the $6 million per year base budget increase provided for mining oversight in Budget 2017, almost $2 million over three years is provided to the Ministry of Energy, Mines and Petroleum Resources to meet regulatory requirements at several tailings storage facilities at abandoned mines. As well, in order to assist large carbon emitters in key transportation and industry sectors adjust to a low carbon future, $4 million over three years is also added to the ministry’s budget to develop an “Energy Roadmap.” Over the longer term, this will position British Columbia as a progressive economy.

•             Modernizing Crown Land Use Planning: Budget 2018 adds funding of $16 million over three years to the Ministry of Forests, Lands, Natural Resource Operations and Rural Development and other ministries’ budgets to modernize land use planning through engagement and collaboration with Indigenous peoples, governments, communities, stakeholders and industry. This work supports economic activity by providing increased land use certainty, as well as protecting the environment.

•             A New Provincial Wildlife Management Strategy: Over the fiscal plan period, new funding of $14 million is provided to the Ministry of Forests, Lands, Natural Resource Operations and Rural Development to enhance planning and management with the objective of improved protection and recovery measures for wildlife populations. The new wildlife management strategy will support inventory monitoring as well as habitat and biodiversity conservation. This work will be done in collaboration with Indigenous peoples, stakeholders and communities.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

•             Support for Indigenous Reconciliation Work: Funding of $5 million over three years is provided to the Ministry of Indigenous Relations and Reconciliation to support its enhanced mandate to establish a clear, cross-government vision of reconciliation, including United Nations Declaration on the Rights of Indigenous Peoples implementation, progress on the Truth and Reconciliation Commission’s calls to action and treaty transformation. These resources are a key step towards government’s commitment to reconciliation with Indigenous peoples, and they support continued work on treaties and other agreements, environmental stewardship initiatives, and socio-economic development.

Investing in Other Sectors

•             New Agrifood Sector Support: This new allocation of over $29 million over three years for the Ministry of Agriculture will help to expand the sector by supporting a variety of initiatives that are part of Grow BC, Feed BC, and Buy BC. Included are investments to assist beginning farmers with start-up loans, support the fruit and nut industry, revitalize the Agricultural Land Reserve, enhance the Buy BC strategy, and support the development of a Food Innovation Centre at UBC to help small-scale processors enhance their potential for commercialization.

•             Maintaining the Transportation Network: Budget 2018 provides the Ministry of Transportation and Infrastructure a further $36 million over three years for the maintenance of BC’s network of bridges and roads. Continued investment is important to ensuring roads are safe, reliable, cleared of snow and debris, and that there is efficient movement of goods and people throughout the province, providing related economic benefits to all communities.

•             Increased Funding for Arts: Budget 2018 adds $15 million over three years to the Ministry of Tourism, Arts and Culture for BC Arts Council grant programs. In addition, $3 million over three years is provided to Creative BC to promote and strengthen BC’s motion picture, music, publishing, and digital media sectors.

Renewed Federal-Provincial Labour Market Agreements

The federal government provides funding to the provinces to support job search and training services for those needing to upgrade skills and/or require assistance in finding employment. The funds are transferred to BC under two over-arching program areas:

•             Labour Market Development Agreement (LMDA): Managed by the Ministry of Social Development and Poverty Reduction, BC in recent years has received almost $300 million annually under the LMDA. This funding provides job training through post-secondary institutions, job search training/counselling, and other programming to assist in matching job-seekers with employment placements. Eligibility for most of these services was restricted to those who had previously drawn Employment Insurance (EI) but has now been expanded to include those who have paid EI premiums beyond a certain threshold. It is anticipated that the existing LMDA, with new six-year incremental funding and jointly negotiated between Canada and the provinces, will be signed prior to March 31, 2018. It will add a total of $89 million over the fiscal plan period over what the current agreement would have provided, as shown in Table 1.17.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

•           Workforce Development Agreement (WDA): This is the second renewed federal-provincial labour market agreement, managed under the auspices of the Ministry of Advanced Education, Skills and Training. This agreement replaces the Canada-BC Job Fund Agreement and the Labour Market Agreement for Persons with Disabilities which together provided approximately $95 million annually for skills training and employment services, primarily for those not eligible for Employment Insurance. Under the new WDA, also expected to be signed prior to March 31, 2018, BC will receive incremental funding of $55 million during the fiscal plan period as per Table 1.17, with the higher level of funding lasting until at least 2022/23. Further, much of the programming will be repurposed to focus more on the Indigenous population, persons with disabilities, youth, and vulnerable groups. Two separate additional allocations within the WDA will be devoted to communities requiring access to skills training to respond to sudden labour market shifts such as natural disasters, closure of a major employer, or new economic development opportunities, and to employers who are upskilling workers or providing training for newly hired vulnerable workers to be job-ready.

Table 1.17 Renewed Federal Labour Market Agreements - Funding Breakdown

($ millions)	2018/19	2019/20	2020/21	Total
Labour Market Development Agreement (LMDA)
Current Federal Base Funding	298	298	298	894
Forecasted New LMDA Funding	24	27	38	89
Total Federal LMDA Funding in Budget 2018	322	325	336	983
Workforce Development Agreement (WDA)
Current Federal Base Funding	96	95	94	285
Forecasted New WDA Funding	10	19	26	55
Total Federal WDA Funding in Budget 2018	106	114	120	340

Support for Indigenous Peoples

The Province is providing $50 million in 2017/18 to the First Peoples’ Cultural Council to support the revitalization of Indigenous languages. Budget 2018 includes an additional $201 million over three years in new provincial investments for Indigenous peoples including housing, child care, skills training, Aboriginal Friendship Centres and resources to support government’s reconciliation commitments to Indigenous peoples. This provincial investment is supplemented by federal funding of $10 million annually to expand culturally based Indigenous child care.

Table 1.18 Indigenous Investments

($ millions)	2017/18	2018/19	2019/20	2020/21	3-year total
Aboriginal Friendship Centre Funding	—	2	2	2	6
New Indigenous Law Program	—	—	1	1	2
Support for Indigenous Reconciliation Work	—	1	2	2	5
Indigenous Housing	—	30	72	56	158
Continuation of Indigenous Skills Training Program	—	10	10	10	30
Indigenous Languages Funding	50	—	—	—	—
Total New Provincial Funding	50	43	87	71	201
Federal Funding to Expand Culturally Based Indigenous Childcare	10	10	10	10	30
Total New Provincial and Federal Funding	60	53	97	81	231

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Full-Time Equivalents for the BC Public Service

Full-time equivalent (FTE) staff utilization in core government ministries is projected to increase from a forecasted 28,900 in 2017/18 to 29,400 FTEs in 2018/19. This is due mainly to increased staffing requirements to implement government’s child care and housing initiatives, as well as for front-line service positions including sheriffs, court services staff, staff to deliver social assistance services, and conservation officers. The projected increase in FTEs is also explained in part by new staffing to support activities related to cannabis legalization, enhanced support for workers and employers in matters related to WorkSafeBC, wildfire recovery efforts, land use planning and environmental management.

FTE utilization is projected to increase slightly in 2019/20 due to the continued hiring of program staff for child care initiatives, land use planning and wildlife management before stabilizing in 2020/21.

Public Sector Compensation: The Economic Stability Dividend and Planning for a New Mandate

There are approximately 310,000 members covered by 180 collective agreements throughout the BC public sector. Beginning with Budget 2015 and up to and including Budget 2018, ministries have received budget increases to fund the increased wage costs under the 2014 Economic Stability Mandate (ESM).

The ESM contains a commitment for additional wage increases for unionized groups in the provincial public sector if actual annual provincial real economic growth (GDP) exceeds the independent Economic Forecast Council’s (Council) forecasted growth for that year as published in previous provincial budgets. Two Economic Stability Dividends (ESD) have been awarded thus far, one in Budget 2016 (0.45 per cent) and the second in Budget 2017 (0.35 per cent). A third ESD is now payable, which is funded in Budget 2018.

In Budget 2016 the Council’s forecast was for 2.7 per cent real GDP growth for 2016, while actual 2016 growth reported by Statistics Canada in November 2017 was 3.5 per cent. As a result, all employees in the provincial public sector covered under the ESM who have reached finalized labour agreements are entitled to an additional general wage increase equivalent to one-half of the 0.8 percentage point difference, or an ongoing wage increase of 0.4 per cent annually. Collectively, the three ESD’s have resulted in ongoing wage increases of 1.2 per cent in addition to the general wage increases of 5.5 per cent over five years negotiated under the ESM.

In Budget 2018, all ministries have received collective budget increases totaling $241 million over the three year fiscal plan period to fund this third ESD.

The final year of the 5-year ESM is 2018/19, with most collective agreements expiring in calendar year 2019. Provincial public sector employers and employers’ associations will begin negotiations with unions representing employees in fiscal 2018/19 under a new compensation mandate, and the costs of ratified collective agreements will be reflected in Budget 2019.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Recovered Expenses

Government projects that, over the fiscal plan period, it will incur $9.7 billion in program spending which will be recovered from third parties.

Recovered costs include an estimated $2.7 billion in interest payments from commercial Crown corporations through the fiscal agency loan program and from sinking fund investment returns.

A total of $2.9 billion of programs will be delivered with funding from the federal government, such as the Labour Market Development Agreement, the Canada Job Grant, integrated workplace solutions, and child and family support programs.

$1.8 billion in government spending is supported by other miscellaneous sources, including hospital expansion costs recovered from regional hospital districts, MSP and PharmaCare costs paid by agencies and other jurisdictions, and employee health benefits costs collected from participating government agencies.

$2.3 billion in remaining cost recoveries will be invested in a variety of programs, including industry-funded regulatory programs recovered through fees and fees recovered for collections services rendered.

Government reports the expenses incurred and the recoveries as revenue. The offsetting nature of these amounts results in no net impact to government’s fiscal plan.

Operating Transfers

Approximately 60 per cent of ministry spending takes the form of transfers paid to service delivery agencies for the provision of services on behalf of government. These transfers will total $82.9 billion over the three year fiscal plan period and will support education, health care, social services, housing, and transportation programs delivered by the agencies. These service delivery agencies include the SUCH sector (schools, universities, colleges and health organizations), Community Living BC, BC Housing Management Commission, BC Transit, and the BC Transportation Financing Authority.

Service Delivery Agency Spending

Service delivery agency spending is projected to total $35 billion by 2020/21, reflecting an increase of $3.3 billion over the fiscal plan period.

School district spending is projected to rise from $6.4 billion in 2017/18 to $6.7 billion by 2020/21 — an increase of $316 million, or 4.7 per cent over the three year period. This spending increase is primarily due to salary and benefits cost increases relating to higher projected student enrolment and the agreement reached to fund the hiring of new teachers.

Post-secondary institutions spending is projected to rise from $5.9 billion in 2017/18 to $6.4 billion by 2020/21 — an increase of $447 million, or 7.5 per cent over the three year period. The spending increase is primarily due to increased salary and benefit costs relating to higher enrolment and the Economic Stability Mandate agreements, higher amortization costs in line with ongoing capital asset investments, and higher operating costs due to higher enrolment and inflationary pressures.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Health authority and hospital society spending is projected to rise from $14.9 billion in 2017/18 to $16.4 billion by 2020/21 — an increase of $1.5 billion, or 9.9 per cent over the three year period. In addition to the opioid crisis and higher drug costs, this spending increase is due to increasing staffing and operating costs incurred to meet the projected volume growth in healthcare services delivered by these organizations.

Projected spending by other service delivery agencies is forecast to total $15.9 billion over the fiscal plan period. This spending relates mainly to services in the transportation, social services, and housing sectors.

Capital Spending

In Budget 2018, capital spending on schools, hospitals, roads, bridges, hydro-electric projects and other infrastructure across the province is expected to total $26.2 billion over the three year fiscal plan period. These investments will help ensure that the necessary infrastructure is in place to deliver the services that people count on in communities across the province.

The Province’s major taxpayer-supported capital infrastructure projects create jobs that support a strong and sustainable economy, representing over $9 billion worth of work going on in communities across BC and supporting over 50,000 direct and indirect jobs during construction.

Table 1.19 Capital Spending

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2017/18	2018/19	2019/20	2020/21
Taxpayer-supported
Education
Schools (K—12)	557	557	678	766
Post-secondary institutions	791	902	899	809
Health	1,113	1,107	944	1,025
BC Transportation Financing Authority [1]	844	1,371	1,714	1,729
BC Transit	135	158	137	103
Government ministries	493	549	504	445
Housing [2]	188	450	228	524
Other [3]	76	80	56	41
Total taxpayer-supported	4,197	5,174	5,160	5,442

Self-supported
BC Hydro	2,386	3,744	2,875	3,123
Columbia River power projects [4]	7	5	4	3
Transportation Investment Corporation [5]	3	—	—	—
BC Railway Company	12	42	3	2
ICBC	60	105	65	40
BC Lotteries	90	105	105	90
Liquor Distribution Branch	56	60	27	27
Total self-supported commercial	2,614	4,061	3,079	3,285
Total capital spending	6,811	9,235	8,239	8,727

1      Includes Transportation Investment Plan and Transportation Investment Corporation, which is a subsidiary of BCTFA effective April 1, 2018.

2      Includes BC Housing Management Commission and Provincial Rental Housing Corporation.

3      Includes BC Pavilion Corporation, Transportation Investment Corporation spending from September 1, 2017 to March 31, 2018 and other service delivery agencies.

4      Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

5   Transportation Investment Corporation’s capital spending to August 31, 2017 is classified as self-supported.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Taxpayer-supported Capital Spending

Taxpayer-supported capital spending over the next three years will total $15.8 billion, the highest level ever. This includes completion of existing approved projects along with new investments to expand and sustain provincial infrastructure including schools, post-secondary facilities, roads, bridges and hospitals. This three year total is $1.2 billion higher than Budget 2017 Update mainly due to new capital spending in the areas of housing and transportation, as well as revised timing for capital projects.

Investments in Schools

Over the three years of the fiscal plan, $2.0 billion will be invested to maintain, replace, renovate or expand K-12 facilities, including continued investment in new school space to accommodate increasing enrolment in growth districts, and continued investment in the program to seismically upgrade or replace schools.

Examples of K-12 capital investments in Budget 2018 include:

•             The 1,200 student capacity Handsworth Secondary in the North Vancouver School District has been deemed to be a high-seismic risk and will be replaced with a 1,400 student school. The replacement school will support future enrolment growth and incorporate 21st century learning. The project is due to be complete in 2021.

•             A seismic replacement and addition of 115 student spaces at Irvine Elementary in Coquitlam School District will provide a new school for teachers and students and allow for extra capacity to manage forecast enrolment growth in the area. The new school is expected to open in September 2020.

•             Bayview Elementary in the Vancouver School District is being seismically replaced. The replacement school is scheduled to be open for students in 2021.

•             A seismic upgrade to Campus View Elementary in the Greater Victoria School District will strengthen 4 of 5 blocks at the school. The upgrades will include adding 12 concrete restraint anchorages cast against the exterior of the building. The project will be complete by September 2019.

•             Under the Seismic Mitigation Program $541 million is expected to be spent over the next three years to strengthen or replace high seismic risk schools.

•             The new Edgewood Drive Elementary will provide up to 655 student spaces in the growing Surrey School District. The school is scheduled to open in September 2020.

•             The Surrey School District will also add 1,500 secondary student spaces this year with the completion of Salish Secondary School. The new school is due to be open to students in September 2018.

Support for Post-secondary Education

Budget 2018 includes $2.6 billion in capital spending over the next three years by post-secondary institutions across the province. Investments in priority projects will build capacity and help meet the province’s future workforce needs in key sectors, including science, trades and technology. A significant portion of this capital investment is funded through other sources, including foundations, donations, cash balances, revenues generated from services, and federal funding.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Budget 2018 includes a new student housing program that represents a change in capital policy to allow public post-secondary institutions to borrow from government, benefitting from the province’s low borrowing rates, to help finance student housing projects. The student housing program is expected to build approximately 5,000 new student housing beds at our public post-secondary institutions, with $450 million in provincial borrowing and/or grants, as well as funding leveraged from post-secondary institutions.

Current and planned investments in the post-secondary sector include:

•             Construction of a new Sustainable Energy and Environmental Engineering Building at the Surrey campus of Simon Fraser University for 515 students that will create jobs, expand research and foster innovation.

•             Construction of a new Industrial Training and Technology Centre at Thompson Rivers University in Kamloops for 550 additional students that will accommodate a range of new and existing trades, technology and industrial programs that will prepare the students for in-demand careers in the region.

•             Renewal of trades facilities at the College of the Rockies in Cranbrook which includes expansion for a total capacity of 325 students.

•             Construction of a new Heavy Duty Mechanics building at the College of New Caledonia in Prince George to accommodate 251 existing students and up to 48 new students in the heavy-duty equipment technician and truck and transport mechanics program.

•             Renovation and renewal of the trades facilities at Selkirk College in Nelson to improve the current delivery of trades education and meet future trades training requirements for the region.

•             Construction of a new health sciences centre at Camosun College that will house 18 health science programs, such as community mental health, athletic and exercise therapy, nursing, and university-transfer health programs.

•             A new Health and Science Centre at Vancouver Island University that will co-locate the majority of its health and chemistry programs into one facility. The centre will also include new teaching labs for nursing and other health programs and the Applied Environmental Research Laboratory, which conducts applied research in the environmental sciences.

•             $76.3 million of capital infrastructure investments in rural areas of BC, including:

•    North Island College, Campbell River Campus trades facilities replacement and campus consolidation;

•    Northwest Community College, Terrace Campus trades facilities renewal;

•    Northern Lights College, Dawson Creek, trades campus replacement; and

•    Okanagan College, Vernon Campus new trades training facility.

Expanding and Upgrading Health Facilities

Capital spending on infrastructure in the health sector will total $3.1 billion over the next three years. These investments support major construction projects and upgrading of health facilities, medical and diagnostic equipment, and information management and technology systems. These investments are supported by funding from the Province as well as other sources, such as regional hospital districts and foundations.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Key capital investments in the health sector include:

•             Vancouver General Hospital (VGH) Operating Room Renewal (Phase 1) includes 16 new universally sized operating rooms, a 40-bed perioperative care unit, new elevator, and infrastructure upgrades including electrical, mechanical, technology and equipment. Detailed design is underway; construction is expected to start in early 2019 and complete in 2021.

•             Phase 1 of the Royal Columbian Hospital Redevelopment which includes a new 75-bed mental health and substance use centre, a new energy centre, a multi-level underground parkade, associated tunnel and bridge connections to the existing hospital, an IT network perimeter pathway, and IT communications hub. Construction started in early 2017 and is expected to complete in late 2019.

•             Phase 2 of the Royal Columbian Hospital Redevelopment which includes a new 348-bed acute care tower with 6 floors of inpatient beds including critical care and maternity, a new and expanded emergency department, new surgical/interventional suite with 18 operating rooms and an underground parkade. Procurement is expected to begin in 2018, with construction planned to start in 2020 and expected to complete in 2024.

•             Replacement of the Burnaby Centre for Mental Health and Addictions (CMHA) with a new purpose-built, 105-bed facility to be constructed on the Riverview Lands in Coquitlam. The CMHA provides highly specialized tertiary care assessments, diagnostic and treatment services to people with a complex mix of substance use, mental illness, physical health and behavioural and social problems. Groundbreaking occurred in October 2017, site excavation is underway and construction is expected to start in May 2018 and scheduled to complete in late 2019.

•             Phase 2 of the redevelopment of Children’s and Women’s Hospital which includes the new Teck Acute Care Centre to replace 179 acute care beds and expand service to 221 beds, plus expand the emergency department, maternity, pediatric operating rooms and diagnostic imaging and procedures areas. Construction of the Teck Acute Care Centre completed in July 2017 and the new facility opened to patients on October 29, 2017. Phase 3, which will relocate the Sunny Hill Health Centre for Children to the Oak Street Campus and expand Single Room Maternity Care by 10 beds, is expected to start construction in spring 2018 and complete in late 2019.

•             A new 107-bed patient care tower at the Royal Inland Hospital in Kamloops that will improve patient experience and outcomes by significantly increasing the number of single-patient rooms, providing new and larger operating rooms and expanding the existing emergency department. Construction on the new patient care tower is expected to start in 2018 and open to patients in 2022. Internal renovations to the emergency department, pediatric unit and morgue are scheduled to begin in 2022 and complete in 2024.

•             A new patient care tower, including a surgical services centre, at the Penticton Regional Hospital that will improve patient experience and outcomes. Construction on the new patient care tower began in 2016 and is scheduled to complete in early 2019. Internal renovations to the emergency department and pharmacy are scheduled to begin in 2019 and complete in 2021.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Housing Investments

Budget 2018 includes new capital spending on housing, which represents the next steps to support government’s commitment to provide safe and affordable housing for British Columbians.

•             Supportive Housing:

•             $170 million over three years to support the construction of 2,500 permanent housing units across the Province to help house individuals who are homeless or at risk of homelessness; and

•             $136 million over three years to support the construction of 1,500 housing units across the province for women and children fleeing abusive relationships.

•             Preserving Existing Affordable Housing: $73 million over three years to support essential building repairs and maintenance, critical life-safety, and energy performance upgrades for existing social housing units owned by the province. This investment includes seismic and fire-safety upgrades to make buildings safer for the individuals who live in them.

This capital spending is in addition to the $450 million student housing program referenced earlier. Please see the Housing Affordability topic box on page 79 for more information.

Supporting the Transportation Investment Plan

Budget 2018 includes further investments in government’s Transportation Investment Plan. The Province has secured federal cost sharing on projects and has also leveraged investments through partnerships with private organizations. BC continues to work with the federal and municipal governments to identify priorities and confirm details around project criteria, timelines and cost-sharing arrangements for the new federal infrastructure funding.

Table 1.20 Provincial Transportation Investments

	Forecast				3-Year
($ millions)	2017/18	2018/19	2019/20	2020/21	Total
Provincial investments:
– Highway corridor rehabilitation	195	196	193	204	593
– Side road improvements	119	110	110	110	330
– Pattullo Bridge replacement	4	44	230	331	605
– Highway 1 to Alberta border	44	86	170	208	464
– Transit Infrastructure	166	318	474	387	1,179
– Transportation and Trade Network Reliability	301	329	230	127	686
– Safety improvements	40	46	30	30	106
– Community and other programs	33	34	21	22	77
Total provincial investments	902	1,163	1,458	1,419	4,040
Investments funded through contributions from other partners	164	382	407	455	1,244
Total investments in transportation infrastructure [1]	1,066	1,545	1,865	1,874	5,284
Transportation Investment Corporation
– George Massey Tunnel Replacement project	44	—	—	—	—
– Port Mann Bridge/Highway 1 project	3	—	—	—	—
Total investments	47	—	—	—	—

Total investments in transportation infrastructure including investments from the Transportation Investment Corporation	1,113	1,545	1,865	1,874	5,284

1       Total investments include operating and capital spending.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

The public and private sector will provide about $5.3 billion for transportation investments over the next three years, including:

•            $4.0 billion of provincial investment in transportation infrastructure; and

•             $1.3 billion of investment leveraged through federal cost sharing and partnerships with private organizations, local governments and other agencies.

Examples of key capital investments in the transportation sector include:

•             Replacing the Pattullo Bridge, with a new four-lane bridge that meets current seismic and road design standards, and provides a safe and reliable crossing for vehicles, pedestrians and cyclists. The project includes network connections in Surrey and New Westminster and the removal of the existing bridge.

•             Four-laning the final 4.8 km of the 26 km section of Highway 1 through the Kicking Horse Canyon between Highway 95 and the western boundary of Yoho National Park to improve safety and reliability and facilitate the movement of goods.

•             Realigning 2 km of Highway 16 and grade separating the CN 28 Mile level crossing, the last remaining level rail crossing on Highway 16, to reduce delays, improve safety and improve the flow of goods to and from the Port of Prince Rupert.

•             Replacing the Parsnip River Bridge on Highway 97 near Mackenzie, a 63 year old structure at the end of its service life, with a new bridge on an improved alignment to eliminate height restriction and accommodate the heavy loads required to service resource industries.

•             Building four new cable ferries to replace vessels at the end of their service lives and improve service for the communities of Glade and Harrop on the Kootenay River, Arrow Park on Arrow Lake and the Adams Lake Indian Band and other residents on Adams Lake.

•             Realigning a 1.5 km section of Highway 4 approximately 14 km east of the Ucluelet-Tofino junction near Kennedy Lake that has a 30 kph speed advisory, sharp curves and poor sight lines to improve safety and reliability.

•             Extending the existing bus only lane on Highway 1/Douglas Street by approximately 2 km from Tolmie Ave to Burnside Bridge to reduce transit travel times, improve reliability and support increased mode share.

•             Improvements to the Mountain Highway, Lillooet/Mount Seymour Parkway and Main Street/Dollarton interchanges on Highway 1, municipal improvements to Keith Road, a Collector-Distributor system and a new two-lane structure over Lynn Creek to improve traffic flow, safety and access across the highway.

•             Five-laning of Highway 13 between Zero Avenue and 8th Avenue to improve access to and from the Aldergrove Border Crossing and mitigate the impact of border crossing activities on the local road system.

•             Construction of a new transit facility in Abbotsford, including a compressed natural gas fueling station, a bus wash and seven maintenance bays, to provide for the storage and maintenance of about 100 buses and allow for the expansion of the Central Fraser Valley transit system’s bus fleet.

Further information is provided in Table 1.20.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Ministry Capital Spending

Budget 2018 includes $1.5 billion in capital spending by government ministries over the plan period. This will support investments in maintaining, upgrading or expanding infrastructure such as courthouses, correctional centres, office buildings, and information systems.

Current and planned capital investments made by government ministries include:

•             As part of the BC Parks Future Strategy, more than 1,900 new campsites will be developed in provincial parks and recreation sites. In addition, the province continues to invest in maintaining and refurbishing existing campsites.

•             A new Abbotsford courthouse will double the number of courtrooms available in the current facility and increase courtroom capacity in the Lower Fraser Valley Region.

•             A new building will also be constructed in Coquitlam to accommodate the Maples Adolescent Treatment Centre and the Provincial Assessment Centre.

Capital Project Reserves

The Province has included $213 million in project reserves in its three year capital plan as a prudent planning measure. In addition to covering risks from unforeseen costs for ministry capital projects, the reserves may be used to fund emerging capital priorities of government ministries.

Financing Capital Projects

Provincial capital infrastructure spending is financed through a combination of sources:

•             cash balances within the organizations;

•             cost sharing with partners (e.g. federal government, regional hospital districts);

•             partnerships with the private sector; and

•             direct borrowing.

Chart 1.6 Financing government’s capital plan

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Self-supported Capital Spending

Self-supported capital spending is projected to total $10.4 billion over the fiscal plan period. Self-supported capital investments include:

•             $9.8 billion (94 per cent) of total self-supported capital spending will be used for electrical generation, transmission and distribution projects to meet growing customer demand and to enhance reliability. Included in this total is initial construction of a third power facility on the Peace River through the Site C project, as well as the purchase of the remaining two-thirds interest in the Waneta Dam and Generating Station.

The majority of BC Hydro’s hydroelectric system was built between the 1960s and early 1980s and provides over 95 per cent of the total electricity generated by the corporation. This vast system is ageing and requires a broad range of investments to maintain reliability — from seismic and safety improvements at dams, to expanding and strengthening the transmission system. Roughly 40 per cent of BC Hydro’s capital spending represents measures to address ageing infrastructure. BC Hydro is also investing in new generation to meet expected growth in the need for energy and dependable capacity.

•             $300 million will be used for BC Lottery Corporation projects including replacement of key legacy business systems, expansion of the lottery distribution network, and acquisition of gaming equipment to support lottery, PlayNow internet gaming, casino and community gaming activities.

•             $210 million will be used for ICBC projects including implementing insurance product changes, and rate fairness and road safety initiatives, information technology and facility maintenance and upgrades, and additional facilities to accommodate an increase in claims staff.

•             $114 million will be invested by the Liquor Distribution Branch for costs related to the Liquor Distribution Branch Warehouse project, updates and improvements to retail stores, technology-related projects and ongoing operating equipment replacements.

Table 1.21 provides information on major capital projects, and further details on provincial capital investments are shown in the service plans of ministries and Crown agencies.

Projects Over $50 Million

Approved major capital projects with multi-year budgets totaling $50 million or more, including provincial funding, are shown in Table 1.21. Annual allocations of the budget for these projects are included as part of the provincial government’s capital spending shown in Table 1.19.

In addition to financing through provincial sources, major projects may be cost-shared with the federal government, municipalities and regional districts, and/or the private sector. Total capital spending for these major projects is $29.8 billion, reflecting provincial financing of $26.4 billion including internal sources and P3 liabilities, as well as $3.4 billion in contributions from the federal government and other sources including private donations.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Table 1.21 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2017/18 second Quarterly Report released on November 28, 2017.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Dec 31, 2017	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
	Taxpayer-supported
School districts
Centennial Secondary	2018	47	14	61	61	—	—	—
Kitsilano Secondary	2018	58	7	65	61	—	—	4
Salish Secondary	2018	42	13	55	45	—	—	10
Grandview Heights Secondary	2020	1	60	61	46	—	—	15
New Westminster Secondary	2021	5	102	107	107	—	—	—
Willoughby Slope Secondary	2019	6	49	55	35	—	—	20
Handsworth Secondary	2021	—	62	62	62	—	—	—
Seismic mitigation program	2030	225	1,075	1,300	1,300	—	—	—
Total school districts		384	1,382	1,766	1,717	—	—	49
Post-secondary institutions
Emily Carr University of Art and Design — Campus redevelopment at Great Northern Way [2]
– Direct procurement	2017	15	4	19	15	—	—	4
– P3 contract	2017	104	—	104	27	60	—	17
University of British Columbia — Undergraduate Life Science Teaching Laboratories Redevelopment	2018	31	49	80	12	—	32	36
Simon Fraser University — Energy Systems Engineering Building [3]	2019	50	76	126	45	—	45	36
British Columbia Institute of Technology — Health Sciences Centre for Advanced Simulation	2020	—	78	78	66	—	—	12
Total post secondary institutions		200	207	407	165	60	77	105
Health facilities
Queen Charlotte/Haida Gwaii Hospital [2]	2016	48	2	50	31	—	—	19
Surrey Emergency/Critical Care Tower
– Direct procurement	2018	160	34	194	174	—	—	20
– P3 contract	2014	318	—	318	139	179	—	—
Royal Inland Hospital Clinical Services Building [2]	2016	60	3	63	38	—	—	25
Royal Inland Hospital Patient Care Tower	2024	1	416	417	202	—	—	215
Vancouver General Hospital - Jim Pattison Pavilion Operating Rooms	2021	2	100	102	35	—	—	67
North Island Hospitals [2]
– Direct procurement	2017	76	50	126	73	—	—	53
– P3 contract	2017	475	5	480	60	232	—	188
Interior Heart and Surgical Centre
– Direct procurement	2018	157	91	248	213	—	—	35
– P3 contract	2015	133	—	133	4	79	—	50
Vancouver General Hospital — Joseph and Rosalie Segal Family Health Centre [2]	2017	71	11	82	57	—	—	25
Children’s and Women’s Hospital
– Direct procurement	2019	199	108	307	177	—	—	130
– P3 contract	2017	366	3	369	168	187	—	14
Penticton Regional Hospital — Patient Care Tower
– Direct procurement	2021	29	51	80	22	—	—	58
– P3 contract	2019	103	129	232	—	139	—	93
Royal Columbian Hospital — Phase 1	2019	59	200	259	250	—	—	9
Royal Columbian Hospital — Phases 2 & 3	2026	1	1,099	1,100	1,037	—	—	63
Peace Arch Hospital Renewal	2021	1	67	68	8	—	—	60
Centre for Mental Health and Addictions	2019	9	92	101	101	—	—	—
Clinical and systems transformation[4]	2023	233	247	480	480	—	—	—
iHealth Project — Vancouver Island Health
Authority [4]	2020	85	15	100	—	—	—	100
Total health facilities		2,586	2,723	5,309	3,269	816	—	1,224

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Table 1.21 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2017/18 second Quarterly Report released on November 28, 2017.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Dec 31, 2017	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Transportation
Evergreen Line Rapid Transit [2]
– Direct procurement	2016	427	3	430	215	—	74	141
– P3 contract	2016	922	—	922	—	292	350	280
Highway 97 widening from Highway 33 to Edwards Road	2018	58	9	67	49	—	18	—
Highway 91 Alex Fraser Bridge Capacity Improvements	2018	9	61	70	36	—	34	—
Highway 1 — Admirals Road/McKenzie Avenue Interchange	2019	47	38	85	52	—	33	—
Highway 1 widening and 216th Street Interchange	2019	18	41	59	23	—	22	14
Highway 7 Corridor Improvements	2019	8	62	70	48	—	22	—
Highway 99 10-Mile Slide	2020	8	52	60	60	—	—	—
Highway 1 Lower Lynn Corridor Improvements	2021	61	137	198	77	—	66	55
Highway 91 to Highway 17 and Deltaport Way Corridor Improvements	2022	—	245	245	80		82	83
Highway 1 Hoffmans Bluff to Jade Mountain	2022	12	187	199	144	—	55	—
Highway 1 Salmon Arm West	2023	26	137	163	115	—	48	—
Pattullo Bridge Replacement [5]	2023	—	1,377	1,377	1,377	—	—	—
Highway 1 Kicking Horse Canyon Phase 4	2024	11	439	450	235	—	215	—
Total transportation		1,607	2,788	4,395	2,511	292	1,019	573
Other taxpayer-supported
Abbotsford courthouse	2020	3	154	157	151	—	—	6
Natural Resource Permitting Project [6]	2018	69	9	78	78	—	—	—
Maples Adolescent Treatment Centre and Provincial Assessment Centre	2019	24	51	75	75	—	—	—
Total other		96	214	310	304	—	—	6
Total taxpayer-supported		4,873	7,314	12,187	7,966	1,168	1,096	1,957

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Table 1.21 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2017/18 second Quarterly Report released on November 28, 2017.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Dec 31, 2017	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Power generation and transmission
BC Hydro [7]
– Mica SF6 gas insulated switchgear
replacement [2]	2014	187	4	191	191	—	—	—
– Northwest transmission line [2]	2014	697	7	704	317	—	130	257
– Merritt area transmission [2]	2015	58	2	60	60	—	—	—
– Smart metering and infrastructure program [2]	2015	779	1	780	780	—	—	—
– Interior to Lower Mainland Transmission Line [2]	2015	720	23	743	743	—	—	—
– G.M. Shrum units 1 to 5 turbine replacement [2]	2015	178	7	185	185	—	—	—
– Hugh Keenleyside spillway gate reliability
upgrade [2]	2015	112	3	115	115	—	—	—
– Upper Columbia capacity additions at
Mica units 5 and 6 project [2]	2015	595	10	605	605	—	—	—
– Long Beach area reinforcement [2]	2015	37	1	38	38	—	—	—
– Dawson Creek/Chetwynd area transmission [2]	2015	292	4	296	296	—	—	—
– Surrey area substation project [2]	2016	80	14	94	94	—	—	—
– Big Bend substation [2]	2017	68	4	72	72	—	—	—
– Ruskin Dam safety and powerhouse upgrade	2018	591	157	748	748	—	—	—
– Horne Payne substation upgrade project	2018	48	45	93	93	—	—	—
– Kamloops substation	2018	37	19	56	56	—	—	—
– John Hart generating station replacement	2019	843	250	1,093	1,093	—	—	—
– Cheakamus unit 1 and 2 generator
replacement	2019	26	48	74	74	—	—	—
– Fort St. John and Taylor Electric Supply	2020	3	50	53	53	—	—	—
– W.A.C. Bennett Dam riprap upgrade project	2019	95	75	170	170	—	—	—
– South Fraser transmission relocation project [4]	TBD	28	48	76	76	—	—	—
– Bridge River 2 units 5 and 6 upgrade project	2019	12	74	86	86	—	—	—
– G.M. Shrum G1-G10 control system
upgrade - Phases I - III	2022	20	55	75	75	—	—	—
– UBC load increase stage 2 project	2021	4	51	55	55	—	—	—
– Mica replace units 1-4 transformers project	2022	1	81	82	82	—	—	—
– Site C project	2024	2,127	8,573	10,700	10,700	—	—	—
Columbia River power projects [7]
– Waneta Dam power expansion [2,8]	2018	329	6	335	335	—	—	—
Total power generation and transmission		7,967	9,612	17,579	17,192	—	130	257
Other self-supported
Liquor Distribution Branch Warehouse	2018	8	49	57	57	—	—	—
Total other		8	49	57	57	—	—	—

Total self-supported		7,975	9,661	17,636	17,249	—	130	257
Total $50 million projects		12,848	16,975	29,823	25,215	1,168	1,226	2,214

1     Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.

2     Assets have been put into service and only trailing costs remain.

3     Simon Fraser University and private donors will contribute $26 million toward the project, and the university is also contributing land valued at $10 million.

4     The project and estimated budget are currently under review.

5     Forecasted amount reflects total expenditures including capitalized and expensed items. This amount may change once contracts are finalized.

6     Reflects approved capital costs to date, subject to change if future scope components are approved by government.

7     Does not include the purchase of the remaining two-thirds interest in the Waneta Dam and Generating Station. Completing this transaction is subject to a number of conditions, including approval of the BC Utilities Commission.

8     Reflects the combined shares of Columbia Power Corporation (32.5 per cent) and Columbia Basin Trust (16.5 per cent) in their partnership with Fortis Inc. for the development of an electricity generating expansion facility at the Waneta Dam south of Trail.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Major capital investments include $1.8 billion for school replacement projects; $407 million for post-secondary institutions; $5.3 billion for health facilities; $4.4 billion for major transportation capital infrastructure; $310 million for projects in other sectors; $17.6 billion primarily for power generation and transmission capital projects by BC Hydro and for Columbia River power projects; and $57 million (plus leasing costs) for the Liquor Distribution Branch’s new Vancouver Distribution Centre warehouse.

Since Budget 2017 Update two projects have been added to the table:

•             Construction of the new Handsworth Secondary School ($62 million) in North Vancouver as a seismic replacement for the existing school;

•             Pattullo Bridge Replacement project ($1.377 billion) connecting Surrey and New Westminster with a new four lane bridge, including additional road improvements in the area.

The following projects have been completed since Budget 2017 Update and are no longer listed in the table:

•             Port Mann Bridge / Highway 1; and

•             BC Hydro’s Iskut extension project.

Changes since Budget 2017 Update for existing projects include:

•             Centennial Secondary School project completion date changed from 2017 to 2018 to align with the revised project schedule;

•             Kitsilano Secondary School project completion date changed from 2017 to 2018 to align with the revised project schedule;

•             Salish Secondary School project completion date changed from 2017 to 2018 to align with the revised project schedule;

•             Highway 97 widening from Highway 33 to Edwards Road completion date changed from 2017 to 2018, and a $7 million increase to the anticipated total cost from $60 million to $67 million related primarily to unanticipated excavation, project design costs and increased contingency reserve;

•             Highway 99 10-Mile Slide completion date changed from 2018 to 2020 to align with the revised project schedule;

•             Highway 1 Salmon Arm West completion date changed from 2022 to 2023 to align with the revised project schedule;

•             Fort St. John and Taylor Electric Supply completion date changed from 2019 to 2020 to align with the revised project schedule;

•             South Fraser transmission relocation project completion date changed from 2019 to a date yet to be determined, as the project has been suspended, pending a review of the George Massey Tunnel Replacement Project;

•             G.M. Shrum G1-G10 control system upgrade — Phases I — III completion date changed from 2021 to 2022, and a $15 million increase to the anticipated total cost from $60 million to $75 million to include the completion of phase III.

•             The Site C project’s anticipated total cost has increased from $8.775 billion to $10.7 billion to align with recent analysis;

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

•             The Waneta Dam power expansion anticipated total cost decreased from $345 million to $335 million as the project achieved commercial operation early and many of the project completion costs have been paid from operating cash flows; and

•             The Liquor Distribution Branch Warehouse project completion date changed from 2019 to 2018 to align with the project schedule.

Provincial Debt

Total provincial debt is projected to increase by $11.8 billion over the fiscal plan period to reach $77.1 billion by 2020/21. The increase is due to borrowing requirements for capital infrastructure investments.

Table 1.22 Provincial Debt Summary1

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions unless otherwise indicated)	2017/18	2018/19	2019/20	2020/21
Taxpayer-supported debt
Provincial government direct operating	1,024	—	—	—
Other taxpayer-supported debt (mainly capital)
Education[2]	14,182	14,582	14,570	14,577
Health[3]	7,984	8,184	8,287	8,484
Highways and public transit[4]	16,393	17,781	19,471	21,192
Other[5]	4,097	4,651	5,226	6,004
Total other taxpayer-supported debt	42,656	45,198	47,554	50,257
Total taxpayer-supported debt	43,680	45,198	47,554	50,257
Self-supported debt	21,484	23,824	25,027	26,197
Total debt before forecast allowance	65,164	69,022	72,581	76,454
Forecast allowance[6]	100	350	500	600
Total provincial debt	65,264	69,372	73,081	77,054
Debt as a per cent of GDP
Provincial government direct operating	0.4%	0.0%	0.0%	0.0%
Taxpayer-supported	15.6%	15.5%	15.7%	15.9%
Total provincial	23.4%	23.8%	24.1%	24.4%
Taxpayer-supported debt per capita ($)	9,068	9,284	9,655	10,084
Taxpayer-supported interest bite (cents per dollar of revenue)	3.3	3.5	3.4	3.5

1     Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

2     Post-secondary institutions’ debt includes public-private partnership obligations of $60 million for fiscal 2017/18, $59 million for fiscal 2018/19, $58 million for fiscal 2019/20, and $56 million for fiscal 2020/21.

3     Health facilities’ debt includes public-private partnership obligations of $1,642 million for fiscal 2017/18, $1,673 million for fiscal 2018/19, $1,711 million for fiscal 2019/20, and $1,808 million for fiscal 2020/21.

4     BC Transportation Financing Authority’s’ debt includes public-private partnership obligations of $783 million for fiscal 2017/18, $751 million for fiscal 2018/19, $726 million for fiscal 2019/20, and $687 million for fiscal 2020/21.

5     Social housing’s debt includes public-private partnership obligations of $80 million for fiscal 2017/18, $76 million for fiscal 2018/19, $71 million for fiscal 2019/20, and $66 million for fiscal 2020/21.

6     Reflects the operating statement forecast allowance for each year (amounts are not cumulative). Since it is unknown as to which agency would require this debt, the forecast allowance is shown as a separate item over the plan.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Taxpayer-supported debt is forecast to increase by $6.6 billion to $50.3 billion by 2020/21. This increase is due to funding for significant investments in capital infrastructure over the next three years. Debt increases associated with new investments include $4.8 billion for transportation sector projects, $0.9 billion for education and health facilities (after internal financing sources), and $1.9 billion for other initiatives, partially offset by the $1.0 billion elimination of government’s direct operating debt.

Capital debt requirements are partially mitigated by an acceleration of the decline in operating debt, which is now forecast to be eliminated by the end of 2018/19, one year earlier than forecast in Budget 2017 Update. This will be the first time government has been direct operating debt free in over 40 years.

Chart 1.7 Eliminating operating debt

Despite increasing borrowing requirements for record level capital infrastructure investments, taxpayer-supported debt remains affordable, with the taxpayer-supported debt to GDP ratio forecast to remain below 16 per cent over the fiscal plan period.

Chart 1.8 Debt to GDP trend remains affordable

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

The self-supported debt of commercial Crown corporations is forecast to increase by $4.7 billion over the fiscal plan period, ending at $26.2 billion. This increase is mainly for capital investments related to improving and expanding British Columbia’s hydro generation assets.

Government’s anticipated borrowing requirements over the fiscal plan period will total $20.7 billion. This total is required to finance government’s new taxpayer-supported ($7.8 billion) and self-supported ($8.6 billion) capital investments, and refinance existing debt maturities ($4.3 billion). These gross borrowing requirements are offset by $5.0 billion in maturing debt that will be retired as government’s direct operating debt is eliminated and P3 liabilities fall reflecting annual service payments made over the fiscal plan period (see Table 1.23).

Table 1.23 Provincial Borrowing Requirements

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2017/18	2018/19	2019/20	2020/21
Total provincial debt[1] at beginning of year	65,883	65,264	69,372	73,081
New borrowing[2]	1,866	7,668	5,910	6,825
Direct borrowing by Crown corporations and agencies	103	64	72	133
Retirement provision[3] requiring refinancing	999	(2,047)	(876)	(1,410)
Retirement provision[3] funded internally	(3,687)	(1,827)	(1,547)	(1,675)
Change in forecast allowance	100	250	150	100
Net change in total debt	(619)	4,108	3,709	3,973
Total provincial debt[1] at year end	65,264	69,372	73,081	77,054
Annual growth in debt (per cent)	(0.9)	6.3	5.3	5.4

1     Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

2     New long-term borrowing plus net change in short-term debt.

3     Sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).

Total provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking fund investments and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province. The reconciliation between provincial debt and the financial statement debt is shown in Appendix Table A16.

Additional details on government’s outstanding debt are provided in Appendix Tables A17 to A19.

Relationship between Surplus and Debt

In addition to operating results, the change in debt is impacted by reductions in cash and other working capital changes as well as the debt financing requirements of government’s capital plan. Table 1.24 reconciles the forecast surpluses with changes in debt.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Table 1.24 Reconciliation of Summary Results to Provincial Debt Changes

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2017/18	2018/19	2019/20	2020/21
Taxpayer-supported debt:
Annual surplus (before forecast allowance)	(251)	(569)	(781)	(883)
Reduction in cash balances	(854)	(588)	194	(8)
Other working capital changes	(1,427)	(190)	117	569
Net increase in capital and other assets[1]	4,706	2,865	2,826	3,025
	2,174	1,518	2,356	2,703
Self-supported debt:
Commercial Crown corporation capital financing[1]	(3,169)	2,358	1,222	1,189
Other commercial debt	276	(18)	(19)	(19)
	(2,893)	2,340	1,203	1,170
Annual change in forecast allowance	100	250	150	100
Annual increase in total provincial debt	(619)	4,108	3,709	3,973

1 Includes a onetime shift of $3.5 billion in 2017/18 related to the classification of Port Mann Bridge debt from self- supported to taxpayer-supported due to the elimination of tolls effective September 1, 2017.

Risks to the Fiscal Plan

Table 1.25 provides the estimated fiscal impacts of the identified sensitivities for some of the key variables in the fiscal plan projections on an individual basis. However, inter-relationships between the variables may cause the actual variances to be higher or lower than the estimates shown in the table. For example, an increase in the US/ CDN dollar exchange rate may be partly offset by higher commodity prices.

Table 1.25 Key Fiscal Sensitivities

		Annual Fiscal Impact
Variable	Increases of	($ millions)
Nominal GDP	1%	$150 – $250
Lumber prices (US$/thousand board feet)	$50	$150 – $200 [1]
Natural gas prices (Cdn$/gigajoule)	25 cents	$30 – $50 [2]
US exchange rate (US cent/Cdn $)	1 cent	-$25 to -$50
Interest rates	1 percentage point	-$82
Debt	$500 million	-$14 to -$16

1     Sensitivity relates to stumpage revenue only.

2     Sensitivities can vary significantly especially at lower prices.

The assumptions and risk sensitivities for individual revenue sources and major program areas can be found in Appendix Tables A5 and A6, beginning on page 130.

Own Source Revenue

The main areas that may affect own source revenue forecasts are BC’s overall economic performance, the relative health of its major trading partners, the exchange rate and commodity prices.

Revenues are sensitive to economic performance. For example, taxation and other revenue sources are driven by economic factors such as household income, consumer expenditures, housing starts, employment, population growth and the exchange rate. The revenue

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

forecast contained in the fiscal plan is based on the economic forecast detailed in Part 3: British Columbia Economic Review and Outlook. As well, it incorporates commodity price forecasts developed by the Ministry of Forests, Lands, Natural Resource Operations and Rural Development and the Ministry of Energy, Mines and Petroleum Resources based on private sector information.

Income tax revenue forecasts are based on projections of household income and net operating surpluses of corporations. The forecasts are updated from reports on tax assessments provided by the Canada Revenue Agency. As a result, revenue estimates can be affected by timing lags in the reporting of current and prior year tax assessments by the Canada Revenue Agency.

Adjustments to the harmonized sales tax entitlements for the years 2010/11 to 2012/13 will continue until 2019/20. These changes, determined by the federal government, could affect the revenue forecast over the three-year plan. However it is expected that the size of these changes will diminish over time.

Revenues in British Columbia can also be volatile, largely due to the influence of the cyclical natural resource sector in the economy and the importance of natural resource revenues in the Province’s revenue base. Changes in commodity prices such as natural gas, lumber or coal may have a significant effect on natural resource revenues and economic growth.

The economic and revenue forecasts could be impacted by trade related issues, including the ongoing US-Canada softwood lumber dispute and the renegotiation of the North American Free Trade Agreement. The imposition of countervailing and anti-dumping duties by the US on Canadian softwood lumber exports has the effects of increasing market uncertainty and volatility as well as increasing costs for Canadian producers. BC disagrees with the views that the lumber industry is subsidized or that it sells lumber into the US at below costs or sales value in Canada and is supporting the federal government in its appeals of the application of duties to the World Trade Organization and under Chapter 19 of the North American Free Trade Agreement.

Over the fiscal plan period, the outlook for forest revenue incorporates declining stumpage rates as lumber prices are forecast to weaken from the current high level, interest rates are projected to rise and the Canadian dollar expected to appreciate against the US dollar. In addition, lower prices and higher interest and exchange rates could result in Canadian producers having to bear more of the costs of the duties on their exports of softwood lumber products into the US. Although the recent high lumber prices have partially offset the negative impacts of duties on BC exporters, some BC communities and residents that are reliant on the forest sector may be adversely affected by the continuing uncertainty and volatility from the trade dispute. Actual results for a number of factors including assumptions for lumber prices, interest and exchange rates could pose risks to the fiscal plan.

Details on major assumptions and sensitivities resulting from changes to those assumptions are outlined in Appendix Table A5.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Federal Government Contributions

Potential policy changes regarding federal government allocations, including health and social transfers and cost-sharing agreements, could affect the revenue and the expenditure forecasts.

Crown Corporations

Crown corporations have provided their own forecasts. These forecasts, as well as their statements of assumptions, were used to prepare the fiscal plan. The boards of those corporations and agencies have also included these forecasts, along with further details on assumptions and risks, in the service plans being released with the budget. However, the financial results of the Insurance Corporation of British Columbia are a particular risk to government’s fiscal plan.

SUCH Sector

Health authorities have submitted an overall balanced financial plan for 2018/19 to 2020/21. The individual plans have been signed off by the board chairs of the respective health authorities. The Ministry of Health will continue to work with the health authorities to manage any emerging revenue and spending risks and spending pressures including those associated with opioid emergency response.

Forecasts for the universities, colleges, and institutions have been signed off by chairs of the board or audit committee and lead financial officers.

Forecasts for the combined school districts have been compiled by the Ministry of Education based on the requirements of the School Act, the current year plans developed by the school districts, and ministry policy assumptions respecting future funding allocations. Variances from these assumptions could impact the fiscal plan.

Spending

Government funds a number of demand-driven programs, including those delivered through third party delivery agencies, such as health care, K-12 and post-secondary education, income assistance, and community social services. The budgets for these programs reflect reasonable estimates of demand and other factors such as price inflation. If demand is higher than estimated, this will result in a spending pressure to be managed.

The spending plans for the Ministry of Forests, Lands, Natural Resource Operations and Rural Development and the Ministry of Public Safety and Solicitor General include base amounts to fight wildfires and deal with other emergencies such as floods. Unanticipated or unpredictable occurrences may affect expenses in these ministries.

Details on major assumptions and sensitivities resulting from changes to those assumptions are shown in Appendix Table A7 and in ministry service plans.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Capital Risks

The capital spending forecasts included in the fiscal plan may be affected by subsequent planning (i.e. design development) and procurement activities (i.e. receipt/review of construction bids) resulting in project costs that are higher than the initial approved budgets. For large capital projects, government will review the budget and scope risks, and the strategies to mitigate these risks.

Other risks impacting capital spending forecasts include:

•             weather and geotechnical conditions, including the outcome of environmental impact studies, causing project delays and/or unexpected costs;

•             changes in market conditions, including service demand, the impact of inflation on building material costs, the availability of and wage rates for skilled workers, and borrowing costs;

•             the accuracy of capital project budget and construction schedule forecasts;

•             the successful negotiation/timing of cost-sharing agreements with the federal government and other funding partners; and

•             the timing and outcomes of public-private sector partnership negotiations.

Pending Litigation

The spending plan for the Ministry of the Attorney General contains provisions for payments under the Crown Proceeding Act based on estimates of expected claims, judgments, and related costs of settlements likely to be incurred. Litigation developments may occur that are beyond the assumptions used in the plan (for example, higher-than-expected volumes, or size of claim amounts and timing of judgments and settlements). These developments may affect government revenues and/or expenditures in other ministries.

Write-downs and Other Adjustments

Ministry budgets provide for anticipated levels of asset or loan write-downs where estimates can be reasonably predicted. The overall spending forecast does not make allowance for extraordinary items other than the amount provided in the Contingencies vote.

As the Transportation Investment Corporation became a taxpayer-supported Crown corporation on September 1, 2017, the entity will report its 2017/18 financial results under Public Sector Accounting standards. Adoption of this new financial reporting framework may result in transitional accounting adjustments during finalization of the corporation’s 2017/18 financial statements.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Prudence and Risk

The economic, financial and external variables and factors that impact the estimates of revenues, expenditures, capital spending and debt will change throughout the year as new information becomes available with potentially material impacts. As a result, the actual operating surplus, capital expenditure and debt figures may differ from the current forecast. Government will continue to update the fiscal plan throughout the year.

Government incorporates four main levels of prudence to help mitigate risks to the budget plan projections. These prudence measures generally have resulted in government positively exceeding its budget targets.

•             The Budget 2018 economic outlook is lower than the average of the forecasts provided by the members of the Economic Forecast Council (EFC). The Budget 2018 plan assumes annual real GDP growth of 2.3 per cent in 2018, 2.0 per cent in 2019, and 2.0 per cent over the medium-term (2020 to 2022). This is lower than the EFC average by 0.2 percentage points in both 2018 and 2019 and 0.1 percentage point for the medium-term. The prudent outlook compared to the private sector acknowledges the downside risks to the economic forecast over the forecast horizon.

•             The Budget 2018 natural gas price forecast is lower than the private sector average over the next three years, reflecting the recommendation of Dr. Tim O’Neill in 2013 to adopt more caution in preparing the natural gas royalty forecast. Over the ensuing three years, the Budget 2018 natural gas price projection averages 73 cents lower than the average of the private sector forecasters (see Appendix Table A6 for details).

•             Budget 2018 includes a forecast allowance of $350 million in 2018/19, $500 million in 2019/20 and $600 million in 2020/21. The forecast allowance helps guard against unanticipated revenue volatility and statutory spending such as additional costs to fight wildfires, to deal with other emergencies such as floods, and for litigation developments under the Crown Proceeding Act.

•             The Budget 2018 expense forecast also includes a Contingencies vote allocation of $550 million in 2018/19, $750 million in 2019/20 and $750 million in 2020/21. The Contingencies vote is a prudent measure to help protect the plan from unforeseen and unbudgeted costs that may arise, such as new ICBC claims cost pressures, and to fund priority initiatives.

The EFC provides advice to the Minister of Finance annually on issues facing the global economy and BC’s economic outlook including areas of concern, risks and opportunities for the BC economy. The Minister of Finance consults with staff and colleagues on the various levels of prudence incorporated in the fiscal plan, tax policy initiatives for consideration and the potential risks that could arise over the next three years. Since the risks could be ongoing or one-time in nature and could impact both revenues and expenditures, consideration is given to both the forecast allowance and Contingencies vote allocations. However, since a number of these risks are not readily quantifiable, there is no specific formulaic approach in the determination of the forecast allowance and Contingencies vote allocations. The determination of the levels of the forecast allowance, the Contingency vote and operating surplus is not done in isolation as all of the above elements must be considered in the fiscal plan projections. A discussion of fiscal risks is included in this section of the budget document and risks to the economic outlook are summarized on page 92. See Part 2: Tax Measures for a discussion on tax policy initiatives in Budget 2018.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Child Care BC

Budget 2018 provides more than $1 billion over three years in new funding and puts government on a path towards the implementation of Child Care BC — an affordable, accessible, and quality child care system for British Columbia. This is a historic investment and represents one of the most significant social policy changes in BC. By the end of ten years, government’s objective is to have fully implemented a system of early care and learning that is affordable, easy to access for families no matter where they live, and provides children with high-quality care in a safe environment that helps build a solid foundation.

Child Care BC is supported by a comprehensive suite of initiatives that tackle affordability issues, and invests in the creation of significant new child care spaces to meet the needs of families. Government is also committed to supporting Early Childhood Educators, key to the delivery of safe, high-quality care, and will be building a workforce development strategy that will consider support for training, education and compensation.

Affordable Child Care

Government is allocating $630 million over three years to make child care more affordable for parents using licensed providers, particularly for infants, toddlers and three to five year old children, which are the most expensive types of care.

Previously, government supported the affordability of early care and learning through a child care subsidy that offset the cost of care for eligible families and the Child Care Operating Fund (CCOF) that provides financial support for day-to-day operations of licensed child care. Benefits provided through these programs have not changed in 10 years despite the rising cost of child care, which has increased by 35 per cent since 2007.

Budget 2018 will introduce a new affordable child care benefit with expanded eligibility and higher benefit rates than the existing child care subsidy (see Table 1 for maximum benefits by care type). This new benefit will be fully phased in over three years and families will be able to begin applying online in summer 2018, with payments to providers starting in September 2018. By 2020/21, the affordable child care benefit will support up to 86,000 families every year with the cost of child care — a significant increase over the existing child care subsidy which only benefits approximately 26,000 families per year.

Government will also reduce parent fees in licensed group and family child care for children under age six through a child care fee reduction program. Licensed providers must opt-in to this program for families to benefit.

Table 1: New Affordable Child Care Benefit by Care Type (2020/21)1

	$0 to $44,999	$45,000 to $59,999	$60,000 to $79,999	$80,000 to $111,000
Gross Income Type of Child Care[2]	Maximum Monthly Benefit Amount	Taper Rate of Benefit[3]	Benefit Amount[4]	Taper Rate of Benefit
Licensed Group Infant	$1,250	$0.27	$910	$0.35
Licensed Group Toddler	$1,060	$0.23	$772	$0.30
Licensed Family Infant/Toddler	$1,000	$0.22	$728	$0.28
Licensed Group 3 years to School Age	$800	$0.17	$582	$0.23
Licensed Family 3 years to School Age	$800	$0.17	$582	$0.23
Licensed Group School Age	$420	$0.09	$306	$0.12
Licensed Family School Age	$420	$0.09	$306	$0.12
Licensed Preschool	$330	$0.07	$240	$0.09
Licensed Care Surrounding School Day	$420	$0.09	$306	$0.12

1Benefit Amounts in this table are for 2020/21, with some of the rates being lower in the first phase of implementation.

2Maximum Monthly Benefit Rates for other types of care (e.g. unlicensed care) are unchanged.

3The Taper Rate indicates the amount the benefit is reduced for each additional dollar of gross income.

4The benefit amount remains constant for each additional dollar of income between $60,000/year and $79,999/year.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

This funding is expected to reduce full-time child care fees by the following amounts:

•             Licensed Group Infant/Toddler care by $350/month per space;

•             Licensed Family Infant/Toddler care by $200/month per space;

•             Licensed Group care for ages 3 to 5 by $100/month per space; and

•             Licensed Family care for ages 3 to 5 by $60/month per space.

The new child care fee reduction program is expected to benefit up to 50,000 families by 2020/21 and will be available to licensed providers in April 2018.

Taken together, the affordable child care benefit and the child care fee reduction program will provide broad relief across the income spectrum. Approximately 27,000 families with annual incomes under $45,000 will pay little or nothing for licensed child care.

Accessible Child Care

Many families face challenges in finding affordable child care in their communities. Existing and growing demand for child care spaces must be addressed. As such, Budget 2018 provides an additional $237 million over three years to create over 22,000 new licensed child care spaces.

The Ministry of Children and Family Development’s Child Care Major Capital Funding program supports the creation of new licensed child care spaces. This program has been expanded to support government in achieving its targets. Government will implement a continuous intake process, which is expected to result in more applicants throughout the year. In addition, the Province will seek partnerships with municipalities and non-profit operators to accelerate child care space creation, as well as work across government and with the broader public sector to examine the feasibility of co-locating child care facilities on or in publicly-owned land or facilities (e.g. schools or school grounds, post-secondary institutions). Grants for community child care needs assessments will also be provided, which will help ensure that local and regional needs are met through the development of new spaces.

As more child care spaces are created, there will be an increased need to license the new facilities and ensure compliance with the Community Care and Assisted Living Act and Child Care Licensing Regulation. Health authorities are responsible for licensing new child care providers and monitoring and inspecting licensed facilities. Budget 2018 provides additional funding to health authorities, through the Ministry of Health, to increase the number of licensing officers to help meet the projected demand for licensing and monitoring activities.

Maintaining existing child care space is also an important part of the overall accessibility plan. The ministry’s Minor Capital Funding program will also be enhanced to include family-based care and is expected to assist approximately 400 licensed providers in maintaining the operation of existing child care spaces. Incentives will also be available to providers who offer care during non-standard business hours to accommodate parents who, for example, work shifts or are attending school on evenings and weekends, and to unlicensed family care providers to become licensed.

In addition, through the bilateral Early Learning and Child Care (ELCC) Framework Agreement with the federal government, BC is investing $13.7 million to create 1,400 infant and toddler spaces in areas of highest need, as well as an additional $30 million per year in funding to operate prototype sites for affordable child care across the province. A further $20 million in ELCC funding will be allocated to support currently under-served families, helping develop an inclusive system with expanded access to culturally appropriate Indigenous child care and supported child development programming for children with special needs.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Quality Child Care

Early Childhood Educators (ECEs) are critical to the delivery of a safe, high-quality early care and learning system and the need for ECEs will grow. There are currently an estimated 11,000 ECEs working in licensed care facilities, but an additional 12,000 ECEs will be needed once Child Care BC is fully implemented. The province’s strong labour market is currently attracting experienced ECEs into other sectors and career paths and the planned expansion of licensed spaces will also contribute to increased demand for trained ECEs. As such, it is essential that the Province develop a proactive workforce development strategy to achieve the 10-year vision for child care, starting with $136 million over the fiscal plan period.

Government will lead a labour market review and work with the sector to establish the human resource strategies needed to attract and retain skilled and experienced early learning and child care workers, including consideration of education, training and remuneration. In the immediate term, government is making significant investment of over $16 million over two years, beginning in 2017/18 through the bilateral ELCC Framework Agreement to recruit and retain ECEs. This funding will be used to establish a training fund to provide grants and bursaries to support ECE certification and professional development opportunities for existing ECEs.

In addition, to ensure an adequate supply of newly trained ECEs to meet growing demand and rising quality standards, government has allocated $7.4 million to increase the number of public post-secondary seats in ECE training programs. The Ministry of Education will update the Early Learning Framework that will guide programs in child care facilities.

Taking Major Steps to Implement Child Care BC

With Budget 2018, government is investing more than $1 billion to start building Child Care BC — an affordable, accessible and quality child care system. This historic provincial investment in child care is supplemented by approximately $153 million in federal funding over three years, beginning in 2017/18, through the federal ELCC Framework Agreement.

In the first year alone, government will spend $263 million, including federal funding, to begin implementing government’s long-term commitment to a universal child care system.

The suite of initiatives set out in Budget 2018 will reduce child care costs for tens of thousands of families, while taking steps to create sufficient child care spaces and grow the ECE workforce required to meet demand. Collectively, these initiatives will provide many parents with the opportunity to continue their careers should they choose, boosting economic activity.

Government’s plan also includes measures to build enhanced partnerships with all levels of government, Indigenous communities, child care providers, and businesses across the province needed to implement Child Care BC. With these significant investments and partnerships, government is on the path towards implementing Child Care BC and making affordable, accessible, quality child care a reality for every family.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Insurance Corporation of British Columbia

The Insurance Corporation of British Columbia’s (ICBC) annual net income (loss) results are included in the Province’s revenues and therefore impact on the Province’s Fiscal Plan and reported results.

From 2007 through 2010, ICBC’s overall finances appeared stable. Rising pressure from the costs of injury claims were generally mitigated by declining trends in injury and crash rates, along with a modest recovery in investment returns.

Since 2010 however, a number of negative developments have significantly impacted ICBC’s finances. These included:

•             A rising number of injury claims per crash;

•             A rising crash rate starting in 2014;

•             Significantly older, smaller claims evolving into large and complex claims beginning in 2017, as well as slower settlement rates;

•             Lower-than-required annual Basic rate increases needed to cover growing claims costs;

•             A continuing low interest rate environment that has resulted in lower investment earnings potential; and

•             Eroded capital reserve levels, reflecting past use of Optional side net income and capital to avoid needed Basic rate increases, as well as over $1 billion of Optional capital paid to government.

Chart 1 - Summary of Revenue and Expenditures — Base Case Before Product Reform

* Assumes September Budget 2017 Update assumptions (Base Case), which hold Basic rate increases constant at 2017 level

** 15 months January 1, 2016 to March 31, 2017

Chart 1 shows that ICBC reported a 15 month loss of $913 million in 2016/17, followed by a record $1.3 billion loss now forecast for 2017/18. Based on September Budget 2017 Update assumptions, and without further significant policy changes, the chart shows that ICBC expects this large shortfall gap to continue in the near term.

As these developments have caused ICBC to become a key risk to the Province’s Fiscal Plan, significant measures are being introduced by the government and ICBC to begin closing this gap. These measures, which include reforming ICBC’s insurance product (product reform), are intended to help lead ICBC to longer term fiscal sustainability and improve affordability and fairness of public auto insurance in British Columbia. Further information is presented at the end of this Topic Box.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Rising Injury Claims

While the rate of injury claims compared to claimed crashes fell from 2000/01 to 2008/09, Chart 2 shows that this trend reversed dramatically from 2009/10 onwards.

Much of the growth in injuries has been driven by an increase in minor injuries. This class of injuries has increasingly involved legal representation that adds to settlement time and costs.

For context, a Basic insurance rate increase of 11.2 per cent in 2012 was in part to cover these rising injury claims costs.

Rising Number of Crashes

From 2006/07 to 2014/15, the Basic insurance crash rate trend continued to decline. This positive effect helped offset the negative effect of rising injury claims that started in 2009/10 (see Chart 2).

However, in late 2014 the crash rate started to accelerate. This rising rate is consistent with experience in many other jurisdictions.

While it is difficult to determine exactly why the crash rate increased, distracted driving and increasing congestion in urban areas are likely factors.

Rising Cost of Minor Injuries

Along with a rising number of crashes and injury claims rates, costs of minor injury claims in particular, are also rising. Chart 4 shows the average cost of a minor injury claim settlement

Chart 2 - Rate of Crash Injuries

Injuries Per 1,000 Claimed Crashes

Chart 3 - Basic Insurance Crash Rate

Crashes Per 1,000 Basic Insured Vehicles

Chart 4 - Average Injury Claims Cost

*ICBC currently identifies minor injury claims as those involving sprains, strains and/or whiplash associated disorders.

A new legal definition of ‘minor injury’ will be created as part of the product reforms currently underway.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

has almost doubled in the last ten years, while the average cost per person for total injury claims (minor and non-minor injuries) have grown significantly less over the same period.

Many claim settlements today relate to claims over the last decade. Final closed claim costs are an important indicator to help guide current and future estimates of claims costs.

Emergence of Older, Large Complex Claims

Chart 5 shows a significant, unexpected spike in the number of large complex bodily injury claims (claims worth over $200,000) in 2017/18. Claims from as far back as 2010 that originally presented as minor injuries are now emerging as more complex, costly claims. In many cases, these injuries took longer to heal and the lengthy legal process resulted in full information on the size of the claims only recently provided to ICBC. Claims that remain open longer cost more, on average, than claims that resolve sooner. ICBC expects the number of large, complex claims will continue to grow.

Basic Rates Not Covering Growing Costs

In 2013, government established a rate smoothing framework in regulation that limited annual Basic rate changes to +/- 1.5 percentage points from the previous year’s approved Basic rate change. Chart 6 shows that for four of the five years the framework has been in place, significantly higher Basic rates were estimated to be needed to cover claims costs than allowed by the smoothing framework. In two of those years, the actual Basic rate increase imposed was even lower than what the framework would have allowed.

Chart 5 - Rising Large Complex Injury Claims

Chart 6 - Annual Basic Rate Increase

As a result, the chart shows the accumulation of successive widening gaps between estimated costs and the premium revenues needed to cover those costs.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

Lower Investment Returns

Insurance companies use investment earnings to help offset rising claims costs and mitigate rate increases. Chart 7 shows that while investment earnings strengthened from 2012 - 2015, returns have weakened reflecting a continuing low interest environment and an eroded capital base from which to invest (see Chart 8).

Capital Reserves Deterioration

As of March 31, 2017, ICBC held about $17.5 billion in assets, including over $15 billion in investments, to help meet its claims and other liabilities.

The sum of ICBC’s annual profits and losses flow into its capital equity reserve, which is used as a buffer against ongoing business risks (e.g. investments, market and claims) and helps ensure that obligations are met in the future. A minimum capital test (MCT) is one measure used by regulators for assessing whether there is an adequate margin of capital for the level of risks undertaken by insurance companies.

Chart 7 - Weakened Investment Returns

* 15 months January 1, 2016 to March 31, 2017

Chart 8 - Combined Basic and Optional Capital Levels

*            150% is the federal Office of the Superintendent of Financial Institutions (OSFI) regulatory minimum target for Insurance companies to set capital targets.

** 15 months January 1, 2016 to March 31, 2017

Over the last decade, ICBC’s profitable Optional side net income and capital were used to help subsidize the unprofitable Basic side, thus mitigating Basic rate increases otherwise needed. It was also used to provide $1.2 billion of excess Optional capital payments to government. These factors, together with emerging annual operating losses, have significantly weakened ICBC’s capital equity reserves and financial health.

Chart 8 shows that without significant intervention, the MCT ratio will decline to unsustainable levels well below minimum targets set by the federal regulator for insurance businesses.

ICBC’s worsening claims cost trends will continue in the absence of immediate intervention. But simply making a one-time return of capital to the corporation will not solve ICBC’s financial stability. Analysis shows that without significant measures, successive deficit shortfalls will continue to impair ICBC’s capital reserves to unsustainable levels year after year.

Budget and Fiscal Plan — 2018/19 to 2020/21

Three Year Fiscal Plan

The Way Forward — Strategies to Address ICBC’s Fiscal Sustainability

Under leadership of the Ministers responsible for ICBC and road safety, immediate actions are being taken to help put ICBC back on a fiscally sustainable path, while improving fairness and affordability of the public auto insurance system.

The government and ICBC intend to reform the insurance product (product reform) to improve care and treatment for injured drivers and passengers and reduce claims and legal costs. All other provinces have systems in place or taken similar actions to mitigate rising claims costs.

Chart 9 - Bottom Line Impacts of Product Reform Strategy

Product reform includes a limit on pain and suffering payments (effective April 2019); increased accident benefits (effective January 2018); and more minor claims being reviewed through the BC Civil Resolution Tribunal instead of the courts. These changes are expected to reduce the amount ICBC spends on legal fees and other expenses, which have grown to consume about 24 per cent of ICBC’s budget. Reforms will also include changing Basic insurance rates to make them fairer. More benefits will be provided to good drivers while bad drivers will pay more. For further information, see: https://news.gov.bc.ca/releases/2018AG0003-000164.

Chart 9 illustrates the effects of product reform on ICBC’s bottom line, using the same base case scenario illustrated earlier in Chart 1. The chart shows that while insurance product changes are planned for April 2019, positive financial impacts will be seen as early as 2018/19 as implemented legislation and policy measures contribute to an actuarial outlook for lower expected claims costs. Budget 2018 has used prudent assumptions in relation to the effects of product reform.

Other changes planned or underway to improve ICBC’s finances and road safety include:

•             Reducing crashes — increasing insurance penalties and piloting technology to curb distracted driving; activating intersection safety cameras 24 hours a day, seven days a week; and making improvements to dangerous intersections.

•             Improving ICBC’s cost effectiveness — reducing the cost of auto body repairs through improved vendor management, as well as other savings opportunities identified in a recent report on the operational review of ICBC.

Together, these and other measures will help reduce rates of vehicle crashes and injuries (Charts 2 and 3), as well as costs of injury claim settlements (Chart 4). Changes will not only improve ICBC’s bottom line, but also help improve the corporation’s capital and investment levels (Charts 7 and 8). In the longer term, these changes will also help to make Basic insurance rates fairer and more affordable for BC drivers in a fiscally responsible way.

Budget and Fiscal Plan — 2018/19 to 2020/21

Part 2: TAX MEASURES

Table 2.1 Summary of Tax Measures

		Taxpayer Impacts
	Effective Date	2018/19	2019/20
		($ millions)
Income Tax Act
• Replace infirm dependant credit and caregiver credit with a new BC caregiver credit	2018 tax year	(5)	(4)
• Eliminate education tax credit	2019 tax year	2	12
• Extend mining flow-through share tax credit	2018 tax year	(4)	(1)
• Extend farmers’ food donation tax credit	January 1, 2019	*	*
• Extend interactive digital media tax credit	September 1, 2018	(33)	(56)
• Extend book publishing tax credit	April 1, 2018	(3)	(3)
• Expand Film Incentive BC tax credit to scriptwriting	February 21, 2018	(1)	(1)
Medicare Protection Act
• Eliminate Medical Services Plan premiums	January 1, 2020	—	(345)
Motor Fuel Tax Act
• Increase refund rates for International Fuel Tax Agreement licensees	April 1, 2018	*	*
• Expand exemption to marine diesel fuel for internationally operating ships with internal combustion engines	April 1, 2018	(7)	(7)
• Increase motor fuel tax rates on gasoline and diesel in the Capital Regional
District to 5.5 cents per litre from 3.5 cents	April 1, 2018	7	7
Carbon Tax Act and Motor Fuel Tax Act
• Clarify that fuel sales between refiner collectors are exempt from security	February 18, 2014	*	*
Provincial Sales Tax Act
• Expand exemption to all types of avalanche airbag backpacks	April 1, 2018	*	*
• Enable online accommodation platforms to register as collectors	Regulation	16	16
• Allow municipal and regional district tax revenue to be used for affordable housing initiatives	Regulation	—	—
• Clarify that software provided in optional as-needed maintenance agreements is taxable	April 1, 2013	*	*
• Increase luxury surtax rates on passenger vehicles over $125,000	April 1, 2018	10	10
• Allow services to be included in Tax Payment Agreements between the Province and interjurisdictional railways	Royal assent	—	—
• Exempt retailers and certain retail sales made on cruise ships in BC waters	April 1, 2013	*	*
Tobacco Tax Act
• Increase tax rates to 27.5 cents per cigarette from 24.7 cents, and to 37.5 cents per gram of loose tobacco from 24.7 cents	April 1, 2018	95	95
Property Transfer Tax Act
• Increase property transfer tax rate to 5 per cent from 3 per cent on the value of residential properties above $3 million	February 21, 2018	81	81
• Increase additional property transfer tax rate to 20 per cent from 15 per cent and expand to more areas of the province	February 21, 2018	35	40
• Exempt transfers of principal residences in certain bankruptcy cases	February 21, 2018	*	*
Home Owner Grant Act
• Increase threshold for home owner grant phase-out to $1.65 million from $1.6 million	2018 tax year	*	*
School Act
• Set provincial residential class school property tax rates	2018 tax year	*	*
• Increase school tax on most residential property in excess of $3 million	2019 tax year	50	200
• Set provincial non-residential class school property tax rates	2018 tax year	*	*
• Exempt purpose-built rental housing from school tax if it receives a municipal revitalization certificate	2019 tax year	*	*

* Denotes measures that have no material impact on taxpayers.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Table 2.1 Summary of Tax Measures (continued )

		Taxpayer Impacts
	Effective Date	2018/19	2019/20
		($ millions)
Speculation Tax
• Introduce a speculation tax on residential properties with a corresponding income tax credit	2018 tax year	87	200
Taxation (Rural Area) Act
• Set rural area property tax rates	2018 tax year	*	*
Hydro and Power Authority Act
• Clarify BC Hydro’s school tax liability on land it owns	December 31, 2019	*	*
Various Acts
• Enhance administration and information sharing	Various	*	*
Employer Health Tax
• Introduce an employer health tax of 1.95 per cent of payroll	January 1, 2019	463	1,850
Total		793	2,094

* Denotes measures that have no material impact on taxpayers.

Tax Measures — Supplementary Information

For more details on tax changes see:

www.gov.bc.ca/budgettaxchanges

Income Tax Act

Infirm Dependent Credit and Caregiver Credit Replaced with a New BC Caregiver Credit

Effective for 2018 and subsequent tax years, the caregiver tax credit and the infirm dependent tax credit are replaced with a new BC caregiver credit.

The non-refundable BC caregiver credit, which parallels the Canada caregiver credit announced in the 2017 federal budget, is available to British Columbians who care for an eligible adult relative who is dependent on the caregiver because of a mental or physical infirmity. The caregiver is not required to live with the dependent in order to claim the credit. The maximum BC caregiver credit amount is $4,556 per infirm dependent for 2018, providing a benefit of up to $230.53, and is indexed to inflation for future years. Individuals caring for an infirm spouse or common-law partner are eligible for the greater of the BC caregiver credit or the spousal tax credit, and individuals who are single and caring for an infirm adult relative are eligible for the greater of the BC caregiver credit or the eligible dependent tax credit.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Education Tax Credit Eliminated

Following the elimination of the federal education tax credit effective for 2017 and subsequent tax years, the BC education tax credit is eliminated effective for the 2019 and subsequent tax years. Unused BC education amounts carried forward from years prior to 2019 remain available to be claimed in 2019 and subsequent tax years.

Mining Flow-Through Share Tax Credit Extended

The mining flow-through share tax credit is extended for one year to the end of 2018.

Farmers’ Food Donation Tax Credit Extended

The farmers’ food donation tax credit is extended for one year to the end of 2019.

Interactive Digital Media Tax Credit Extended

The interactive digital media tax credit is extended for five years to August 31, 2023.

Book Publishing Tax Credit Extended

The book publishing tax credit is extended for three years to March 31, 2021.

Film Incentive BC Tax Credit Expanded to Scriptwriting

Effective for expenditures incurred on or after February 21, 2018, the Film Incentive BC tax credit is expanded to include scriptwriting expenditures on BC labour incurred by a corporation prior to the completion of the final script stage of the production. Previously, only scriptwriting expenditures incurred after the final script stage were eligible for the tax credit.

Medicare Protection Act

Medical Services Plan Premiums Eliminated

Effective January 1, 2020, Medical Services Plan premiums will be eliminated. This follows the 50 per cent reduction in premiums effective January 1, 2018, announced in Budget 2017 Update. Once eliminated, single individuals will see annual savings of up to $900 and families will see annual savings of up to $1,800.

Motor Fuel Tax Act

Refund Rates for International Fuel Tax Agreement Licensees Increased

The refund rates for International Fuel Tax Agreement licensees are increased to reflect annual increases in the carbon tax each April 1st from 2018 through to 2021. This will ensure International Fuel Tax Agreement licensees only pay carbon tax on fuel they use in BC.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Exemption Expanded to Marine Diesel Fuel for Internationally Operating Ships with Internal Combustion Engines

Effective April 1, 2018, marine diesel fuel used in interjurisdictional cruise ships and ships prohibited from coasting trade under the Coasting Trade Act is exempt from motor fuel tax. This exemption parallels the existing exemption from carbon tax for these ships. Previously, a ship was only exempt if it had a gas turbine engine.

Capital Regional District Motor Fuel Tax Rates Increased to 5.5 Cents per Litre from 3.5 Cents on Gasoline and Diesel

Effective April 1, 2018, the motor fuel tax rates on clear gasoline and clear diesel in the Capital Regional District are increased to 5.5 cents per litre from 3.5 cents. The additional 2 cents per litre is expected to raise $7 million annually to help finance the Victoria Regional Transit Commission and its share of funding for the Victoria Regional Transit System.

Carbon Tax Act and Motor Fuel Tax Act

Fuel Sales Between Refiner Collectors Clarified to Exempt Sales from Security

Effective retroactive to February 18, 2014, refiner collectors that acquire fuel for retail sale from other refiner collectors are exempt from the requirement to pay security on that fuel, and a refund is provided for security paid by refiner collectors on fuel purchased in BC and sold to another refiner collector.

Provincial Sales Tax Act

Exemption Expanded to All Types of Avalanche Airbag Backpacks

Effective April 1, 2018, the exemption for avalanche airbag backpacks is expanded to include all avalanche airbag backpacks. Currently, only avalanche airbags triggered by compressed air are exempt.

Online Accommodation Platforms Enabled to Register as Collectors

Effective on a date to be specified by regulation, the Provincial Sales Tax Act and regulations are amended to enable online accommodation platforms to register as collectors, and to collect and remit provincial sales tax and the municipal and regional district tax on accommodation. By registering as a collector, an online platform will relieve its hosts (owners and lessors of the accommodation units) from the obligation to register. Online accommodation platforms are online marketplaces that enable or facilitate transactions between buyers and those who provide short-term accommodation in BC.

Use of Municipal and Regional District Tax Revenues for Affordable Housing Initiatives Allowed

Effective on a date to be specified by regulation, revenue from the municipal and regional district tax collected by municipalities, regional districts and eligible entities, such as tourism-focused non-profits, can be used to fund affordable housing initiatives. Currently, funds can only be used for tourism marketing, programs and projects.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Software Provided in Optional As-Needed Maintenance Agreements Clarified as Taxable

Effective retroactive to April 1, 2013, the Provincial Sales Tax Act is amended to clarify that provincial sales tax applies to software provided in optional as-needed maintenance agreements.

Luxury Surtax Rates on Passenger Vehicles Over $125,000 Increased

Effective April 1, 2018, the luxury surtax on passenger vehicles is increased. The rate on passenger vehicles with a purchase price from $125,000 to $149,999 is increased to 15 per cent from 10 per cent, and the rate on passenger vehicles with a purchase price of $150,000 and above is increased to 20 per cent from 10 per cent. The general rate on private sales is also increased to 15 per cent from 12 per cent on passenger vehicles with a purchase price from $125,000 to $149,999, and to 20 per cent from 12 per cent on passenger vehicles with a purchase price of $150,000 and above. The rates apply to sales of both new and used passenger vehicles.

Services Allowed to be Included in Tax Payment Agreements Between the Province and Interjurisdictional Railways

Effective on royal assent, services will be permitted to be included in Tax Payment Agreements between the Province and interjurisdictional railways. This will allow for simplified remittance of tax on services. Previously, only goods and software were included in Tax Payment Agreements.

Retailers and Certain Retail Sales Made on Cruise Ships in BC Waters Exempted

Effective retroactive to April 1, 2013, retailers operating on cruise ships in BC waters are not required to collect provincial sales tax on sales made during the course of scheduled sailings.

Tobacco Tax Act

Tobacco Tax Rates Increased to 27.5 Cents from 24.7 Cents per Cigarette and to 37.5 Cents from 24.7 Cents per Gram of Loose Tobacco

Effective April 1, 2018, the tax rate on cigarettes is increased to 27.5 cents per cigarette from 24.7 cents (to $55 from $49.40 per carton of 200 cigarettes). The tax rate on loose tobacco (tobacco in a form other than cigarettes or cigars) is increased to 37.5 cents from 24.7 cents per gram.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Property Transfer Tax Act

Property Transfer Tax Rate on the Value of Residential Properties Above $3 Million Increased

Effective February 21, 2018, a further tax rate of 2 per cent is applied to the fair market value of the residential component of a taxable transaction that exceeds a threshold of $3 million. The rate of tax on the part of the residential component above the threshold is a total of 5 per cent, made up of the existing 3 per cent rate on the fair market value of taxable transactions above $2 million and the new 2 per cent rate on the portion of the fair market value of the residential component above $3 million.

Additional Property Transfer Tax Rate Increased and Area Expanded

Effective February 21, 2018, the additional property transfer tax rate is increased to 20 per cent from 15 per cent. In addition, the tax is expanded to the Capital Regional District, the Regional District of Central Okanagan, the Fraser Valley Regional District and the Regional District of Nanaimo. For these newly added areas, there are transitional rules that may exempt eligible property transactions entered into before February 21, 2018. There are no transitional rules for transactions in Metro Vancouver.

Transfers of Principal Residences Exempted in Certain Bankruptcy Cases

Effective for transactions that occur on or after February 21, 2018, transfers of a bankrupt’s principal residence from a trustee in bankruptcy to the bankrupt or the bankrupt’s spouse or former spouse are exempt from tax. Previously, such transactions were only exempt if no consideration was exchanged.

Home Owner Grant Act

Threshold for Home Owner Grant Increased

As announced on January 3, 2018, the property value threshold for the full home owner grant is increased to $1.65 million for the 2018 tax year, up from $1.6 million in 2017. For properties valued above the threshold, the grant is reduced by $5 for every $1,000 of assessed value in excess of the threshold.

School Act

Provincial Residential Class School Tax Rates Set

The longstanding rate-setting policy is that average residential class school property taxes, before application of the home owner grant, increase by the previous year’s provincial inflation rate. This rate-setting policy has been in place since 2003 and will continue in 2018. The rates will be set when revised assessment roll data are available in the spring.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

School Tax on Most Residential Property in Excess of $3 Million Increased

Effective for the 2019 tax year and subsequent tax years, a province-wide increased school tax is introduced on high-valued properties in the residential class including detached homes, stratified condominium or townhouse units and most vacant land.

The increased tax applies to the portion of a residential property’s taxable assessed value that exceeds $3 million. In the case of a mixed-use property, only the residential portion of the property’s taxable assessed value above $3 million is subject to the tax.

A tax rate of 0.2 per cent applies to the portion of residential assessed value that exceeds $3 million but does not exceed $4 million, and a tax rate of 0.4 per cent applies to the portion of residential assessed value that exceeds $4 million.

The tax will be administered through the existing school tax system, with municipalities and the Province’s Surveyor of Taxes responsible for tax collection.

Provincial Non-Residential Class School Tax Rates Set

A single province-wide school tax rate is set for each of the non-residential property classes. The rates for 2018, except for the rate for the industrial property classes, will be set so that non-residential class school tax revenue will increase by inflation plus new construction. This rate-setting policy has been in place since 2005. The rates will be set when revised assessment roll data are available in the spring.

The major industry class tax rate and the light industry class tax rate will be set at the same rate as the business class tax rate, consistent with the policy announced in Budget 2008.

Purpose-Built Rental Housing Exempted from School Tax if it Receives a Municipal Revitalization Certificate

Effective for the 2019 tax year and subsequent tax years, municipal revitalization property tax exemptions for eligible new purpose-built rental housing will also apply to provincial property taxes.

To be eligible for the new exemption, a municipality must issue a revitalization tax exemption certificate under a revitalization program that includes as a goal the creation of new rental housing. The provincial exemption only applies to the portion of the property that meets the provincial definition of new purpose-built rental housing. The exemption is only available for non-stratified buildings that are newly created, or substantially renovated with a minimum net gain of five units.

The terms of the municipal exemption, including the length of the exemption and the percentage of the property exempted from tax, will be mirrored in the provincial exemption. The provincial tax exemption only applies for revitalization tax exemption certificates issued on or after February 21, 2018.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Speculation Tax

Speculation Tax with Corresponding Income Tax Credit Introduced

The government will introduce legislation in 2018 to impose a speculation tax on residential property in BC. The new annual property tax will target foreign and domestic home owners who do not pay income tax in BC, including those who leave their homes vacant. Satellite families — households with high worldwide income that pay little income tax in BC — will also be captured by the tax. The tax will be effective for the 2018 and future tax years.

Up-front exemptions will be available for most principal residences. Up-front exemptions will also be available for qualifying long-term rental properties and certain special cases. The majority of homeowners in BC will be exempt from this tax.

A non-refundable income tax credit will also be introduced to offset the new property tax. This will provide relief for persons who do not qualify for an up-front exemption, but who pay income taxes in BC. The income tax credit can be carried forward to future years.

The new annual property tax will initially apply to the Metro Vancouver, Fraser Valley, Capital and Nanaimo Regional Districts and in the municipalities of Kelowna and West Kelowna. In 2018, the tax rate will be $5 per $1,000 of assessed value. In 2019, the tax rate will rise to $20 per $1,000 of assessed value.

The tax will be administered by the Province, outside of the normal property tax system and property tax cycle. Further information on how to apply for an exemption and income tax credit will be provided prior to the introduction of the tax.

Taxation (Rural Area) Act

Provincial Rural Area Property Tax Rates Set

A single rural area residential property tax rate applies province-wide. The longstanding rate-setting policy that average residential rural property taxes increase by the previous year’s provincial inflation rate will continue for 2018.

Consistent with longstanding policy, non-residential rural area property tax rates will be set so that total non-residential rural area tax revenue will increase by inflation plus new construction. The rates will be set when revised assessment roll data are available in the spring.

Hydro and Power Authority Act

BC Hydro’s School Tax Liability on Land Clarified

The Hydro and Power Authority Act is clarified to limit BC Hydro’s school tax liability to land it owns in fee simple and to improvements. This clarification does not affect Nisga’a Lands or Taxing Treaty First Nation lands.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Various Acts

Administration and Information Sharing Enhanced

Budget 2018 introduces several changes to enhance tax administration and information sharing:

•    Effective on royal assent, the Property Transfer Tax Act is amended to:

•             increase the limitation period for property transfer tax assessments to 6 years to match the limitation period for the additional property transfer tax;

•             enable additional information to be collected on property transfer tax forms, including tax identification numbers for transferees through bare trusts;

•             introduce administrative penalties for non-compliance;

•             extend the general anti-avoidance rule to the entire Act; and

•             enable tax administrators to access additional information on property transactions, including information in a Multiple Listing Service (MLS) database.

•             Effective on a date to be specified by regulation, the Carbon Tax Act, Motor Fuel Tax Act and Provincial Sales Tax Act are amended to allow for a fee to be charged to taxpayers to recover costs associated with out-of-province audits.

•             Effective for transactions entered into on or after February 21, 2018, or a series of transactions that is completed on or after February 21, 2018, the Income Tax Act is amended to introduce a reportable transaction rule. The rule parallels the federal reportable transaction rule for income tax, and requires taxpayers and their advisors to proactively disclose certain avoidance transactions to the Canada Revenue Agency.

•             The Income Tax Act’s general anti-avoidance rule helps to ensure the income tax system is not misused or abused. Effective February 21, 2018, the general anti-avoidance rule is changed to parallel the federal general anti-avoidance rule and to ensure that any misuse or abuse of a provision in another act that the Income Tax Act relies on will be subject to the rule.

•             Effective on royal assent, the Income Tax Act and Land Tax Deferment Act are amended to allow for information sharing between the two acts.

•             Effective on royal assent, the Income Tax Act and Logging Tax Act are amended to no longer require the Lieutenant Governor-in-Council to pre-approve information-sharing agreements entered into under these acts. This is consistent with the process under other tax acts.

•             The Province is currently implementing the Petroleum Information Network (Petrinex) system, which is intended to improve the collection and accuracy of oil and natural gas royalty information. The introduction of this new data collection system requires amendments to the Petroleum and Natural Gas Act to ensure the privacy of collected information and to allow for proper sharing of information with relevant provincial government organizations. The amendments to the Act, which take effect on royal assent, also include changes regarding non-compliance and reporting errors by industry participants, which provides the Ministry of Finance with authority to penalize the non-payment of royalties, ensuring that all royalties are assessed in a timely manner.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Employer Health Tax

Employer Health Tax of 1.95 Per Cent of Payroll Introduced

The government will introduce legislation in 2018 to implement an employer health tax on employers’ payroll starting in the 2019 calendar year. To protect small businesses, the tax will not apply to employers with payroll under $500,000. Employers with payroll over $1.5 million will pay the maximum rate of 1.95 per cent on their total payroll. For employers with payroll between $500,000 and $1.5 million, the tax rate will phase in gradually until it reaches 1.95 per cent at $1.5 million in total payroll.

Table 2.2 Employer Health Tax Effective January 1, 2019

		Tax as a Per Cent
Annual BC Payroll	Annual Tax	of Payroll
$500,000 or less	$0	0.00%
$750,000	$7,313	0.98%
$1,000,000	$14,625	1.46%
$1,250,000	$21,938	1.76%
$1,500,000	$29,250	1.95%
	$29,250 plus
	1.95% of payroll
Over $1,500,000	over $1.5 million	1.95%

The tax legislation will include clear rules regarding the frequency of installment payments and defining how payroll amounts are to be aggregated among associated businesses prior to applying deductions and tax rates. Subject to legislative approval, the tax is effective January 1, 2019.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

A New Approach to Climate Action and Carbon Pricing

The BC government is taking a new approach to carbon pricing and climate action, using new revenues generated from carbon tax rate increases to fund the transition to a sustainable, low-carbon province.

As announced in Budget 2017 Update, the BC carbon tax rate will increase annually by $5 per tonne of CO2 equivalent emissions until rates are equal to $50 per tonne in 2021. These increases are part of the strategy to bring our province back on track to achieve our climate goals.

Table 1 Carbon Tax Rates — 2018 to 2022

BC Carbon Tax
Rate
Effective Date	($/tonne CO2e)
Prior to 2018	$30
April 1, 2018	$35
April 1, 2019	$40
April 1, 2020	$45
April 1, 2021	$50
April 1, 2022	$50

Revenues generated from carbon tax increases will be focused on three broad areas:

1. Carbon tax relief for low- and moderate-income British Columbians;

2. Support for emissions intense industry to transition to a low-carbon economy; and

3. New green initiatives to grow innovation and investment.

The Ministry of Finance and the Ministry of Environment and Climate Change Strategy commit to ongoing transparency regarding the spending of carbon tax revenues.

Carbon Tax Relief

Raising the carbon tax rate by $5 per tonne on April 1, 2018, will result in increases in carbon tax paid by British Columbians. The amount will vary depending on family composition and household use of taxable fuels for heating, cooking and transportation. For a family of four with a $50,000 annual income, the $5 per tonne increase could result in approximately $50 a year in additional carbon tax paid.

As announced in Budget 2017 Update, the government is providing an additional $40 million per year to low- and moderate-income British Columbians through enhancements to the low income climate action tax credit. The maximum annual amount per adult will increase by $19.50 to $135 per adult from the current $115.50. The maximum annual amount per child will increase by $5.50 to $40 per child from the current $34.50. Single-parent families will continue to receive the adult amount for the first child in the family.

These enhancements will help low- and moderate-income families as the carbon tax increases. Additional relief will be provided as the carbon tax rate continues to rise in future years.

Support for Industry

British Columbia has many clean, technologically advanced industries that compete with industry in countries that may have low or no carbon price. If BC industry loses market share to more polluting competitors, known as carbon leakage, it affects our economy and does not reduce global greenhouse gas emissions. The government is committed to avoiding carbon leakage and keeping our industry competitive as emissions are reduced.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Industry in British Columbia must have access to the capital they need to lead the world in low emission production, and to achieve this goal the Province proposes to create a new clean growth incentive program that would be available to large industrial emitters in BC. The program would be performance-based, focused on improving competitiveness and sensitive to the level of carbon pricing in competing jurisdictions around the globe.

A proposed clean growth incentive program would be funded by the revenue paid by industry from the increases in the carbon tax announced in Budget 2017 Update. As the carbon tax grows by $5 per tonne per year, the amount available to industry would also grow. The program includes two approaches to provide support:

1.    Government would establish a performance benchmark for interested industrial sectors based on the lowest emitting facility operating anywhere in the world. Eligible BC facilities would be able to apply under the first part of the program for an Industrial Incentive of up to 100 per cent of the carbon tax they paid beyond $30 per tonne, based on how their greenhouse gas production intensity compares to the benchmark, with the cleanest performers receiving the largest incentives.

2.    Eligible BC facilities with a credible emission reduction project would be able to apply to the second part of the proposed program for an Industrial Investment that would provide investment support to transition our important industrial base to the cleanest technology in the world.

The program would include rigorous annual reporting of greenhouse gas emissions and a robust auditing program. Over the coming months, the Minister of Environment and Climate Change Strategy will consult with businesses, First Nations, experts and the public on the details of the program. The Climate Solutions and Clean Growth Advisory Council will review the approach later this year and provide their advice to the Minister. The budget for the proposed clean growth incentive program will be established in 2019 after completion of the consultation with stakeholders and review of industrial greenhouse gas emissions and production forecasts.

New Green Initiatives

Government is already investing in a broad range of clean initiatives including the Innovative Clean Energy Fund, as well as jointly with the federal government through the Low Carbon Economy Fund and other green funds. Research is underway on ways to address fugitive emissions in the oil and gas sector, and slash burning. In the coming year, with the advice from the Climate Solutions and Clean Growth Advisory Council, the government will develop the next phase of green initiatives that will facilitate the pathway to BC’s climate targets.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Medical Services Plan (MSP) Premiums Eliminated

January 1, 2020

MSP premiums are regressive, expensive and a significant administrative and compliance burden for families, businesses and government.

In Budget 2017 Update, MSP premiums were reduced by 50 per cent for all families effective January 1, 2018. This reduction results in annual savings of up to $450 for single individuals and up to $900 for families.

The 50 per cent reduction accomplishes half of this government’s commitment to eliminate premiums completely within four years. Therefore, as a final step, effective January 1, 2020, the remaining MSP premiums will be eliminated.

Including the 50 per cent reduction, once premiums are fully eliminated single individuals will see total annual savings of up to $900 and families up to $1,800.

MSP Premiums Eliminated January 1, 2020

(Single Individual)

Employer Health Tax

MSP premium elimination will be funded through the implementation of an employer health tax. The new payroll tax will be designed to help protect small businesses. Further details about the new tax can be found on page 74.

MSP Task Force Interim Report

To ensure MSP premium elimination would be accomplished in the best way possible, the government announced in Budget 2017 Update that it would establish a task force of experts to provide advice and recommendations on how best to replace MSP premium revenue.

On November 2, 2017, the Minister of Finance announced the members of the Task Force. The Task Force is comprised of Dr. Lindsay Tedds (Chair), Paul Ramsey and David Duff.

Citizens, businesses and interested parties were encouraged to share their ideas about ways to replace the MSP premium revenue through the MSP Task Force engagement website by January 31, 2018.

On February 1, 2018, the Task Force provided an interim report to the Minister. In summary, the interim report indicates:

•             The Task Force received over 1,500 submissions from individuals and 26 submissions from stakeholder groups through a public engagement website and met in person with various groups;

•             A common theme of the input received was the expectation that MSP premium revenue would be replaced with a combination of personal income tax and a new payroll tax, as was done in Ontario when they eliminated health care premiums; and

•             There were several additional measures suggested, including changes to corporate income tax and corporate tax expenditures; PST (including moving to a value-added tax); taxes on sugary drinks and junk food, alcohol, tobacco and cannabis; and property taxes, including replacing the home owner grant with an income-tested program delivered through the income tax system.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

While the Task Force has not made final decisions, it recommended that:

•          There be no phase-out of MSP or phase-in of measures to replace the revenue, but rather that they be done all at once;

•          That reasonable notice be given to provide for transition; and

•          That the revenue be replaced by a combination of measures to mitigate negative impacts.

The interim report also indicated that the Task Force is leaning towards a final recommendation that would include a personal income tax surcharge, a small payroll tax and one or more additional measures discussed above. Its recommendation would generate about $1.3 billion — enough to replace the remaining 50 per cent of MSP revenues.

The full interim report can be found on the MSP Task Force website at https://engage.gov.bc.ca/msptaskforce/.

Next Steps

With Budget 2018, the government has announced its plan to eliminate MSP premiums. Its decision was informed by the MSP Task Force’s interim report, in particular, eliminating premiums all at once (as opposed to phasing them out over time), as well as providing advance notice of the changes.

The government intends that the MSP Task Force will continue its work, presenting its final report on March 31, 2018, as planned. The province will benefit from receiving the Task Force’s analysis and recommendations to inform future efforts to improve the progressivity, fairness and competitiveness of the tax system.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Housing Affordability Measures

In Budget 2018, government is taking a comprehensive approach to address housing affordability and will implement a number of housing related tax measures and investments to increase housing supply, reduce speculation and foreign demand, discourage vacant housing and raise revenue for housing affordability initiatives.

Government is also taking steps to close information gaps, increase transparency and strengthen enforcement in the real estate sector by requiring developers to collect and report on pre-sale condo assignments and tracking beneficial ownership.

The information below provides a summary of the housing related measures included in Budget 2018.

Housing Measures Introduced in Budget 2017 Update

Government has already taken steps to improve housing affordability including:

•             $208 million to support the construction of over 1,700 new units of affordable rental housing.

•             $291 million for the construction of 2,000 modular housing units for people who are homeless and additional funding for on-going operating costs, including 24/7 staffing and support services.

•             $7 million over three years in new funding for the Residential Tenancy Branch to ensure renters are treated fairly and that the rights and responsibilities of both renters and landlords are clearly understood.

•             Improved information sharing with the federal government by amending the Income Tax Act and the Home Owner Grant Act to allow income tax administrators access to home owner grant data and allow additional access to assessment data. These changes are part of the ongoing strategy to fight tax evasion and reduce fraud.

•             In November 2017, the Province changed the property transfer tax (PTT) return to require the seller’s residency status and contact information.

Tax Measures to Improve Housing Affordability

In Budget 2018, government will implement the following housing related tax measures (additional information provided in Part 2: Tax Measures):

•             In 2018, a new speculation tax will be levied on residential property in BC (see detailed description on page 80).

•             Effective February 21, 2018, the additional property transfer tax rate is increased to 20 per cent from 15 per cent. The tax is also extended to include the Fraser Valley, Capital, Nanaimo and Central Okanagan Regional Districts.

•             Effective February 21, 2018, the property transfer tax payable on residential properties above $3 million is increased from 3 per cent to 5 per cent. This applies to the fair market value exceeding $3 million of the residential component of a taxable transaction.

•             Beginning in 2019, the provincial school tax is increased on most residential properties in excess of $3 million.

•             Online accommodation platforms are enabled to collect and remit the provincial sales tax and municipal and regional district tax.

•             Municipalities, regional districts and eligible entities, such as tourism-focused non-profits, that receive revenues from the municipal and regional district tax, will also be allowed to use revenues to fund affordable housing initiatives.

•             The Province is examining the property tax treatment of residential property in the Agricultural Land Reserve (ALR) as part of a broader review of the ALR to ensure land in the ALR is being used for farming.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

•             The Province will also mirror property tax exemptions provided under a municipal revitalization agreement for qualifying purpose-built rental housing. This will reduce the annual tax burden of purpose-built rental housing and provide an additional incentive to construct rental housing.

Speculation Tax

The government will introduce legislation in 2018 to impose a speculation tax on residential property in BC. The new annual property tax will target foreign and domestic home owners who do not pay income tax in BC, including those who leave their homes vacant. Satellite families — households with high worldwide income that pay little income tax in BC — will also be captured by the tax. The tax will be effective for the 2018 tax year.

Up-front exemptions will be available for most principal residences. Up-front exemptions will also be available for qualifying long-term rental properties and certain special cases. The majority of homeowners in BC will be exempt from this tax.

A non-refundable income tax credit will also be introduced to offset the new property tax. This will provide relief for persons who do not qualify for an up-front exemption, but who pay income taxes in BC. The income tax credit can be carried forward to future years.

The new annual property tax will initially apply to the Metro Vancouver, Fraser Valley, Capital and Nanaimo Regional Districts and in the municipalities of Kelowna and West Kelowna. In 2018, the tax rate will be $5 per $1,000 of assessed value. In 2019, the tax rate will rise to $20 per $1,000 of assessed value.

One of the goals in designing the tax will be minimizing the compliance burden for the vast majority of homeowners who claim an initial up-front exemption, thereby reducing the number of notices issued in future years.

The tax will be administered by the Province, outside of the normal property tax system and property tax cycle. The Province will issue notices by mail that will direct residential property owners to a Ministry of Finance website that will contain an electronic tax form. The notices will also contain information on the various exemptions. To make administration easier, the form will collect relevant information from the taxpayer, including:

•             social insurance number;

•             household information;

•             information on worldwide income;

•          information relating to up-front exemptions; and

•             other information identified by the Ministry of Finance as useful for audit and enforcement purposes.

Relevant information collected as part of the additional tax will be made available to the Canada Revenue Agency.

After collecting data, the forms will direct taxpayers to claim an up-front exemption. If no exemption is claimed, the forms will direct the taxpayer to pay any tax owing.

Households with high worldwide incomes but that pay little BC income taxes will be ineligible for the up-front principal residence exemption. Audits will be used to identify non-compliance.

Further information on how to apply for an exemption/income tax credit will be provided prior to the introduction of the tax.

Building the Housing that People Need

Over ten years, government will invest over $6 billion to deliver the commitments made in Budget 2017 Update and Budget 2018 to address housing supply and support almost 34,000 units of affordable rental, supportive, and student housing, as itemized in Table 1.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Table 1 Investments in Housing Supply 1,2,3

	2017/18 to	10-Year	Housing
	2020/21	Total	Units
	($ millions)		(#)
Modular and Affordable Rental Housing (Budget 2017 Update)	724	1,249	3,700
Affordable Rental Housing	453	1,962	19,250
Permanent Supportive Housing	178	1,239	2,500
Housing Options for Women and Children Fleeing Abuse	141	734	1,500
Housing for Indigenous Peoples	158	550	1,750
Student Housing Beds	259	450	5,000
Total	1,913	6,184	33,700

1   Investments include operating and capital funding for direct contributions to construction or increasing the affordability of existing housing projects as well as funding for other supports (i.e. ongoing operating costs and support services).

2   Funded through both the Municipal Affairs and Housing budget and the Ministry of Finance’s Housing Priority Initiatives Special Account.

3   Does not include an estimated 3,000 student housing beds to be funded through other sources.

Affordable Rental Housing

In Budget 2018, $445 million over three years is dedicated to the development of mixed-income social housing developments to address a broad spectrum of housing needs as well as to increase the rental affordability of existing housing projects currently planned or under construction. Low-income families, individuals, and seniors on fixed incomes will have more options to find affordable rental housing in their communities. These developments will be built at or just below market rental housing to also improve housing choices for the “missing middle” — families and individuals with moderate incomes who are also struggling to find rental housing.

Supportive Housing

The Province will also invest in safe and secure housing for those most in need. Over the next three years, Budget 2018 provides:

•             $170 million in capital funding towards the construction of 2,500 new units of supportive housing for individuals who are homeless or at risk of homelessness;

•             $136 million in capital funding to begin building 1,500 new units for women and children fleeing abusive relationships and violence; and

•             $155 million towards the construction of 1,750 new units of housing for Indigenous peoples.

It will take several years for the construction of new affordable and supportive housing projects. As housing projects complete, ongoing funding for operating and support services will also be provided. These funding requirements will increase significantly over ten years as more housing units are built. These estimated costs are included in Table 1.

New Commitment to Student Housing

Budget 2018 introduces a new $450 million student housing program that will allow public post-secondary institutions to borrow from government and finance student housing projects, which previously was not permitted. This program will help build an estimated 5,000 new student housing beds, with $450 million in provincial borrowing and/or grants, in addition to funding leveraged from public post-secondary institutions.

In addition, there will be an estimated 3,000 additional student beds built through grants, institutional self-financing and other partnerships for a total of approximately 8,000 new student beds in public post-secondary institutions. This will also help address tight rental markets by freeing up private market rental units in BC communities currently housing students.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Preserving Existing Affordable Housing and Going Green

While increasing the supply of affordable housing is important, it is equally important that government maintain the existing supply of affordable housing. There are approximately 51,000 units of existing social housing across BC owned by the Province and non-profit housing providers. Prior year funding levels were inadequate to address regular building maintenance needs, and deferred maintenance has continued to grow, with major building components in need of replacement or repair.

To ensure existing social housing is preserved, the Province is investing $308 million over three years into essential building repairs and maintenance as well as critical life-safety and energy performance upgrades. Over ten years, the provincial investment to protect and maintain existing social housing will exceed $1 billion. The investments in seismic and fire-safety upgrades will make the buildings safer for the individuals who live in them.

Investment in energy performance upgrades demonstrates provincial leadership in energy conservation. Non-profit providers and residents alike will see reduced energy costs and these investments will help contribute to reductions in greenhouse gas emissions, consistent with government’s commitment to address carbon pollution.

Increased Protection and Supports for Renters

As part of Budget 2017 Update, the Province provided $7 million in new funding for the Residential Tenancy Branch to address existing backlogs of landlord-tenant disputes, reduce wait times for dispute resolution and information services and establish a dedicated unit to start investigating non-compliance with tenancy legislation. The Province has already taken action to close the fixed-term lease loophole, strengthen administrative penalties and eliminate the geographic rent increases.

The Province will introduce further protections for renters who are evicted from their homes due to renovations or demolitions and provide additional protections for manufactured home owners in park closure situations.

Work is underway to explore options that improve fairness between home owners, who get the home owner grant, and renters who receive no benefits. The focus of this work is on improving the fairness and progressivity of the system as a whole.

Enhancements to Rental Assistance Programs

Provincial rent supplement programs, such as the Shelter Aid for Elderly Renters (SAFER) and the Rental Assistance Program (RAP), make housing more affordable for low-income seniors and working families who rent in the private market. However, benefits under these programs have not kept up with rising rents.

As part of Budget 2018, government will invest $116 million over three years to increase the average benefits under both programs and expand the eligibility criteria of RAP by increasing the gross household annual income threshold from $35,000 to $40,000. As a result of these changes, over 3,200 new households are expected to be eligible for rental assistance and over 32,000 existing low-income seniors and working families will see their benefits increase. The average SAFER payment for low-income seniors will increase by approximately $930 per year, and the average payment for new and existing RAP recipients will increase by approximately $800 per year. These program enhancements will begin September 1, 2018.

The Province will also continue to work with the federal government on opportunities to leverage federal investments in the new Canada Housing Benefit to expand rental support programs to reach more people.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Forging the Partnerships Necessary to Address Housing Affordability

The lack of affordable housing did not happen overnight and will not be solved in one budget or by the provincial government alone. It will take a sustained commitment and strong partnerships to help build 114,000 units of affordable housing throughout BC over the next ten years.

Partnerships are Essential to Succeed

In recognition of this, the Province will invest $20 million over three years to expand the role of the BC Housing Management Commission through the creation of a new partnerships office, HousingHub. This office will work together with prospective housing developers and all levels of government to address barriers to the creation of affordable homes in the province. It will partner with the non-profit and for-profit sectors, Indigenous peoples, faith groups, existing homeowners, and the federal and local governments to identify and utilize, or re-develop available land in areas experiencing housing affordability challenges.

HousingHub will be funded from a re-allocation of existing resources that were previously earmarked for the BC Home Owner Mortgage and Equity (HOME) Partnership program. A review undertaken by the BC Housing Management Commission concluded that the program has helped far fewer first-time home buyers than originally projected and had a minimal impact on housing affordability. As a result, this program will stop accepting applications on March 31, 2018 and will proceed with an orderly wind down. All existing loans and accepted loan applications up to March 31, 2018 will be administered under the existing terms of this loan program.

This reinvestment of existing resources will better support coordinated efforts to address housing affordability and facilitate the essential partnerships needed in the community housing sector.

Empowering Local Governments

Local government responsibility for land use planning and development is among the factors that impact housing affordability.

The Province is committed to enhancing local government capacity to build and retain affordable housing through new and existing land use planning tools.

To ensure that land-use policy and related decisions are supported by the most up-to-date information available, the Province is committing $5 million over three years to help fund housing need assessments for local governments. New funding will also be provided to help local governments build capacity to respond to local housing needs and opportunities.

As noted above, the Province will also mirror property tax exemptions provided under a municipal revitalization agreement for qualifying purpose-built rental housing. This will reduce the annual tax burden of purpose-built rental housing and provide an additional incentive to construct this much-needed housing type. Prior to this change, the Province did not extend municipal property tax exemptions provided by municipal revitalization agreements to provincial taxes.

Expanding Transit and Building Communities

The Province is committed to supporting the Metro Vancouver Mayors’ Council vision for improved transit and transportation across the region. As part of this effort, the Province has committed to funding 40 per cent of the costs of the plan. The Province will also continue to work with TransLink and local governments in Metro Vancouver to secure appropriate levels of density, rental supply and affordability along new transit corridors. This will allow residents to live, work and play in complete communities, and reduce transportation costs for families.

Budget and Fiscal Plan — 2018/19 to 2020/21

Tax Measures

Closing Information Gaps, Increasing Transparency and Strengthening Enforcement in the Real Estate Sector

Assignments of Pre-Sale Purchase and Sale Agreements

BC intends to require developers to collect and report comprehensive information about the assignment of pre-sale condo purchases. The information will be reported to a designated provincial office. The intention is to share the information with tax authorities to support compliance with federal and provincial taxes, helping ensure people pay their fair share of taxes. The information will also be used to inform future housing and tax policies.

Beneficial Ownership of Land and Corporations

The concealment of beneficial ownership can be part of international webs used to facilitate tax evasion, money laundering, corruption and other criminal activities.

The Province is taking steps to track beneficial ownership information. The Province intends to collect information through the Land Title and Survey Authority by requiring additional information to be reported as part of the property transfer tax form. Additionally, work is underway to establish a publicly accessible registry of the beneficial owners of all property in British Columbia. The intention is to share the information with tax, law enforcement and other authorities and to inform future housing and tax policies.

Consistent with the recommendations of the Federal-Provincial-Territorial (FPT) Working Group on Beneficial Ownership and the agreement in December of FPT Ministers of Finance, BC intends to table interim legislative amendments to the Business Corporations Act by July 1, 2019, to, among other things, require BC companies to hold accurate and up to date information on beneficial owners in their own records offices that will be available to law enforcement, tax and other authorities.

BC will also continue working through the FPT Working Group on Beneficial Ownership to assess mechanisms to collect information about beneficial ownership of companies through the Corporate Registry. This work will address concerns that current requirements under federal, provincial and territorial corporate law for corporations to disclose beneficial ownership information are limited.

This work is ongoing and is part of a multi-stage plan, the goal of which is to ensure that federal and provincial regulatory, tax and law enforcement agencies have the information they need to more effectively administer federal and provincial real estate, taxation and anti-money laundering regimes.

Other Measures

•             The Property Transfer Tax Act is amended to increase the limitation period for assessments, to enable the collection of additional information from transferees, to introduce administrative penalties, to extend the application of the general anti-avoidance rule and to enable tax administrators to compel access to information relevant to transfers such as information held in a Multiple Listing Service (MLS) database.

•             The Income Tax Act and the Land Tax Deferment Act are amended to allow information sharing between the two acts.

•             Work has begun to allow the collection of social insurance numbers as part of the home owner grant application process. Collection is expected to begin in 2019.

Budget and Fiscal Plan — 2018/19 to 2020/21

Part 3: BRITISH COLUMBIA ECONOMIC REVIEW AND OUTLOOK 1

Summary

The Ministry of Finance (Ministry) estimates that British Columbia’s economy grew by 3.4 per cent in 2017. The Ministry forecasts economic growth of 2.3 per cent in 2018, followed by 2.0 per cent annual growth from 2019 to 2022.

The Ministry’s forecast for BC real GDP growth is 0.2 percentage points below the outlook provided by the Economic Forecast Council for both 2018 and 2019, and 0.1 percentage point below for the 2020 to 2022 period. This acknowledges the downside risks to the economic forecast and is one of the levels of prudence built into the fiscal plan.

Chart 3.1 British Columbia’s economic outlook

Downside risks to BC’s economic outlook include uncertainty regarding US fiscal and trade policy and ongoing economic challenges in Asia and the euro zone. Additionally, there are risks related to monetary policy tightening and the uncertainty regarding commodity prices and the exchange rate outlook.

British Columbia Economic Activity and Outlook

The Ministry’s estimate for BC real GDP growth in 2017 and the outlook for 2018 are higher than projected in Budget 2017 Update. Employment, retail sales, housing starts and exports saw strong activity in 2017 (see Table 3.1). As such, the estimate for BC real GDP growth in 2017 was revised up from 2.9 per cent to 3.4 per cent. BC’s economic strength is expected to continue into this year, and therefore the Ministry’s forecast for economic growth in 2018 has increased from 2.1 per cent to 2.3 per cent. Meanwhile, the general outlook for BC’s economy for 2019 and beyond is for steady, moderate growth, which is relatively unchanged from the previous outlook as the balance of risks to the domestic and global economy remains largely unchanged.

1              Reflects information available as of February 8, 2018, unless otherwise indicated.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Table 3.1 British Columbia Economic Indicators

	Third Quarter	Fourth Quarter	Annual
	Jul. to Sep. 2017	Oct. to Dec. 2017	Jan. to Dec. 2017
Data seasonally adjusted unless	change from	change from	change from
otherwise noted	Apr. to Jun. 2017	Jul. to Sep. 2017	Jan. to Dec. 2016
Per cent change
Employment	+0.3	+0.2	+3.7	*
Manufacturing shipments[1]	+0.7	+2.6	+7.7
Exports	-5.1	+2.4	+13.0	*
Retail sales[1]	+2.0	+2.1	+9.7
Housing starts	-6.8	+23.5	+4.4	*
Non-residential building permits	+5.9	+12.3	+24.0	*

* annual non-seasonally adjusted data

1 data to November

An average of six private sector forecasters2 estimate that BC experienced the second strongest growth in real GDP among provinces in 2017. These private sector forecasters expect BC’s economic growth to rank near the top of the provincial rankings in 2018 and 2019.

Labour Market

BC’s labour market improved considerably in 2017 by most metrics. The unemployment rate averaged 5.1 per cent in 2017, the lowest annual average since 2008. Employment increased by 3.7 per cent in 2017, which represents the fastest annual increase since 1994. Job gains were particularly strong in the first half of 2017, with the pace of job gains moderating in the latter part of the year. Of the 87,300 net new jobs, most were in full-time employment (about 72,100 jobs). Employment gains were generally widespread with the finance, insurance, real estate, rental and leasing sector (+20,300 jobs), construction industry (+17,300 jobs), and the health care and social assistance sector (+11,900 jobs) leading employment growth. Annual employment declines were observed in the business, building and other support services industry (-2,200 jobs), the public

Chart 3.2 BC employment

2              A subset of the Economic Forecast Council that regularly forecasts economic performance in all provinces (BMO, RBC, CIBC, TD, Scotiabank, IHS Markit), as of February 8, 2018.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

administration sector (-1,800 jobs), and the forestry, fishing, mining, quarrying, oil and gas sector (-1,000 jobs). Meanwhile, BC’s labour force grew by 2.7 per cent in 2017.

Outlook

The Ministry forecasts that employment in BC will increase by 1.4 per cent in 2018 (or by approximately 33,900 jobs). In 2019, employment growth of 1.1 per cent is expected, followed by 1.0 per cent annual increases in the medium-term (2020 to 2022). The province’s unemployment rate is expected to average 5.4 per cent in 2018, before rising to 5.6 per cent in 2019 and 5.8 per cent in the medium-term.

Consumer Spending and Housing

BC retail sales increased substantially in 2017, continuing an upward trend observed over the last few years. Year-to-date to November 2017, retail sales increased by 9.7 per cent, with a strong contribution from building material and garden equipment and supplies dealers (+26.3 per cent). Sales at gasoline stations (+18.7 per cent) were supported by higher gasoline prices, while sales at motor vehicle and parts dealers (+17.8 per cent) were also notably strong. Overall, retail sales have been supported by increased tourism and strong employment growth. Other contributing factors include BC consumer confidence, which was at its highest average in a decade in 2017, and still relatively low interest rates.

Chart 3.3 BC retail sales

In 2017, BC housing starts increased 4.4 per cent to reach 43,664 units, the highest annual level in data going back to 1955. In January 2018, construction continued at a similar pace, with 43,877 annualized housing starts. Multiple-unit housing starts increased 5.9 per cent in 2017, while single-unit housing starts increased just 0.6 per cent. The value of residential building permits issued, a leading indicator of new home construction, rose 15.3 per cent in 2017.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Chart 3.4 BC housing starts

The number of BC homes sold declined 7.5 per cent in 2017, following record-high activity in 2016. There was regional variation in home sales, which increased in four of twelve regions (the Kootenay, Kamloops, Northern Lights and BC Northern regions). The number of new listings in BC contracted 4.3 per cent last year, resulting in a low inventory of houses for sale, which put upward pressure on prices. The average home price in BC grew 2.7 per cent in 2017, its slowest rate in five years. By region, price gains were led by the Victoria market, while condominium prices in Greater Vancouver rose at an elevated pace.

Chart 3.5 BC housing market activity

In terms of non-residential construction, the value of non-residential building permits increased 24.0 per cent in 2017. Industrial permits rose sharply (+46.4 per cent), as did institutional and governmental permits (+42.1 per cent), while commercial permits (+12.8 per cent) increased at a more moderate pace.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Outlook

The Ministry forecasts real household consumption of goods and services to increase by 3.0 per cent in 2018 and 2.7 per cent annually from 2019 to 2022. In 2017, real household consumption grew by an estimated 5.2 per cent.

The Ministry expects nominal retail sales to rise 4.3 per cent in 2018, 3.8 per cent in 2019 and 3.7 per cent annually over the medium-term.

Rising interest rates and stricter mortgage rules may weigh on the housing market going forward. The Ministry forecasts home sales to decrease in value by 3.1 per cent in 2018 due to slower sales activity, before rising by 0.5 per cent in 2019, and averaging annual growth of around 2.6 per cent in the medium-term. Meanwhile, the average home price is expected to increase moderately over the forecast horizon. In terms of residential construction activity, the Ministry is expecting a moderation from the high levels observed recently, and is forecasting housing starts to total approximately 32,000 units in 2018, around 30,000 units in 2019, and around 29,500 units annually in the medium-term.

Business and Government

Real business investment increased by an estimated 4.1 per cent in 2017, primarily driven by growth in residential investment. The non-residential structures and machinery and equipment categories are estimated to have increased moderately, while real business investment in intellectual property is estimated to have declined for the fourth consecutive year.

Real expenditure on goods and services by all levels of government is estimated to have increased by 4.4 per cent in 2017.

Outlook

Looking ahead, real business investment is projected to grow by 4.7 per cent in 2018, with gains expected in all categories (residential, non-residential, machinery and equipment, and intellectual property). Real business investment is anticipated to grow by 4.0 per cent in 2019 and by around 3.6 per cent annually in the medium-term.

Real expenditure on goods and services by all levels of government is forecast to decrease by 1.6 per cent in 2018, increase by 0.3 per cent in 2019 and increase by around 0.2 per cent annually over the medium-term.

Following estimated growth of 11.2 per cent in 2017, the Ministry expects the net operating surplus of corporations (an approximation of corporate profits) to increase by 5.5 per cent in 2018, by 3.3 per cent in 2019, and by around 3.3 per cent annually in the medium-term.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

External Trade and Commodity Markets

Despite some moderation in recent months, BC exports grew by 13.0 per cent in 2017. Energy exports were significantly higher in 2017 than the depressed levels observed in the first half of 2016 when energy prices were particularly low. Natural gas exports increased 44.4 per cent and coal exports rose 55.5 per cent. Metallic mineral product exports also generally benefited from higher prices, though copper exports declined 3.3 per cent. Pulp exports increased 15.6 per cent, while exports of softwood lumber declined by 0.7 per cent in 2017 due to a decline in the volume exported, despite elevated lumber prices. The volume of softwood lumber exported to BC’s two largest trading partners, the US and China, declined in 2017. However, total goods exports to the US increased by 7.0 per cent in 2017, while goods exports to the rest of the world rose 20.0 per cent.

BC’s manufacturing shipments increased 7.7 per cent year-to-date to November 2017, with notable increases in the shipments of primary metals and wood products. Shipments of computer and electronic products as well as printing and related support activities fell.

Chart 3.6 BC exports

Commodity prices increased in 2017 for the most part, supported by greater global demand and some supply constraints. The price of Western spruce-pine-fir (SPF) 2x4 lumber averaged $410 US/000 board feet in 2017, an increase of 33.2 per cent from the previous year. In recent weeks, the price of SPF lumber surpassed $500 US/000 board feet for the first time in over twenty years. The price of pulp averaged $894 US/tonne in 2017, an increase of 11.3 per cent. In recent months, the price of pulp surpassed the $1,000 US/tonne mark for the first time since July 2011.

The West Texas Intermediate crude oil price averaged $50.96 US/barrel in 2017, an increase of 17.9 per cent from the previous year. So far in 2018, the price of oil has been above $60.00 US/barrel. Key factors supporting oil prices include supply restraint from the Organization of Petroleum Exporting Countries and greater geopolitical uncertainty. The plant inlet price of natural gas averaged $1.10 C/GJ in 2017, an increase of 10.4 per cent from the previous year. However, since July 2017 the monthly plant inlet price of natural gas has been under $1.00 C/GJ.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Metal prices have generally increased, consistent with the upward trend in other commodity prices. The prices of copper, molybdenum, lead, and zinc all recorded double-digit percentage increases in 2017, while gold and silver prices were relatively unchanged.

Outlook

Real exports of goods and services are estimated to have increased by 2.1 per cent in 2017. Growth of 2.6 per cent is expected in 2018, followed by growth of 1.4 per cent in 2019 and around 1.6 per cent annually over the medium-term. The uncertainty surrounding US trade policy, the potential for a slowdown in external demand, and exchange rate uncertainty could weigh on BC’s exports.

The price of lumber is projected to average $403 US/000 board feet in 2018 and $373 US/000 board feet in 2019, before moderating to around $333 US/000 board feet over the medium-term. As for natural gas, the plant inlet price is expected to average $1.08 C/GJ in 2018/19, $1.17 C/GJ in 2019/20, and $1.39 C/GJ in 2020/21. As commodity prices can be volatile, the outlook is subject to considerable uncertainty.

Demographics

BC’s population on July 1, 2017 was 4.82 million people, 1.3 per cent higher than on the same date in 2016. Total net migration was 52,618 persons in the first nine months of 2017. Net international migration into BC totaled 43,270 people in the first nine months of 2017, up from 33,841 people in the corresponding period of 2016. Net interprovincial migration into BC was only 9,348 persons in the first nine months of 2017, down from 19,029 in the same period of 2016, partly due to slowing net migration from Alberta.

Outlook

The forecast calls for BC’s July 1st population to increase by 1.1 per cent in 2018, followed by average growth of about 1.2 per cent annually in 2019 and over the medium-term.

Total net migration of about 46,400 persons is expected in 2018, with roughly three-quarters from international sources and about one-quarter from other provinces. Net migration is projected to be around 48,800 persons in 2019 and between 51,100 and 53,400 persons annually over the medium-term.

Inflation

Consumer price inflation in BC was 2.1 per cent in 2017, the highest rate of inflation in six years. The increase in consumer prices was broad based among most categories, including a notable increase in gasoline prices (+12.0 per cent). However, prices for clothing and footwear decreased slightly. Compared to the country as a whole, BC’s rate of inflation exceeded Canada’s in every month in 2017.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Chart 3.7 BC inflation

Outlook

Consumer price inflation in BC is forecast to be 2.0 per cent annually throughout the forecast period. For Canada, the annual rate of inflation is also assumed to be 2.0 per cent (the Bank of Canada’s inflation target) over the entire forecast period.

Risks to the Economic Outlook

Risks to BC’s economic outlook continue to be weighted to the downside. The main risks to the current outlook include the following:

•             uncertainty regarding US fiscal and trade policy, particularly with respect to the softwood lumber dispute and the North American Free Trade Agreement renegotiations;

•             potential for monetary policy tightening to increase the cost of borrowing and dampen economic momentum;

•             potential for a slowdown in domestic economic activity;

•             potential for slower economic activity in Asia, particularly as China transitions into a consumer-driven economy, resulting in weaker demand for BC’s commodity exports;

•             the risk that Europe’s economic recovery is disrupted as it faces the challenges of the UK exiting the European Union and elevated sovereign debt; and

•             exchange rate and commodity price uncertainty.

External Outlook

United States

The US economy grew by 2.3 per cent in 2017, following modest growth in the previous year. Since the 2008-2009 recession, the US economy has experienced annual economic growth of 2.2 per cent on average, with annual growth ranging between 1.5 per cent and 2.9 per cent. Consumer spending made a large contribution to US economic growth in 2017, while non-residential investment and exports also contributed to the headline figure. There was little change in government spending.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Chart 3.8 US economic growth

The US labour market continued its lengthy streak of monthly job gains, though the annual pace of job gains moderated somewhat. US employment increased by 1.6 per cent in 2017, following growth of 2.1 per cent and 1.8 per cent in 2015 and 2016, respectively. The unemployment rate fell to 4.4 per cent in 2017, its lowest annual rate since 2000. While close to 40-year lows, the labour force participation rate has stabilized in recent years to around 63 per cent. Wages grew by 2.7 per cent in 2017, marking the fourth year of accelerating wage growth.

US housing construction continued to make modest gains in 2017. There were 1.20 million housing starts in 2017, up 2.4 per cent from 2016, and the highest level of annual housing starts since 2007. Following last summer’s hurricanes, US housing starts were supported by rebuilding efforts. Residential building permits increased 4.7 per cent in 2017, faster than housing starts. US new home sales increased 8.3 per cent in 2017 while existing home sales increased 1.1 per cent. Meanwhile, new and existing home prices rose 5.8 per cent and 4.8 per cent, respectively.

Chart 3.9   US housing starts

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

US retail sales increased 4.2 per cent in 2017, with particular strength in the e-commerce component. Sales at gasoline stations declined for six straight months beginning in February 2017, then rose in the final five months of the year, reflecting variation in gasoline prices. Meanwhile, US consumer confidence reached a 17-year high, reflecting a low unemployment rate and gains in the stock market in 2017.

Outlook

Consensus Economics (Consensus) forecasters have upgraded their projections for US economic growth in 2018. The January 2018 Consensus survey forecasts 2.7 per cent US real GDP growth in 2018, up from previous projections (see Chart 3.10). For 2019, the January 2018 Consensus forecasts growth to slow to 2.4 per cent.

Chart 3.10 Consensus outlook for the US in 2018

US tax reform is expected to provide some short-term support to US economic growth, by encouraging investment. However, headwinds like slowing productivity have been identified by some analysts (including at the US Federal Reserve) as a long-term challenge facing the US economy. In recognition of uncertainty regarding the US outlook, the Ministry’s assumptions for US growth are lower than the January 2018 Consensus. The Ministry assumes that US real GDP will expand by 2.4 per cent in 2018, 2.1 per cent in 2019 and 1.9 per cent annually over the remainder of the forecast horizon.

Table 3.2 US Real GDP Forecast: Consensus versus Ministry of Finance

	2018	2019
	Per cent change in real GDP
Ministry of Finance	2.4	2.1
Consensus Economics (January 2018)	2.7	2.4

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Canada

The Canadian economy has slowed following strong growth in the first two quarters of 2017. Canadian real GDP registered annualized growth of 1.7 per cent in the July to September quarter of 2017, after 4.3 per cent annualized growth in the prior quarter. Weaker exports contributed to the slowdown. Furthermore, residential investment peaked in the January to March quarter of 2017 and subsequently declined. Altogether, Canadian real GDP increased 2.9 per cent year-to-date to the July to September quarter of 2017, led by household consumption (+3.7 per cent). Year-to-date growth of business investment has been modest (+1.0 per cent), after annual declines in recent years.

Chart 3.11 Canadian economic growth

The labour market was a bright spot in the Canadian economy in 2017. Employment increased 1.9 per cent in 2017, the fastest annual growth since 2007, alongside the lowest annual unemployment rate (6.3 per cent) since 2008. However, wage growth was modest at 1.7 per cent, a slower increase than in the previous two years.

Canadian home sales fell 4.0 per cent in 2017, partly because the Ontario market cooled in the spring of 2017 following the implementation of targeted provincial policy measures. Meanwhile, the average Canadian home price increased 4.1 per cent in 2017 to average $510,179, while Canadian housing starts increased 11.0 per cent to 219,763 units.

Other Canadian economic indicators generally showed improvement in 2017. Canadian retail sales increased 6.8 per cent year-to-date to November 2017 alongside rising consumer confidence. However, Canadian household debt averaged 172 per cent of disposable income in the first three quarters of 2017, up from an average of 170 per cent in the first three quarters of 2016. Canadian merchandise exports increased 6.9 per cent in 2017, driven by energy exports (which benefited from higher energy prices). Shipments of Canadian manufactured goods were up 6.1 per cent year-to-date to November, led by growth in the petroleum and coal, food, and machinery categories. Transportation equipment manufacturing (which accounts for about a fifth of Canadian manufacturing) declined year-to-date, as there were shutdowns at some assembly plants in Ontario due to maintenance and a strike.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Canada’s population on July 1, 2017 was 1.2 per cent higher than on the same date in 2016. In recent quarters, Canadian population growth has picked up somewhat, due to higher immigration.

Outlook

The January 2018 Consensus estimates that Canadian real GDP grew by 3.0 per cent in 2017. Looking ahead, Canadian economic growth is expected to slow. For 2018, growth of 2.1 per cent is expected, followed by 1.8 per cent growth in 2019.

Chart 3.12 Consensus outlook for Canada in 2018

The Canadian economic outlook is clouded by uncertainty around Canada-US trade policy (especially the North American Free Trade Agreement renegotiations and the softwood lumber dispute), as well as the potential impact of stricter mortgage rules and higher interest rates. Additionally, according to the Bank of Canada, the Canadian economy will face headwinds from slowing labour supply in the coming years due to aging demographics, notwithstanding higher immigration. Accordingly, the Ministry’s outlook is lower than the Consensus and assumes that the Canadian economy will expand by 1.8 per cent in 2018, followed by 1.7 per cent annual growth in 2019 and over the medium-term.

Table 3.3   Canadian Real GDP Forecast: Consensus versus Ministry of Finance

	2018	2019
	Per cent change in real GDP
Ministry of Finance	1.8	1.7
Consensus Economics (January 2018)	2.1	1.8

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Asia

China’s economy strengthened in 2017, expanding by 6.9 per cent, following 6.7 per cent growth in 2016. China’s nominal exports rose strongly (+10.8 per cent), benefiting from improved global demand, while industrial production advanced 6.6 per cent. The government of China is taking measures to address financial risks. Consequently, credit growth moderated in 2017 and property price growth in China has cooled somewhat, although debt levels remain high.

In Japan, economic growth has improved modestly following annual growth of just 0.9 per cent in 2016. Japan’s economy expanded by 1.7 per cent year-to-date to the July to September quarter of 2017, supported by gains in exports and household consumption. Unemployment in Japan is low, and a declining population has led to labour shortages. Consumer price inflation remains subdued, with Japan’s inflation rate at 1.0 per cent in December 2017, well below the Bank of Japan’s target of 2.0 per cent. In recognition of ongoing challenges, monetary policy in Japan remains highly accommodative, although in January 2018 the Bank of Japan reduced some of its monthly asset purchases.

Outlook

The January 2018 Consensus forecasts China’s real GDP to grow by 6.5 per cent in 2018 and 6.3 per cent in 2019. The government of China’s policies around reducing financial risk and curbing pollution may constrain economic growth in the near-term. As such, the Ministry assumes that China’s real GDP will expand by 6.3 per cent in 2018, 6.0 per cent in 2019, and 5.8 per cent annually over the medium-term.

The January 2018 Consensus forecasts that Japan’s economy will expand by 1.4 per cent in 2018 and 1.1 per cent in 2019. The Ministry assumes that Japan’s real GDP will increase by 1.2 per cent in 2018, 0.9 per cent in 2019, and 0.8 per cent annually over the medium-term.

Europe

The euro zone economy has gradually built some momentum. Euro zone real GDP increased 2.5 per cent in 2017, following 1.8 per cent growth in the previous year. Industrial production expanded solidly, while manufacturing growth was strong. The European Commission’s economic sentiment index of consumer and business confidence in the euro zone rose in 2017 to its highest level since 2000. Unemployment rates declined year-over-year in all euro zone countries, but ranged widely in October 2017, from 3.7 per cent in Germany to 20.7 per cent in Greece. The debt-to-GDP ratios of euro zone governments generally declined in the third quarter of 2017, but remained high in several countries, such as Italy (134.1 per cent) and Portugal (130.8 per cent).

Monetary policy in the euro zone remains highly accommodative, despite some tightening. In January 2018, the European Central Bank (ECB) reduced its monthly asset purchases by half, but intends to continue monthly asset purchases of 30 billion euros until at least September 2018. The ECB will monitor whether inflation moves towards the ECB’s target of “below, but close to, 2.0 per cent”. Euro zone inflation has ranged between 1.3 per cent and 1.5 per cent since May 2017.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

In contrast to other major economies, the UK’s economic performance weakened in 2017. The UK economy expanded 1.8 per cent in 2017, its slowest annual pace in five years. Uncertainty is taking a toll on investment as the UK prepares to exit the European Union.

Outlook

The January 2018 Consensus forecasts the euro zone economy to expand by 2.2 per cent in 2018 and 1.8 per cent in 2019. The euro zone economy still faces significant challenges such as elevated sovereign debt and the UK’s exit from the European Union. Therefore, the Ministry assumes that the euro zone’s economy will grow by 1.9 per cent in 2018, 1.4 per cent in 2019, and 1.3 per cent annually over the medium-term.

Financial Markets

Interest Rates

On January 17, 2018, the Bank of Canada raised its target for the overnight interest rate to 1.25 per cent, noting that employment growth had been strong. The January rate hike was the third 0.25 percentage point increase since July 2017, and as such consumer interest rates have risen in recent months. For example, in January 2018 the benchmark posted rate on a five-year fixed mortgage from the chartered banks was 5.14 per cent, the highest since February 2014.

The US Federal Reserve raised the federal funds target rate three times in 2017. With a total of five rate hikes since 2015, the federal funds rate is now set in the 1.25 per cent to 1.50 per cent range. Market interest rates have increased, although less so for long-term rates than for short-term rates. In October 2017, the Federal Reserve introduced a policy to gradually reduce the amount of assets it holds, a move that will put some upward pressure on long-term market interest rates.

Chart 3.13      Interest rate forecasts

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Outlook

Both the Bank of Canada and the US Federal Reserve are expected to continue tightening monetary policy. Based on the average of six private sector forecasts as of January 2, 2018, the Ministry anticipates that the Bank of Canada will increase the overnight target rate to average 1.3 per cent in 2018 and then average 2.1 per cent in 2019.

The same six private sector forecasters expect the US federal funds rate to average 1.7 per cent in 2018 and 2.3 per cent in 2019.

The Canadian three-month Treasury bill interest rate is expected to average 1.3 per cent in 2018 and 2.1 per cent in 2019, according to the same six private sector forecasters. Meanwhile, the ten-year Government of Canada bond rate is forecast at 2.3 per cent in 2018 and 2.8 per cent in 2019 on average.

Table 3.4 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2018	2019	2018	2019
IHS Markit	1.4	2.4	2.3	2.9
CIBC	1.1	na	2.2	na
BMO	1.4	2.2	2.2	2.8
Scotiabank	1.3	2.1	2.2	2.6
TD	1.4	1.9	2.3	2.7
RBC	1.2	2.1	2.4	3.0
Average (as of January 2, 2018)	1.3	2.1	2.3	2.8

Exchange Rate

The Canadian dollar averaged 77.0 US cents in 2017 and fluctuated around 80.0 US cents early in 2018. On February 8, 2018, the Canadian dollar was 79.5 US cents. Recently, the exchange rate has been subject to a variety of opposing influences, including higher oil prices and trade policy uncertainty.

Chart 3.14 Private sector expectations for the Canadian dollar

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Outlook

Based on the average of six private sector forecasts as of January 2, 2018, the Ministry assumes the Canadian dollar will average 78.3 US cents in 2018 and 79.7 US cents in 2019.

Table 3.5 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2018	2019
IHS Markit	79.1	79.6
CIBC	76.3	na
BMO	77.6	79.4
Scotiabank	78.9	81.0
TD	80.5	80.1
RBC	77.6	79.4
Average (as of January 2, 2018)	78.3	79.7

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Table 3.6.1 Gross Domestic Product (GDP): British Columbia

			Forecast
	2016	2017 [e]	2018	2019	2020	2021	2022

Gross Domestic Product at Market Prices:
– Real (chained 2007 $ billions)	240.8	248.9	254.8	260.0	265.1	270.4	275.8
(% change)	3.5	3.4	2.3	2.0	2.0	2.0	2.0
– Nominal (current prices, $ billions)	263.7	279.4	291.7	303.3	315.3	327.7	340.6
(% change)	4.8	5.9	4.4	4.0	3.9	3.9	3.9
– GDP price deflator (2007 = 100)	109.5	112.2	114.5	116.7	118.9	121.2	123.5
(% change)	1.2	2.5	2.0	1.9	1.9	1.9	1.9
Real GDP per person (chained 2007 $)	50,618	51,674	52,328	52,784	53,200	53,599	54,015
(% change)	2.1	2.1	1.3	0.9	0.8	0.7	0.8
Real GDP per employed person
(% change)	0.3	-0.3	1.0	0.9	1.0	0.9	0.9
Unit labour cost[1] (% change)	0.3	2.4	1.9	2.0	1.9	1.9	1.9

Components of Real GDP at Market Prices (chained 2007 $ billions)
Household expenditure on goods and services	150.9	158.7	163.5	167.8	172.4	177.1	181.8
(% change)	3.2	5.2	3.0	2.7	2.7	2.7	2.7
– Goods	62.2	67.1	68.9	70.4	71.9	73.5	75.0
(% change)	4.0	7.9	2.6	2.2	2.1	2.1	2.1
– Services	88.6	91.6	94.6	97.4	100.5	103.6	106.8
(% change)	2.7	3.3	3.3	3.0	3.1	3.1	3.1
NPISH[2] expenditure on goods and services	3.6	3.6	3.7	3.7	3.7	3.7	3.8
(% change)	1.4	0.8	1.2	0.7	0.6	0.6	0.6
Government expenditure on goods and services	40.5	42.3	41.6	41.7	41.8	41.9	42.0
(% change)	2.5	4.4	-1.6	0.3	0.1	0.2	0.2
Investment in fixed capital	53.8	56.7	59.1	61.2	63.0	64.5	66.4
(% change)	3.6	5.5	4.3	3.6	2.8	2.4	3.0
Final domestic demand	248.5	261.0	267.5	274.1	280.4	286.6	293.3
(% change)	3.2	5.0	2.5	2.5	2.3	2.2	2.3
Exports of goods and services	94.7	96.7	99.2	100.6	102.2	103.8	105.4
(% change)	1.9	2.1	2.6	1.4	1.5	1.6	1.6
Imports of goods and services	101.9	107.7	111.0	113.7	116.5	119.2	122.2
(% change)	1.0	5.6	3.1	2.5	2.4	2.3	2.5
Inventory change	0.8	0.1	0.1	0.1	0.1	0.1	0.1
Statistical discrepancy	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1
Real GDP at market prices	240.8	248.9	254.8	260.0	265.1	270.4	275.8
(% change)	3.5	3.4	2.3	2.0	2.0	2.0	2.0

1     Unit labour cost is the nominal cost of labour incurred to produce one unit of real output.

2     Non-profit institutions serving households.

e      Ministry of Finance estimate.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Table 3.6.2 Selected Nominal Income and Other Indicators: British Columbia

				Forecast
	2016	2017		2018	2019	2020	2021	2022
Compensation of employees[1] ($ millions)	128,559	136,088	[e]	141,973	147,794	153,568	159,602	165,859
(% change)	3.8	5.9		4.3	4.1	3.9	3.9	3.9
Household income ($ millions)	232,309	244,041	[e]	253,944	263,734	273,640	283,907	294,570
(% change)	4.6	5.1		4.1	3.9	3.8	3.8	3.8
Net operating surplus ($ millions)	29,171	32,441	[e]	34,233	35,374	36,534	37,690	39,025
(% change)	9.8	11.2		5.5	3.3	3.3	3.2	3.5
Retail sales ($ millions)	76,885	84,173	[e]	87,776	91,095	94,449	97,935	101,524
(% change)	7.4	9.5		4.3	3.8	3.7	3.7	3.7
Housing starts (units)	41,843	43,664		31,965	30,008	29,467	29,493	29,481
(% change)	33.1	4.4		-26.8	-6.1	-1.8	0.1	0.0
Residential sales ($ millions)	77,550	73,630		71,350	71,686	73,307	75,313	77,455
(% change)	18.8	-5.1		-3.1	0.5	2.3	2.7	2.8
Consumer price index (2002 = 100)	122.4	125.0		127.5	130.2	132.8	135.5	138.3
(% change)	1.8	2.1		2.0	2.0	2.0	2.0	2.0

1     Domestic basis; wages, salaries and employers’ social contributions.

e      Ministry of Finance estimate.

Table 3.6.3 Labour Market Indicators: British Columbia

				Forecast
	2016	2017		2018	2019	2020	2021	2022
Population (thousands at July 1)	4,758	4,817		4,869	4,925	4,984	5,044	5,105
(% change)	1.3	1.3		1.1	1.2	1.2	1.2	1.2
Net migration (thousands)
– International[1,4]	33.7	34.5	[e]	34.9	36.8	39.1	40.1	41.4
– Interprovincial[4]	22.5	10.8	[e]	11.5	12.0	12.0	12.0	12.0
– Total	56.2	45.3	[e]	46.4	48.8	51.1	52.1	53.4
Labour force population[2] (thousands)	3,931	3,980		4,023	4,072	4,121	4,172	4,225
(% change)	1.4	1.2		1.1	1.2	1.2	1.2	1.3
Labour force (thousands)	2,532	2,601		2,643	2,679	2,713	2,742	2,771
(% change)	3.0	2.7		1.6	1.4	1.3	1.1	1.1
Participation rate[3] (%)	64.4	65.3		65.7	65.8	65.8	65.7	65.6
Employment (thousands)	2,380	2,467		2,501	2,529	2,555	2,582	2,609
(% change)	3.2	3.7		1.4	1.1	1.0	1.0	1.0
Unemployment rate (%)	6.0	5.1		5.4	5.6	5.8	5.8	5.8

1     International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

2     The civilian, non-institutionalized population 15 years of age and over.

3     Percentage of the labour force population in the labour force.

4     Components may not sum to total due to rounding.

e      BC Stats estimate.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Table 3.6.4 Major Economic Assumptions

				Forecast
	2016	2017		2018	2019	2020	2021	2022
Real GDP
Canada (chained 2007 $ billions)	1,801	1,854	[e]	1,887	1,919	1,952	1,985	2,019
(% change)	1.4	2.9		1.8	1.7	1.7	1.7	1.7
US (chained 2009 US$ billions)	16,716	17,093		17,503	17,870	18,210	18,556	18,909
(% change)	1.5	2.3		2.4	2.1	1.9	1.9	1.9
Japan (chained 2011 Yen trillions)	522	531	[e]	538	543	547	551	556
(% change)	0.9	1.7		1.2	0.9	0.8	0.8	0.8
China (constant 2010 US$ billions)	9,504	10,160		10,800	11,448	12,112	12,815	13,558
(% change)	6.7	6.9		6.3	6.0	5.8	5.8	5.8
Euro zone[1] (chained 2010 Euro billions)	10,094	10,344		10,541	10,689	10,827	10,968	11,111
(% change)	1.8	2.5		1.9	1.4	1.3	1.3	1.3
Industrial production index (% change)
US	-1.2	2.0		2.2	2.1	1.9	1.9	1.9
Japan	-0.3	4.5		2.0	1.3	0.8	0.8	0.8
China	6.0	6.6		5.6	5.2	5.0	5.0	5.0
Euro zone[1]	1.5	2.7	[e]	2.1	1.4	1.3	1.3	1.3
Housing starts[2] (thousands)
Canada	198	220		185	180	180	180	180
(% change)	1.2	11.0		-15.8	-2.7	0.0	0.0	0.0
US	1,174	1,202		1,200	1,200	1,200	1,200	1,200
(% change)	5.6	2.4		-0.2	0.0	0.0	0.0	0.0
Japan	967	965		900	880	880	880	880
(% change)	6.4	-0.3		-6.7	-2.2	0.0	0.0	0.0
Consumer price index
Canada (2002 = 100)	128.4	130.4		133.0	135.7	138.4	141.1	144.0
(% change)	1.4	1.6		2.0	2.0	2.0	2.0	2.0
Canadian interest rates (%)
3-month treasury bills	0.5	0.7		1.3	2.1	2.4	2.7	3.3
10-year government bonds	1.3	1.8		2.3	2.8	3.1	3.4	4.0
United States interest rates (%)
3-month treasury bills	0.3	0.9		1.6	2.2	2.4	2.7	3.1
10-year government bonds	1.8	2.3		2.7	3.1	3.4	3.7	4.1
Exchange rate (US cents / Canadian $)	75.4	77.0		78.3	79.7	79.6	80.1	80.8
British Columbia goods and services
Export price deflator (% change)	1.6	4.5	[e]	3.3	2.8	2.8	2.7	2.7

1     Euro zone (19) is Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

2     British Columbia housing starts appear in Table 3.6.2.

e      Ministry of Finance estimate.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

The Economic Forecast Council, Budget 2018

Introduction

In accordance with the Budget Transparency and Accountability Act, the Minister of Finance, in preparing the provincial budget, consults the Economic Forecast Council (the Council or EFC) on British Columbia’s economic outlook. The 13-member Council is comprised of leading economists from several of Canada’s major banks and private research institutions.

The most recent meeting between the Minister and the Council occurred on December 1, 2017, with Council members presenting their estimates for economic performance in 2017 as well as their forecasts for 2018 and beyond. The main topics discussed by the Council included: BC’s labour and housing markets; the benefits of immigration to the province; opportunities for investment in transportation infrastructure and technological innovation; monetary policy; and uncertainty over potential US trade and fiscal policies.

Subsequent to the December meeting, participants were invited to submit revised forecasts up to January 9, 2018 (nine of the thirteen members chose to revise). Forecast details from the Council’s surveys are summarized in the table at the end of this topic box.

British Columbia Outlook

On average, the Council estimates that BC’s economic growth in 2017 was 3.4 per cent, up 0.4 percentage points from the Council’s previous forecast average in

Chart 1 — EFC Outlook for BC

July 2017. Members now forecast BC’s economy to grow by 2.5 per cent in 2018 and by 2.2 per cent in 2019, followed by average growth of 2.1 per cent annually from 2020 to 2022. This represents upward revisions to the Council’s real GDP outlook for 2017 and 2018 compared to their July 2017 projections, while their forecast for economic growth in 2019 was unchanged. The Council’s medium-term outlook is slightly lower compared to the July 2017 survey (see Chart 1). This is consistent with previous surveys where medium-term expectations have been lowered to reflect an anticipated reduction in productive capacity in BC and globally, in part due to aging demographics.

Council members, on average, estimate that BC’s economic growth outpaced Canada’s in 2017 and expect BC’s economy to continue to grow faster than the national average throughout the forecast horizon (see Chart 2).

Chart 2 — EFC Outlook for BC and Canada

The Council noted the recent strength of BC’s economy — as evidenced by three consecutive years of noteworthy real GDP growth — and remain optimistic about BC’s economic outlook over the near-term. Participants expect BC’s economy to moderate over the medium-term, supported by solid fundamentals such as steady employment growth, consumer activity, and population growth.

The Council discussed BC’s housing market outlook and generally expect activity to moderate somewhat from the elevated levels experienced in recent years. However, participants agreed that housing affordability

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

remains a concern. As such, improving commuting infrastructure, streamlining permitting processes in conjunction with local governments, and densification were identified as some of the key components to address affordability. Several members noted that a combination of higher interest rates and tighter federal and provincial policy measures may temporarily dampen demand. In addition, some participants recommended addressing foreign ownership, speculative activity, and vacant properties. Overall, the Council said that risks to the provincial housing outlook are tilted to the downside but reiterated that BC’s housing market is supported by fundamentals, broadly aligning with household formation.

The Council acknowledged heightened uncertainty regarding the extent to which potentially restrictive US trade policies may weigh on BC’s export sector. However, several members expected that stronger commodity prices, a favourable exchange rate, and steady US growth will likely provide some positive offset. Furthermore, a few members added that BC’s diversified export market will help counterbalance the challenges faced by some of BC’s resource sectors.

Other topics discussed by Council members included maintaining a high standard of living across the province, increasing the minimum wage, the importance of attracting and retaining talent through immigration, and the potential for expanding BC’s natural resource sector. The Council also noted BC’s strong fiscal position compared to other provinces and discussed opportunities for infrastructure development and capital investment.

Canadian Outlook

The Council estimates that the Canadian economy expanded by 3.0 per cent in 2017, and projects real GDP growth of 2.2 per cent in 2018, easing to 1.8 per cent growth in 2019. The Council is calling for the Canadian economy to expand, on average, by 1.7 per cent annually during the 2020 to 2022 period, 0.1 percentage point lower compared to the July 2017 medium-term forecast.

Most members expect real GDP growth in Canada to lag behind BC in the coming years, citing BC’s potential for slightly stronger population and labour force growth compared to the national average.

International Outlook

On average, Council members estimate that US real GDP increased by 2.3 per cent in 2017 and are calling for 2.5 per cent growth in 2018, followed by 2.1 per cent growth in 2019. The Council expects that the US economy will expand by 1.9 per cent annually over the medium-term, down 0.1 percentage point compared to its July 2017 projection.

British Columbia Economic Forecast Council:

Summary of BC real GDP forecasts, annual per cent change

					Average
Participant	Organization	2017	2018	2019	2020-22
Robert Kavcic	Bank of Montreal[1]	3.8	2.5	2.1	2.2
Cameron Muir	BC Real Estate Association[1]	3.8	2.8	2.5	2.5
Ken Peacock	Business Council of BC	3.1	2.3	2.4	2.2
Helmut Pastrick	Central 1 Credit Union[1]	3.8	3.1	2.8	2.5
Avery Shenfeld	CIBC[1]	3.2	2.2	1.5	1.8
Marie-Christine Bernard	Conference Board	2.8	2.6	2.0	2.0
Arlene Kish	IHS Markit	3.3	2.3	2.4	2.1
Sébastien Lavoie	Laurentian Bank Securities	3.3	2.3	2.3	2.0
Stéfane Marion	National Bank[1]	3.0	3.0	1.7	2.0
Paul Ferley	RBC[1]	3.2	2.2	1.9	2.0
Jean-François Perrault	Scotiabank[1]	3.5	2.5	1.8	1.8
Aaron Stokes	Stokes Economic Consulting[1]	3.8	2.5	2.9	2.0
Derek Burleton	TD1	3.3	2.7	1.8	1.9
Average		3.4	2.5	2.2	2.1
Standard Deviation		0.3	0.3	0.4	0.2

1 Updated subsequent to the December 1, 2017 meeting.

Budget and Fiscal Plan — 2018/19 to 2020/21

British Columbia Economic Review and Outlook

Participants identified rising interest rates as a potential drag on growth going forward. In addition, some members voiced expectations of lower long-term global economic growth, while a few members noted the heightened potential for geopolitical disruptions to global economic activity.

Canadian Dollar

Consistent with previous forecasts, participants submitted divergent forecasts for the value of the Canadian dollar, with estimates for 2018 ranging from 76.0 US cents to 82.4 US cents. For 2019, forecasts ranged from 76.0 US cents to 83.3 US cents and from 78.0 US cents to 83.7 US cents over the 2020 to 2022 period.

Chart 3 — EFC Outlook for the Dollar

Forecast Survey — Participants’ Opinions

All figures are based	2017		2018		2019		2020 to 2022
on annual averages	Range	Average [1]	Range	Average [1]	Range	Average [1]	Range	Average [1,2]
British Columbia
Real GDP (% change)	2.8 — 3.8	3.4(13)	2.2 — 3.1	2.5(13)	1.5 — 2.9	2.2(13)	1.8 — 2.5	2.1(13)
Nominal GDP (% change)	4.4 — 7.1	5.8(13)	4.1 — 6.1	4.6(13)	3.4 — 5.8	4.3(13)	3.8 — 4.8	4.1(13)
GDP Deflator (% change)	1.3 — 3.3	2.4(13)	1.7 — 3.0	2.1(13)	1.7 — 2.8	2.1(13)	1.8 — 2.3	2.0(13)
Real business non-residential investment (% change)	0.9 — 17.1	5.0(7)	1.4 — 10.2	4.5(7)	1.0 — 20.5	8.0(7)	-2.6 — 5.5	2.8(7)
Real business machinery and equipment investment (% change)	0.3 — 6.5	4.7(6)	-1.9 — 5.2	2.2(6)	3.0 — 19.8	8.0(6)	-0.6 — 6.4	3.7(6)
Household Income (% change)	4.3 — 7.5	5.9(9)	3.5 — 5.6	4.4(9)	3.5 — 5.4	4.1(9)	3.6 — 6.0	4.2(9)
Net Migration (thousand persons)	47.0 — 59.1	53.3(10)	46.4 — 56.9	50.6(10)	44.0 — 57.0	50.6(10)	45.0 — 56.4	49.4(10)
Employment (% change)	3.5 — 3.7	3.6(13)	1.0 — 2.5	1.7(13)	0.5 — 2.0	1.2(13)	0.5 — 1.7	1.1(13)
Unemployment rate (%)	5.1 — 5.3	5.2(13)	4.5 — 5.3	4.9(13)	4.3 — 5.5	4.9(13)	4.3 — 5.5	4.9(13)
Net operating surplus of corporations (% change)	6.0 — 55.2	16.9(7)	3.5 — 14.0	6.1(7)	2.9 — 5.8	4.6(7)	-1.0 — 5.6	3.7(7)
Housing starts (thousand units)	39.0 — 44.0	42.6(13)	34.5 — 41.2	38.3(13)	31.0 — 40.6	34.9(13)	28.0 — 38.0	32.5(13)
MLS residential unit sales (thousand units)	101.5 — 104.0	103.3(8)	94.7 — 107.9	99.1(8)	88.8 — 110.5	97.4(8)	91.0 — 116.2	101.0(8)
MLS residential average sale price ($ thousand)	704.0 — 716.0	708.7(8)	715.0 — 764.4	740.4(8)	712.0 — 795.2	760.2(8)	725.0 — 860.0	803.0(7)
Retail sales (% change)	8.0 — 9.9	9.2(11)	2.6 — 7.4	5.2(11)	1.7 — 5.9	4.4(11)	2.0 — 5.5	4.1(11)
Consumer price index (% change)	1.7 — 2.2	2.1(13)	1.5 — 2.6	2.0(13)	1.7 — 2.3	2.0(13)	1.8 — 2.4	2.0(13)
United States
Real GDP (% change)	2.1 — 2.5	2.3(13)	2.2 — 2.6	2.5(13)	1.8 – 2.3	2.1(13)	1.7 – 2.3	1.9(13)
Intended Federal Funds rate (%)	1.00 — 1.25	1.08(12)	1.30 — 2.00	1.72(12)	1.50 — 3.00	2.26(12)	1.13 — 3.08	2.54(12)
Housing starts (million units)	1.19 — 1.25	1.21(13)	1.25 — 1.36	1.29(13)	1.25 — 1.56	1.36(13)	1.10 — 1.77	1.43(13)
Canada
Real GDP (% change)	2.9 — 3.1	3.0(13)	1.9 – 2.5	2.2(13)	1.5 – 2.2	1.8(13)	1.4 – 2.1	1.7(13)
Bank of Canada overnight target rate (%)	0.69 — 0.80	0.73(12)	1.00 — 1.62	1.36(12)	1.60 — 2.38	1.97(12)	1.50 — 3.00	2.38(12)
Exchange rate (US cents/C$)	76.9 — 78.0	77.2(13)	76.0 — 82.4	78.9(13)	76.0 — 83.3	79.2(13)	78.0 — 83.7	80.3(13)
Housing starts (thousand units)	212 — 223	219(13)	187 — 215	200(13)	173 — 215	191(13)	165 — 210	189(13)
Consumer price index (% change)	1.4 — 1.8	1.6(13)	1.7 — 2.3	1.9(13)	1.9 — 2.2	2.0(13)	1.8 — 2.2	2.0(13)

1 Based on responses from participants providing forecasts. Number of respondents shown in parentheses.

2 Participants provided an average forecast for 2020 to 2022.

Budget and Fiscal Plan — 2018/19 to 2020/21

Part 4: 2017/18 UPDATED FINANCIAL FORECAST

(THIRD QUARTERLY REPORT)

Introduction

Table 4.1 2017/18 Forecast Update

	Budget	Second	Third
	2017	Quarterly	Quarterly
($ millions)	Update	Report	Report
Revenue	52,407	52,124	52,069
Expense	(51,861)	(51,834)	(51,818)
Forecast allowance	(300)	(100)	(100)
Surplus	246	190	151

Capital spending:
Taxpayer-supported capital spending	4,956	4,645	4,197
Self-supported capital spending	2,701	2,689	2,614
	7,657	7,334	6,811
Provincial Debt:
Taxpayer-supported debt	44,853	44,674	43,680
Self-supported debt	21,624	21,635	21,484
Total debt (including forecast allowance)	66,777	66,409	65,264

Taxpayer-supported debt to GDP ratio	16.2%	16.1%	15.6%
Taxpayer-supported debt to revenue ratio	87.8%	87.7%	84.3%

The third quarter fiscal outlook for 2017/18 forecasts a surplus of $151 million — $39 million lower than the projection in the second Quarterly Report. The lower outlook is largely due to significant deterioration in ICBC net income and increased Emergency Program Act spending related to wildfires, partially offset by higher revenue from taxation and fees, favourable prior year liability adjustments and lower expenses in ministries and service delivery agencies.

Other forecast changes from the second Quarterly Report discussed below include a $448 million reduction in taxpayer-supported capital spending and a $994 million decrease in taxpayer-supported debt.

Chart 4.1   2017/18 operating results — changes from second Quarterly Report

Budget and Fiscal Plan — 2018/19 to 2020/21

2017/18 Updated Financial Forecast (Third Quarterly Report)

Table 4.2 2017/18 Financial Forecast Changes

	($ millions)
2017/18 surplus — Budget 2017 Update (September 11, 2017)	246		246
2017/18 surplus — second Quarterly Report (November 28, 2017)		190

	Q2	Q3	Total
	Update	Update	Changes
Revenue changes:
Personal income tax — mainly 2016 tax assessments and higher 2017 household income	(319)	152	(167)
Corporate income tax — changes in prior-year settlement and instalments payments reflecting 2016 tax assessments	(324)	177	(147)
Property transfer tax — stronger year-to-date housing activity	175	85	260
Provincial sales tax — stronger year-to-date sales	51	36	87
Other taxation sources	(1)	12	11
Natural gas royalties — lower prices and production volumes partly offset by higher natural gas liquid royalties and savings from lower utilization of royalty programs	(67)	(25)	(92)
Coal, metals and other mineral revenue — mainly higher coal prices	54	95	149
Forests — higher overall stumpage rates partly offset by lower Crown harvest volumes	55	47	102
Other natural resources	16	(2)	14
Fees, investment earnings and miscellaneous — mainly higher agency projections	65	197	262
Health and social transfers — higher BC population share of the national total	19	—	19
Other federal government transfers — mainly advance payments under the Disaster Financial Assistance Arrangements in support of the 2017 wildfires	102	55	157
Commercial Crown agencies operating results:
ICBC — mainly increased claims costs	(139)	(932)	(1,071)
Other commercial Crown corporations — mainly stronger BCLC year-to-date activity	30	48	78
Total revenue changes	(283)	(55)	(338)
Less: expense increases (decreases):
Consolidated Revenue Fund changes:
Ministry and Legislative Assembly savings	—	(57)	(57)
Statutory spending:
Fire management costs	152	(10)	142
Extinguishment of TI Corp fiscal agency loan - due to long-term debt premiums (CRF)	216	—	216
Emergency Program Act - primarily wildfire-related costs	—	110	110
Increased compensation obligations	—	44	44
Long Term Disability Fund	—	17	17
Other statutory spending	—	(6)	(6)
Refundable tax credit transfers	(83)	28	(55)
Prior year liability adjustments	(60)	(67)	(127)
Management of public debt (net) — reflects revisions to scheduled borrowing	(12)	(29)	(41)
Spending funded by third party recoveries	(7)	(9)	(16)
Extinguishment of TI Corp fiscal agency loan - due to long-term debt premiums (TI Corp)	(216)	—	(216)
(Increase) decrease in operating transfers to service delivery agencies	(85)	35	(50)
Changes in spending profile of service delivery agencies:
School districts	—	(28)	(28)
Universities	(3)	24	21
Colleges	17	(18)	(1)
Health authorities and hospital societies	133	81	214
Other service delivery agencies	(79)	(131)	(210)
Total expense increases (decreases)	(27)	(16)	(43)
Subtotal	(256)	(39)	(295)
Reduction in forecast allowance	200	—	200
Total changes	(56)	(39)	(95)
2017/18 surplus — second Quarterly Report	190
2017/18 surplus — third Quarterly Report		151	(95)

Budget and Fiscal Plan — 2018/19 to 2020/21

2017/18 Updated Financial Forecast (Third Quarterly Report)

Revenue

Total government revenue is now forecast to be $55 million lower than the second Quarterly Report. Major changes include:

•             a $462 million improvement in taxation revenue, mainly due to higher income tax revenues resulting from an improved outlook for 2017 household income growth and stronger 2016 corporate income tax assessments, as well as higher property transfer and provincial sales taxes reflecting stronger year-to-date results;

•             a $115 million increase in natural resource revenue due to the effects of higher assumed coal prices and stumpage rates, partly offset by the impacts of lower projections for natural gas prices and production volumes;

•             a $197 million increase in revenue from fees, licences, investment earnings, and miscellaneous sources due to improvements in taxpayer-supported Crowns and SUCH sector forecasts;

•             a $55 million increase in federal government contributions, mainly reflecting increases in advance payments under the Disaster Financial Assistance Arrangements in support of costs incurred from 2017 wildfires; and

•             an $884 million decrease in commercial Crown corporation net income mainly due to a significant deterioration in the outlook for ICBC net income due to continuing increases in estimated claims costs.

Table 4.2 provides a detailed breakdown of changes in the revenue by quarter from Budget 2017 Update.

Expense

Total government spending is now forecast to be $16 million lower than the second Quarterly Report. Lower spending is due mainly to:

•             $67 million in favourable prior year liability adjustments;

•             $57 million in ministry and Legislative Assembly savings;

•             $37 million in lower service delivery agency net spending;

•             $29 million in lower interest costs mainly due to revisions to scheduled borrowing; and

•             $9 million in decreased expenses in other areas.

These reductions were partially offset by higher statutory spending:

•             $110 million increase in Emergency Program Act spending primarily related to wildfires;

•             $44 million in higher spending for compensation obligations;

•             $28 million in higher refundable tax credits; and

•             $1 million in higher other statutory spending.

Table 4.2 provides a detailed breakdown of changes in the operating results by quarter from Budget 2017 Update.

Budget and Fiscal Plan — 2018/19 to 2020/21

2017/18 Updated Financial Forecast (Third Quarterly Report)

Contingencies

Budget 2017 Update included a Contingencies vote allocation of $600 million in 2017/18 to help manage unexpected costs and pressures including funding for increases in demand driven programs as well as fund priority initiatives. The Contingencies forecast is unchanged in the third Quarterly Report forecast, and includes the $50 million for Indigenous languages.

Government Employment (FTEs)

Full-time equivalent (FTE) staff utilization in core government ministries for 2017/18 is relatively unchanged from the second Quarterly Report. Further details on FTEs are provided in Table A13 in the appendix.

Provincial Capital Spending

Capital spending is projected to total $6.8 billion in 2017/18 — $523 million lower than the forecast in the second Quarterly Report (see Table 4.3).

The forecast for taxpayer-supported capital spending is $448 million lower than in the second Quarterly Report, mainly due to changes in the timing of capital project spending in the health, transportation, social housing and post-secondary sectors.

Self-supported capital spending is expected to be $75 million lower than the forecast in the second Quarterly Report, mainly due to lower capital spending by BC Hydro and the Liquor Distribution Branch.

Table 4.3   2017/18 Capital Spending Update

	($ millions)
2017/18 capital spending — Budget 2017 Update (September 11, 2017)	7,657		7,657
2017/18 capital spending — second Quarterly Report (November 28, 2017)		7,334

	Q2	Q3	Total
	Update	Update	Changes
Taxpayer-supported changes:
Changes to timing of capital spending:
Schools (K-12)	(82)	4	(78)
Transportation sector	(189)	(144)	(333)
Post-secondary projects	—	(106)	(106)
Social housing capital projects	—	(105)	(105)
Capital spending in health	—	(80)	(80)
Other	(40)	(17)	(57)
Total taxpayer-supported	(311)	(448)	(759)
Self-supported changes:
Changes to timing of capital spending (BC Hydro, BC Rail and Liquor Distribution Branch)	(12)	(69)	(81)
Other	—	(6)	(6)
Total self-supported	(12)	(75)	(87)
Total changes	(323)	(523)	(846)
2017/18 capital spending — second Quarterly Report	7,334
2017/18 capital spending — third Quarterly Report		6,811	6,811

Budget and Fiscal Plan — 2018/19 to 2020/21

2017/18 Updated Financial Forecast (Third Quarterly Report)

Provincial Debt

The provincial debt, including the $100 million forecast allowance, is projected to total $65.3 billion by the end of the fiscal year — $1,145 million lower than the projection in the second Quarterly Report.

Taxpayer-supported debt is projected to be $43.7 billion — $994 million lower than the projection in the second Quarterly Report. The decrease is mainly due to higher operating results ($728 million) at the CRF level and lower borrowing requirements ($266 million) for capital spending due to capital project scheduling changes.

Self-supported debt is projected to be $21.5 billion — $151 million lower than the projection in the second Quarterly Report mainly due to lower capital spending.

The forecast allowance of $100 million remains unchanged from the second Quarterly Report to mirror the operating statement forecast allowance.

Details on changes in provincial debt by quarter are shown in Table 4.4.

Table 4.4 2017/18 Provincial Debt Update

	($ millions)
2017/18 provincial debt — Budget 2017 Update (September 11, 2017)	66,777		66,777
2017/18 provincial debt — second Quarterly Report (November 28, 2017)		66,409

	Q2	Q3	Total
	Update	Update	Changes
Taxpayer-supported changes:
Government operating:
– higher operating results	223	(735)	(512)
– other working capital changes	(44)	7	(37)
Total operating debt changes	179	(728)	(549)
Capital debt:
– impacts from level of capital spending	(311)	(448)	(759)
– changes in contributions from external parties	(47)	182	135
Total capital debt changes	(358)	(266)	(624)
Total taxpayer-supported	(179)	(994)	(1,173)
Self-supported changes:
– changes in timing of capital spending	(12)	(75)	(87)
– increase in internal financing	23	(76)	(53)
Total self-supported	11	(151)	(140)
Forecast allowance changes:
Adjustment for forecast allowance	(200)	—	(200)
Total changes	(368)	(1,145)	(1,513)
2017/18 provincial debt — second Quarterly Report	66,409
2017/18 provincial debt — third Quarterly Report		65,264	65,264

Budget and Fiscal Plan — 2018/19 to 2020/21

2017/18 Updated Financial Forecast (Third Quarterly Report)

Risks to the Fiscal Forecast

There are a number of risks and pressures to the fiscal plan including risks to the BC economic outlook, which are largely due to the continued uncertainty surrounding global economic activity. The forecasts of revenues, expenditures, capital spending and debt are estimates based on a number of economic, financial and external factors. In addition, capital spending and debt figures may be influenced by a number of factors including design development, procurement activity, weather, geotechnical conditions and interest rates. As a result, the actual operating surplus, capital expenditure and debt figures may differ from the current forecast. Variables will change throughout the year as new information becomes available, with potentially material impacts.

Revenues can be volatile due in part to the influence of the cyclical nature of the natural resource sector in the economy. Changes in energy or commodity prices, such as natural gas and lumber, may have a significant effect on revenue and the fiscal forecast. Uncertainty and volatility in the BC housing market could impact property transfer tax revenue. In addition, personal and corporate income tax assessments for the 2016 tax year will not be finalized until March 2018 and could result in further revenue and tax credit transfer spending adjustments.

The financial results of the Insurance Corporation of British Columbia are a particular risk to the government’s fiscal forecast.

The spending forecast in the fiscal plan is based on ministry and service delivery agency plans and strategies. The main risks are changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, and costs associated with natural disaster responses.

The potential fiscal impact from these risks is expected to be covered by the $600 million Contingencies vote and the $100 million forecast allowance.

Supplementary Schedules

The following tables provide the financial results for the nine months ended December 31, 2017 and the 2017/18 full-year forecast.

Table 4.5 2017/18 Operating Statement

	Year-to-Date to December 31				Full Year
	2017/18				2017/18
	Budget				Budget
	2017			Actual	2017			Actual
($ millions)	Update	Actual	Variance	2016/17	Update	Forecast	Variance	2016/17
Revenue	38,063	38,168	105	37,627	52,407	52,069	(338)	51,459
Expense	(36,831)	(37,108)	(277)	(34,689)	(51,861)	(51,818)	43	(48,722)
Surplus before forecast allowance	1,232	1,060	(172)	2,938	546	251	(295)	2,737
Forecast allowance	—	—	—	—	(300)	(100)	200	—
Surplus	1,232	1,060	(172)	2,938	246	151	(95)	2,737
Accumulated surplus beginning of the year [1]	6,390	6,390	—	3,841	6,390	6,390	—	3,841
Accumulated surplus before comprehensive income	7,622	7,450	(172)	6,779	6,636	6,541	(95)	6,578
Accumulated other comprehensive income from self-supported Crown agencies	(6)	(153)	(147)	(296)	(8)	26	34	(188)
Accumulated surplus end of period	7,616	7,297	(319)	6,483	6,628	6,567	(61)	6,390

1 Based on 2016/17 Public Accounts. Quarterly restatements are not reflected in the opening balance of the accumulated surplus.

Budget and Fiscal Plan — 2018/19 to 2020/21

2017/18 Updated Financial Forecast (Third Quarterly Report)

Table 4.6 2017/18 Revenue by Source

	Year-to-Date to December 31				Full Year
	2017/18				2017/18
	Budget				Budget
	2017			Actual	2017			Actual
($ millions)	Update	Actual	Variance	2016/17	Update	Forecast	Variance	2016/17
Taxation
Personal income	6,620	6,382	(238)	7,255	9,053	8,886	(167)	9,704
Corporate income	2,326	2,276	(50)	1,790	4,303	4,156	(147)	3,003
Sales [1]	5,459	5,519	60	5,046	7,042	7,129	87	6,606
Fuel	774	785	11	758	975	995	20	969
Carbon	878	891	13	861	1,228	1,248	20	1,220
Tobacco	592	567	(25)	598	745	710	(35)	737
Property	1,772	1,757	(15)	1,693	2,384	2,380	(4)	2,279
Property transfer	1,513	1,714	201	1,632	1,875	2,135	260	2,026
Insurance premium	425	433	8	396	575	585	10	549
	20,359	20,324	(35)	20,029	28,180	28,224	44	27,093
Natural resources
Natural gas royalties	160	103	(57)	89	237	145	(92)	152
Forests	643	682	39	621	890	992	102	913
Other natural resources [2]	1,005	1,150	145	1,187	1,286	1,449	163	1,646
	1,808	1,935	127	1,897	2,413	2,586	173	2,711
Other revenue
Medical Services Plan premiums	1,923	1,940	17	1,928	2,248	2,264	16	2,558
Other fees [3]	2,732	2,843	111	2,617	3,814	3,928	114	3,655
Investment earnings	930	911	(19)	859	1,183	1,191	8	1,242
Miscellaneous [4]	2,148	2,490	342	2,264	3,238	3,362	124	3,508
	7,733	8,184	451	7,668	10,483	10,745	262	10,963
Contributions from the federal government
Health and social transfers	5,004	5,017	13	4,876	6,672	6,691	19	6,495
Other federal contributions [5]	1,092	1,258	166	1,137	1,700	1,857	157	1,672
	6,096	6,275	179	6,013	8,372	8,548	176	8,167
Commercial Crown corporation net income
BC Hydro	337	362	25	329	698	698	—	684
Liquor Distribution Branch	872	899	27	877	1,095	1,101	6	1,083
BC Lotteries (net of payments to the federal government)	940	1,056	116	1,005	1,301	1,365	64	1,329
ICBC	(151)	(935)	(784)	(232)	(225)	(1,296)	(1,071)	(612)
Transportation Investment Corporation [6]	(31)	(29)	2	(54)	(31)	(31)	—	(81)
Other [7]	100	97	(3)	95	121	129	8	122
	2,067	1,450	(617)	2,020	2,959	1,966	(993)	2,525
Total revenue	38,063	38,168	105	37,627	52,407	52,069	(338)	51,459

1     Includes provincial sales tax, HST/PST housing transition tax and harmonized sales tax related to prior years.

2     Columbia River Treaty, Crown land tenures, other energy and minerals, water rental and other resources.

3     Post-secondary, healthcare-related, motor vehicle, and other fees.

4     Includes reimbursements for health care and other services provided to external agencies, and other recoveries.

5     Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

6     Due to the cancellation of tolls on the Port Mann bridge, Transportation Investment Corporation has been reclassified from a commercial Crown corporation to a taxpayer-supported agency effective September 1, 2017.

7     Includes Columbia Power Corporation, BC Railway Company, Columbia Basin Trust power projects, and post-secondary institutions’ self-supported subsidiaries.

Budget and Fiscal Plan — 2018/19 to 2020/21

2017/18 Updated Financial Forecast (Third Quarterly Report)

Table 4.7 2017/18 Expense by Ministry, Program and Agency

	Year-to-Date to December 31				Full Year
	2017/18				2017/18
					Budget
				Actual	2017			Actual
($ millions)	Budget	Actual	Variance	2016/17 [1]	Update	Forecast	Variance	2016/17 [1]
Office of the Premier	8	8	—	7	11	11	—	10
Advanced Education, Skills and Training	1,584	1,562	(22)	1,521	2,154	2,154	—	2,054
Agriculture	69	55	(14)	62	85	85	—	87
Attorney General	401	410	9	409	534	534	—	577
Children and Family Development	1,160	1,121	(39)	1,037	1,596	1,591	(5)	1,448
Citizens’ Services	404	393	(11)	360	551	551	—	496
Education	4,521	4,551	30	4,245	6,100	6,103	3	5,722
Energy, Mines and Petroleum Resources	62	52	(10)	34	97	94	(3)	63
Environment and Climate Change Strategy	126	128	2	113	173	173	—	159
Finance	245	164	(81)	640	322	354	32	1,164
Finance — extinguishment of Transportation Investment Corporation fiscal agency loan [2]	3,505	3,721	216	—	3,505	3,721	216	—
Forests, Lands, Natural Resource Operations and Rural Development	777	950	173	542	1,149	1,291	142	891
Health	14,170	13,928	(242)	13,347	18,897	18,882	(15)	17,943
Indigenous Relations and Reconciliation	55	113	58	108	91	91	—	228
Jobs, Trade and Technology	99	76	(23)	78	121	119	(2)	107
Labour	8	8	—	8	11	11	—	11
Mental Health and Addictions	3	1	(2)	—	5	3	(2)	—
Municipal Affairs and Housing	530	536	6	531	690	690	—	1,016
Public Safety and Solicitor General	574	708	134	578	1,030	1,140	110	862
Social Development and Poverty Reduction	2,295	2,282	(13)	2,080	3,105	3,105	—	2,738
Tourism, Arts and Culture	98	107	9	101	138	138	—	134
Transportation and Infrastructure	630	621	(9)	609	843	839	(4)	818
Total ministries and Office of the Premier	31,324	31,495	171	26,410	41,208	41,680	472	36,527
Management of public funds and debt	952	890	(62)	860	1,250	1,209	(41)	1,138
Contingencies [3]	—	1	1	2	600	600	—	3
Funding for capital expenditures	865	699	(166)	510	1,591	1,347	(244)	957
Refundable tax credit transfers	870	845	(25)	767	1,166	1,111	(55)	1,031
Legislative Assembly and other appropriations	140	128	(12)	96	179	173	(6)	140
Total appropriations	34,151	34,058	(93)	28,645	45,994	46,120	126	39,796
Elimination of transactions between appropriations [4]	(40)	(5)	35	(11)	(53)	(55)	(2)	(15)
Prior year liability adjustments	—	—	—	(5)	—	(127)	(127)	(117)
Consolidated revenue fund expense	34,111	34,053	(58)	28,629	45,941	45,938	(3)	39,664
Expenses recovered from external entities	2,093	2,103	10	2,118	2,967	2,951	(16)	2,917
Funding provided to service delivery agencies	(18,476)	(18,179)	297	(17,668)	(25,314)	(25,118)	196	(24,217)
Extinguishment of Transportation Investment Corporation fiscal agency loan [2]	(3,505)	(3,721)	(216)	—	(3,505)	(3,721)	(216)	—
Total direct program spending	14,223	14,256	33	13,079	20,089	20,050	(39)	18,364
Service delivery agency expense
School districts	4,574	4,497	(77)	4,317	6,415	6,387	(28)	6,055
Universities	3,304	3,304	—	3,093	4,668	4,689	21	4,370
Colleges and institutes	897	901	4	865	1,258	1,257	(1)	1,213
Health authorities and hospital societies	10,783	11,029	246	10,455	14,687	14,901	214	14,240
Other service delivery agencies	3,050	3,121	71	2,880	4,744	4,534	(210)	4,480
Total service delivery agency expense	22,608	22,852	244	21,610	31,772	31,768	(4)	30,358
Total expense	36,831	37,108	277	34,689	51,861	51,818	(43)	48,722

1         Restated to reflect government’s current organization and accounting policies.

2         Budget 2017 Update provides statutory authority to extinguish the fiscal agency loan agreement between government and the Transportation Investment Corporation in response to the decision to cancel tolls on the Port Mann bridge. As a related party transaction, the expense and the corporation`s debt reduction are eliminated on consolidation resulting in no impact to operating results.

3         2016/17 actual Contingencies Vote amounts relate to ex gratia payments not allocated to specific ministries.

4         Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

Budget and Fiscal Plan — 2018/19 to 2020/21

2017/18 Updated Financial Forecast (Third Quarterly Report)

Table 4.8 2017/18 Expense By Function

	Year-to-Date to December 31				Full Year
	2017/18				2017/18
					Budget
				Actual	2017			Actual
($ millions)	Budget	Actual	Variance	2016/17[1]	Update	Forecast	Variance	2016/17[1]
Health:
Medical Services Plan	3,476	3,385	(91)	3,268	4,768	4,768	—	4,573
Pharmacare	1,058	1,086	28	1,032	1,347	1,347	—	1,284
Regional services	10,549	9,815	(734)	9,798	13,831	14,176	345	13,079
Other healthcare expenses [2]	570	1,162	592	523	801	502	(299)	753
	15,653	15,448	(205)	14,621	20,747	20,793	46	19,689

Education:
Elementary and secondary	4,981	4,871	(110)	4,648	6,935	6,852	(83)	6,422
Post-secondary	4,070	4,280	210	3,993	6,094	6,091	(3)	5,672
Other education expenses [3]	330	143	(187)	292	347	348	1	374
	9,381	9,294	(87)	8,933	13,376	13,291	(85)	12,468
Social services:
Social assistance [2,3]	1,459	1,448	(11)	1,296	1,985	1,985	—	1,692
Child welfare [2]	1,085	1,048	(37)	988	1,485	1,480	(5)	1,358
Low income tax credit transfers	188	182	(6)	182	250	243	(7)	244
Community living and other services	760	761	1	709	1,025	1,015	(10)	949
	3,492	3,440	(52)	3,175	4,745	4,723	(22)	4,243
Protection of persons and property	1,180	1,293	113	1,144	1,830	1,942	112	1,655
Transportation	1,423	1,370	(53)	1,224	2,068	2,019	(49)	1,784
Natural resources and economic development	1,922	2,177	255	1,563	2,720	2,892	172	2,504
Other	725	1,070	345	1,087	1,635	1,643	8	2,260
Contingencies	—	1	1	—	600	600	—	—
General government	1,090	1,058	(32)	1,015	1,465	1,337	(128)	1,532
Debt servicing	1,965	1,957	(8)	1,927	2,675	2,578	(97)	2,587
Total expense	36,831	37,108	277	34,689	51,861	51,818	(43)	48,722

1         Restated to reflect government’s current organization and accounting policies.

2         Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

3         Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.

Budget and Fiscal Plan — 2018/19 to 2020/21

2017/18 Updated Financial Forecast (Third Quarterly Report)

Table 4.9 2017/18 Capital Spending

	Year-to-Date to December 31				Full Year
	2017/18				2017/18
	Budget				Budget
	2017			Actual	2017			Actual
($ millions)	Update	Actual	Variance	2016/17	Update	Forecast	Variance	2016/17
Taxpayer-supported
Education
School districts	461	382	(79)	344	635	557	(78)	474
Post-secondary institutions	530	556	26	468	897	791	(106)	792
Health	645	480	(165)	532	1,218	1,113	(105)	1,004
BC Transportation Financing Authority	1,014	562	(452)	714	1,169	844	(325)	823
BC Transit	78	85	7	21	152	135	(17)	41
Government operating (ministries)	269	168	(101)	157	515	493	(22)	301
Housing	231	97	(134)	140	303	188	(115)	184
Other [1]	44	21	(23)	26	67	76	9	40
Total taxpayer-supported	3,272	2,351	(921)	2,402	4,956	4,197	(759)	3,659
Self-supported
BC Hydro	1,829	1,776	(53)	1,751	2,421	2,386	(35)	2,444
Columbia River power projects [2]	13	—	(13)	2	13	7	(6)	2
Transportation Investment Corporation [3]	—	3	3	18	—	3	3	38
BC Rail	26	3	(23)	3	34	12	(22)	4
ICBC	39	37	(2)	44	60	60	—	62
BC Lottery Corporation	84	44	(40)	52	90	90	—	86
Liquor Distribution Branch	62	24	(38)	15	83	56	(27)	27
Other [4]	—	—	—	—	—	—	—	62
Total self-supported	2,053	1,887	(166)	1,885	2,701	2,614	(87)	2,725
Total capital spending	5,325	4,238	(1,087)	4,287	7,657	6,811	(846)	6,384

1         Includes BC Pavilion Corporation, and other service delivery agencies. TI Corp is included for spending from September 1, 2017 onward due to reclassification from a self-supported commercial Crown corporation to a taxpayer-supported agency in response to the cancellation of tolls on September 1, 2017.

2         Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

3         Transportation Investment Corporation’s year-to-date budget and actual capital spending is classified as self-supported for spending to August 31, 2017.

4         Includes post-secondary institutions’ self-supported subsidiaries.

Budget and Fiscal Plan — 2018/19 to 2020/21

2017/18 Updated Financial Forecast (Third Quarterly Report)

Table 4.10 2017/18 Provincial Debt1

	Year-to-Date to December 31				Full Year
	2017/18				2017/18
	Budget				Budget
	2017			Actual	2017			Actual
($ millions)	Update	Actual	Variance	2016/17	Update	Forecast	Variance	2016/17
Taxpayer-supported debt Provincial government operating	1,514	1,918	404	6,271	1,573	1,024	(549)	4,644
Other taxpayer-supported debt (mainly capital)
Education [2]
Post-secondary institutions [3]	5,293	5,134	(159)	4,811	5,395	5,306	(89)	4,984
School districts	8,820	8,710	(110)	8,117	8,935	8,876	(59)	8,473
	14,113	13,844	(269)	12,928	14,330	14,182	(148)	13,457
Health [2,4]	7,896	7,736	(160)	7,244	8,014	7,984	(30)	7,552
Highways and public transit
BC Transit	95	85	(10)	95	77	85	8	94
BC Transportation Financing Authority [5]	10,769	10,341	(428)	9,639	11,038	10,629	(409)	9,981
Port Mann Bridge [6]	3,505	3,505	—	—	3,505	3,505	—	—
Public transit	1,000	1,000	—	1,000	1,000	1,000	—	1,000
SkyTrain extension	1,174	1,174	—	1,174	1,174	1,174	—	1,174
	16,543	16,105	(438)	11,908	16,794	16,393	(401)	12,249
Other
BC Immigrant Investment Fund	172	183	11	246	157	157	—	217
BC Pavilion Corporation	386	374	(12)	386	389	385	(4)	376
Provincial government general capital	2,468	2,455	(13)	2,144	2,669	2,669	—	2,288
Social housing [7]	864	851	(13)	784	900	859	(41)	695
Other [8]	27	27	—	28	27	27	—	28
	3,917	3,890	(27)	3,588	4,142	4,097	(45)	3,604
Total other taxpayer-supported	42,469	41,575	(894)	35,668	43,280	42,656	(624)	36,862
Total taxpayer-supported debt	43,983	43,493	(490)	41,939	44,853	43,680	(1,173)	41,506
Self-supported debt
Commercial Crown corporations
BC Hydro	20,204	20,144	(60)	19,472	20,365	20,239	(126)	19,692
BC Lotteries	145	150	5	125	145	145	—	145
Columbia Power Corporation	291	286	(5)	291	286	291	5	291
Columbia River power projects [9]	448	433	(15)	447	433	433	—	448
Post-secondary institutions’ subsidiaries	340	340	—	307	340	340	—	340
Transportation Investment Corporation [6]	—	—	—	3,440	—	—	—	3,430
Other	41	30	(11)	32	55	36	(19)	31
Total self-supported debt	21,469	21,383	(86)	24,114	21,624	21,484	(140)	24,377
Forecast allowance	—	—	—	—	300	100	(200)	—
Total provincial debt	65,452	64,876	(576)	66,053	66,777	65,264	(1,513)	65,883

1         Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

2         Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

3         Post-secondary institutions’ debt includes public-private partnership obligations of $48 million for the nine months ended December 31, 2016; $59 million for the nine months ended December 31, 2017; $56 million for fiscal 2016/17 and $60 million for fiscal 2017/18.

4         Health facilities’ debt includes public-private partnership obligations of $1,552 million for the nine months ended December 31, 2016; $1,615 million for the nine months ended December 31, 2017; $1,586 million for fiscal 2016/17 and $1,642 million for fiscal 2017/18.

5         BC Transportation Financing Authority debt includes public-private partnership obligations of $835 million for the nine months ended December 31, 2016; $793 million for the nine months ended December 31, 2017; $824 million for fiscal 2016/17 and $783 million for fiscal 2017/18.

6         Beginning in 2017/18, debt related to the Port Mann Bridge has been reclassified as taxpayer-supported due to the elimination of tolls effective September 1, 2017.

7         Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation. Social housing debt includes public-private partnership obligations of $81 million for the nine months ended December 31, 2016; $81 million for the nine months ended December 31, 2017; $83 million for fiscal 2016/17 and $80 million for fiscal 2017/18.

8         Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

9     Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Budget and Fiscal Plan — 2018/19 to 2020/21

2017/18 Updated Financial Forecast (Third Quarterly Report)

Table 4.11 2017/18 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	December 31,	March 31,
($ millions)	2017	2017	2018
Financial assets
Cash and temporary investments	4,232	3,936	3,378
Other financial assets	10,260	9,831	10,631
Sinking funds	1,087	1,288	1,292
Investments in commercial Crown corporations:
Retained earnings	7,511	7,199	7,275
Recoverable capital loans	23,848	20,685	20,679
	31,359	27,884	27,954
	46,938	42,939	43,255
Liabilities
Accounts payable and accrued liabilities	8,937	7,970	9,906
Deferred revenue	9,661	9,969	9,936
Debt:
Taxpayer-supported debt	41,506	43,493	43,680
Self-supported debt	24,377	21,383	21,484
Forecast allowance	—	—	100
Total provincial debt	65,883	64,876	65,264
Add: debt offset by sinking funds	1,087	1,288	1,292
Less: guarantees and non-guaranteed debt	(835)	(819)	(819)
Financial statement debt	66,135	65,345	65,737
	84,733	83,284	85,579
Net liabilities	(37,795)	(40,345)	(42,324)
Capital and other non-financial assets
Tangible capital assets	41,303	45,009	46,265
Other non-financial assets	2,882	2,633	2,626
	44,185	47,642	48,891
Accumulated surplus	6,390	7,297	6,567

Changes in Financial Position

	Year-to-Date	Forecast
	December 31,	March 31,
($ millions)	2017	2018
(Surplus) deficit for the period	(1,060)	(151)
Comprehensive income and others (increase) decrease	153	(26)
(Increase) decrease in accumulated surplus	(907)	(177)
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	2,351	4,197
Less: amortization and other accounting changes	1,355	765
Change in net capital assets	3,706	4,962
Increase (decrease) in other non-financial assets	(249)	(256)
	3,457	4,706
Increase (decrease) in net liabilities	2,550	4,529
Investment and working capital changes:
Increase (decrease) in cash and temporary investments	(296)	(854)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	(312)	(236)
Self-supported capital investments	1,887	2,614
Less: loan repayments and other accounting changes	(5,050)	(5,783)
	(3,475)	(3,405)
Other working capital changes	431	(668)
	(3,340)	(4,927)
Increase (decrease) in financial statement debt	(790)	(398)
(Increase) decrease in sinking fund debt	(201)	(205)
Increase (decrease) in guarantees and non-guaranteed debt	(16)	(16)
Increase (decrease) in total provincial debt	(1,007)	(619)

Budget and Fiscal Plan — 2018/19 to 2020/21

APPENDIX

A1	Tax Expenditures	121
A1.1	Personal Income Tax — Tax Expenditures	123
A1.2	Corporate Income Tax — Tax Expenditures	124
A1.3	Property Taxes — Tax Expenditures	124
A1.4	Consumption Taxes — Tax Expenditures	125
A2	Interprovincial Comparisons of Tax Rates — 2018	126
A3	Comparison of Provincial and Federal Taxes by Province — 2018	127
A4	Interprovincial Comparisons of Provincial Personal Income Taxes Payable — 2018	129
A5	Material Assumptions — Revenue	130
A6	Natural Gas Price Forecasts — 2018/19 to 2020/21	135
A7	Material Assumptions — Expense	136
A8	Operating Statement — 2011/12 to 2020/21	139
A9	Revenue by Source — 2011/12 to 2020/21	140
A10	Revenue by Source Supplementary Information — 2011/12 to 2020/21	141
A11	Expense by Function — 2011/12 to 2020/21	142
A12	Expense by Function Supplementary Information — 2011/12 to 2020/21	143
A13	Full-Time Equivalents (FTEs) 2011/12 to 2020/21	144
A14	Capital Spending — 2011/12 to 2020/21	145
A15	Statement of Financial Position — 2011/12 to 2020/21	146
A16	Changes in Financial Position — 2011/12 to 2020/21	147
A17	Provincial Debt — 2011/12 to 2020/21	148
A18	Provincial Debt Supplementary Information — 2011/12 to 2020/21	149
A19	Key Provincial Debt Indicators — 2011/12 to 2020/21	150

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

A1: Tax Expenditures

Introduction

A tax expenditure is the reduction in revenues from delivering government programs or benefits through the tax system. Tax expenditures are usually made by offering special tax rates, exemptions, or tax credits. Governments introduce tax expenditures primarily to achieve social policy objectives such as transfers to lower-income families or to promote economic development and job creation.

Reporting tax expenditures improves government accountability by providing a more complete picture of government activities. The tax expenditure appendix does not include tax expenditures introduced or expanded in Budget 2018. These are described in Part 2: Tax Measures. Beginning with Budget 2012, refundable tax transfers are accounted for in a voted appropriation. This change does not affect the reporting of tax expenditure costs in the following tables.

The Role of Tax Expenditure Programs

Using the tax system to deliver programs can reduce administration costs and compliance costs for recipients. In certain situations, the tax system allows intended beneficiaries to be readily identified from information that is already collected. In these cases, setting up a separate expenditure program would result in costly overlap and duplication of effort. An example is the BC low income climate action tax credit, which is delivered through the income tax system. If this were a direct provincial expenditure program, a provincial agency or office would have to be established to duplicate much of the work already done by the Canada Revenue Agency. In addition, it would require individuals to undertake a separate, time-consuming application process to qualify for the benefit.

There are, however, several potential drawbacks to tax expenditure programs. First, their overall cost often receives less public scrutiny than is the case for spending programs because annual budget appropriations by the legislature are not typically required. Second, tax expenditure programs do not always effectively target those who are intended to benefit from them. Some tax expenditure programs that are intended to provide tax relief for lower-income earners may, in reality, confer the greatest benefit on higher-income earners who pay the most taxes. Finally, costs are often more difficult to control under a tax expenditure program because the benefits tend to be more open-ended and enforcement is often more difficult than for spending programs.

Tax Expenditure Reporting

Not all tax reductions, credits, exemptions and refunds are classed as tax expenditures.

The emphasis is on tax reductions, credits, exemptions and refunds that are close equivalents to spending programs. By implication, the list does not include tax measures designed to meet broad tax policy objectives such as improving fairness in the tax system, or measures designed to simplify the administration of a tax. The list also does not include anything that is not intended to be part of a tax base.

Tax expenditures that cost less than $2 million are generally not included. Where practical, smaller items have been presented together as an aggregate figure.

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

British Columbia Tax Expenditures

The following tables report tax expenditure estimates.

The cost of individual tax expenditures cannot be added together to reach a total tax expenditure figure for two reasons:

•             in some cases the programs interact with one another so that eliminating one program could increase or decrease the cost of another; and

•             eliminating certain tax expenditure programs could change the choices taxpayers make, which in turn would affect the cost estimates.

The estimates for each tax expenditure are based on a static analysis of the costs and do not take into account any behavioural changes, which could change the costs over time. In addition, estimates are generally recalculated each year using current data sources and using refinements to the methods of estimation that can result in significant changes to the value of a given tax expenditure from prior years’ reports.

In Table A1.1, Personal Income Tax — Tax Expenditures, the list of tax expenditures delivered through the income tax system has been separated into two sub-categories.

•             Provincial Measures: This includes all major tax expenditures that are under provincial policy control.

•             Federal Measures: British Columbia shares the cost of some federal income tax expenditure programs because, under the tax collection agreement between British Columbia and the federal government, the Province has agreed to maintain a consistent income tax base with the federal government in the interest of reducing administration and compliance costs.

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A1.1 Personal Income Tax — Tax Expenditures

		2017/18
		Estimated Cost
		($ millions)
Personal Income Tax
Provincial Measures
BC early childhood tax benefit		138
Low income climate action tax credit		195
Sales tax credit		44
Training tax credit		4
Venture capital tax credit		29
BC mining flow-through share tax credit		10
Political contributions tax credit		3
Home renovation tax credit for seniors and persons with disabilities		2
Provincial non-refundable credits: [1]
• Charitable donations tax credit		214
• Tax credits for tuition and education		57
• Disability tax credit		36
• Medical expenses tax credit		64
• Tax credits for caregivers [2]		10
• Pension income tax credit		32
• Credit for persons age 65 and older		80
• Spousal and equivalent-to-spouse credits		82
• Tax credit for Canada Pension Plan contributions		175
• Tax credit for Employment Insurance premiums paid		61
• Children’s fitness and arts tax credits		9
Federal Measures [3]
Pension income splitting		80
Child care expense deduction		66
Exemption from capital gains for small businesses and family farms		90
Deduction for residents of northern and isolated areas		12
Non-taxation of business-paid health and dental benefits		138
Registered Retirement Savings Plans: [4]
• exemption for – contributions	441
– investment earnings	726
• taxation of withdrawals	(345)
Total		822
Registered Pension Plans: [4]
• exemption for – contributions	809
– investment earnings	1,091
• taxation of withdrawals	(575)
Total		1,325
Tax-Free Savings Accounts		54

[1]     Provincial non-refundable credits are generally based on estimates of credit claims by British Columbia residents.

[2]     The tax credits for caregivers will be replaced with a BC caregiver credit effective for 2018 and subsequent tax years. This table displays the full-year cost of the former credits.

[3]     These measures are federal measures but the estimates show only the foregone provincial revenue. Each measure is calculated from the 2017 federal cost projections as reported in the Government of Canada’s Report on Federal Tax Expenditures 2017 by applying British Columbia residents’ share of the measure and the relevant tax rates. Certain tax expenditure items have been excluded where no data were available or the amounts were immaterial.

[4]     Registered Retirement Savings Plans and Registered Pension Plans are treated in the same way as in the federal tax expenditure report. The tax expenditure associated with these plans is presented as the amount of tax that would otherwise be paid in the year of deferral, were the deferral not available. However, this type of estimate overstates the true costs of these preferences because taxes are eventually paid, including tax on investment earnings. An estimate that does not overstate these costs would, however, be difficult to develop and would require some largely speculative assumptions.

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A1.2 Corporate Income Tax — Tax Expenditures

		2017/18
		Estimated Cost
		($ millions)
Corporate Income Tax [1]
Small business corporate income tax rate		1,709
Additional access to small business corporate income tax rate for credit unions		18
Charitable donations deduction [2]		25
Training tax credit [3]		7
Film and television tax credits:
• Film Incentive BC tax credit [4]	76
• Production services tax credit [5]	469
Total		545
International business activity program tax refunds [6]		20
Scientific research and experimental development tax credit [7]		154
Mining exploration tax credit [8]		(21)
Book publishing tax credit [9]		2
Interactive digital media tax credit [10]		52

1     Includes prior year adjustments for refundable tax credits.

2     The deduction offered for corporate charitable donations is a federal measure, but the estimate shows only the foregone provincial revenue. This is calculated from the 2017 federal cost projection as reported in the Government of Canada’s Report on Federal Tax Expenditures 2017 by applying British Columbia’s share of corporate taxable income and the relevant tax rates to the federal estimate and increasing it by corporate income tax revenue growth.

3     Includes prior year adjustment of -$3 million.

4     Includes prior year adjustment of -$9 million.

5     Includes prior year adjustment of $1 million.

6     International business activity program tax refunds were eliminated effective September 12, 2017.

7     Includes prior year adjustment of -$5 million.

8     Includes prior year adjustment of -$36 million.

9     Includes prior year adjustment of -$1 million.

10 Includes prior year adjustment of -$4 million.

Table A1.3 Property Taxes — Tax Expenditures

2017/18
Estimated Cost
($ millions)
School and Rural Area Property Tax
Assessment exemption of $10,000 for industrial and business properties [1]	7
Overnight tourist accommodation assessment relief [1]	3
Home owner grant [2]	808

Property Transfer Tax
Exemptions for the following:
• First-time home buyers	85
• Newly built homes	84
• Property transfers between related individuals	160
• Property transfers to municipalities, regional districts, hospital districts, library boards, school boards, water districts and educational institutions	9
• Property transfers to charities registered under the Income Tax Act (Canada)	9

1     Estimates are for the 2017 calendar year and include only school and rural area property taxes levied by the Province.

2     The home owner grant includes the northern and rural area home owner benefit.

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A1.4 Consumption Taxes — Tax Expenditures

2017/18
Estimated Cost
($ millions)
Fuel Tax [1]
Tax exemption for alternative fuels	14
Tax exemption for international flights (jet fuel)	21
Tax exemptions for farmers [2]	8
Provincial Sales Tax [1]
Exemptions for the following items:
• Food (basic groceries, snack foods, candies, non-alcoholic beverages and restaurant meals)	1,300
• Residential energy (e.g. electricity, natural gas, fuel oil)	209
• Prescription and non-prescription drugs, vitamins and certain other health care products	242
• Children’s clothing and footwear	47
• Clothing patterns, fabrics and notions	4
• Specified school supplies	31
• Books, magazines and newspapers	45
• Basic land-line telephone and cable service	56
• “1-800” and equivalent telephone services	3
• Specified safety equipment	33
• Labour to repair major household appliances, clothing and footwear	9
• Livestock for human consumption, and feed, seed and fertilizer	57
• Specified energy conservation equipment	18
• Bicycles	16

1     Estimates are based on Statistics Canada data and/or administrative data.

2     Estimate is for both motor fuel tax and carbon tax.

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A2 Interprovincial Comparisons of Tax Rates — 2018

(Rates known and in effect as of February 1, 2018)

Tax	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	Newfound- land and Labrador
Corporate income tax (per cent of taxable income)
General rate	12	12	12	12	11.5	11.7	14	16	16	15
Manufacturing rate [1]	12	12	10	12	10	11.7	14	16	16	15
Small business rate [2]	2	2	2	0	3.5	8	3	3	4.5	3
Small business threshold ($000s)	500	500	600	450	500	500	500	500	500	500
Corporation capital tax (per cent)
Financial [3]	Nil	Nil	0.7/4	Nil /6	Nil	1.25	4/5	4	5	6
Health care premiums/month ($) Individual/family [4]	37.50/75	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Payroll tax (per cent) [5]	Nil	Nil	Nil	2.15	1.95	4.26	Nil	Nil	Nil	2
Insurance premium tax (per cent) [6]	2-7	3/4	3/4	2/4.25	2-3.5	3.48	2/3	3/4	3.75/4	5
Fuel tax (cents per litre) [7]
Gasoline	21.17	19.73	15.0	14.0	23.2	29.4	25.2	25.2	22.8	30.7
Diesel	22.67	21.03	15.0	14.0	22.8	30.9	32.4	25.6	31.0	33.1
Sales tax (per cent) [8]
General rate	7	Nil	6	8	8	9.975	10	10	10	10
Tobacco tax ($ per carton of 200 cigarettes) [9]	49.40	50.00	60.66	68.28	40.15	29.80	61.85	66.25	60.71	59.61

[1]

In British Columbia (and some other provinces), the general rate applies to income from manufacturing and processing. In Quebec, the rate for manufacturing corporations eligible for the small business rate is 4 per cent; the rate for other manufacturing corporations is the general rate.

[2]	New Brunswick’s small business rate will be 2.5 per cent effective April 1, 2018.
[3]

In Saskatchewan, small financial corporations pay the rate of 0.7 per cent on their capital. A small financial corporation has less than $1.5 billion in taxable capital. Large financial corporations are subject to the 4 per cent rate. In Manitoba, only large financial corporations with taxable paid-up capital of at least $4 billion are subject to the 6 per cent rate. Quebec’s tax only applies to life insurance companies. In New Brunswick, trust and loan companies are subject to the rate of 4 per cent, while banks are subject to the rate of 5 per cent.

[4]

British Columbia intends to eliminate Medical Services Plan premiums effective January 1, 2020. Ontario levies a health premium, as part of its provincial personal income tax system, of up to $900 per year.

[5]

British Columbia intends to introduce a payroll tax effective January 1, 2019. Provinces with payroll taxes provide payroll tax relief for small businesses. Quebec also levies a compensation tax of up to 4.48 per cent on salaries and wages paid by financial institutions.

[6]

Lower rates apply to premiums for life, sickness and accident insurance; higher rates apply to premiums for property insurance including automobile insurance. In British Columbia, the highest rate applies to unlicensed insurance. In Saskatchewan, Manitoba, Ontario, Quebec and Newfoundland and Labrador, sales taxes also apply to certain insurance premiums except, generally, those related to individual life and health.

[7]

Tax rates are for regular fuel used on highways and include all provincial taxes payable by consumers at the pump. The British Columbia rates include 6.75 cents per litre dedicated to the BC Transportation Financing Authority and the carbon tax rates of 6.67 cents per litre for gasoline and 7.67 cents per litre for diesel (carbon tax rates will increase to 7.02 cents per litre on gasoline and to 7.80 cents per litre on diesel effective April 1, 2018). The British Columbia rates do not include regional taxes that increase the gasoline and diesel tax rates by 11 cents per litre in the South Coast British Columbia transportation service region and by 3.5 cents per litre in the Capital Regional District (British Columbia intends to increase the tax to 5.5 cents per litre in the Capital Regional District effective April 1, 2018). The Alberta rates include carbon levy rates of 6.73 cents per litre for gasoline and 8.03 cents per litre for diesel. The tax rates for Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador include provincial sales tax based on average pump prices as of January 2018. Quebec’s tax rates do not include increased or reduced regional tax rates, such as an additional tax of 3 cents per litre on gasoline in the Montreal area.

[8]

Tax rates shown are statutory rates. Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador have harmonized their sales taxes with the federal GST. Alberta imposes a 4 per cent tax on short-term rental accommodation.

[9]

Includes estimated provincial sales tax in all provinces except British Columbia, Alberta and Quebec. British Columbia intends to increase its tobacco tax rate to $55.00 per carton effective April 1, 2018.

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A3 Comparison of Provincial and Federal Taxes by Province — 2018

Tax	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland and Labrador

Two Income Family of Four - $90,000	( $ )
1. Provincial Income Tax	3,030	3,947	3,482	5,628	3,322	6,593	5,771	6,765	6,733	5,654
Net Child Benefits	-660	0	0	—	0	-2,303	0	0	—	0
2. Property Tax - Gross	4,243	3,667	5,139	4,072	5,575	5,619	5,443	4,535	3,788	3,389
- Net	3,673	3,667	5,139	4,072	5,575	5,619	5,443	4,535	3,788	3,389
3. Sales Tax	1,594	0	1,472	1,911	2,232	2,870	2,753	2,700	2,413	2,664
4. Fuel Tax	218	195	225	210	348	441	378	378	342	461
5. Net Carbon Tax	236	-23	—	—	—	—	—	—	—	—
6. Provincial Direct Taxes	8,090	7,786	10,318	11,821	11,476	13,219	14,345	14,378	13,276	12,167
7. Health Care Premiums/Payroll Tax	900	—	—	1,935	1,755	3,834	—	—	—	1,800
8. Total Provincial Tax	8,990	7,786	10,318	13,756	13,231	17,053	14,345	14,378	13,276	13,967
9. Federal Income Tax	7,693	7,693	7,693	7,693	7,693	7,668	7,693	7,693	7,693	7,693
10. Net Federal GST	1,502	1,571	1,515	1,381	1,432	1,370	1,387	1,361	1,401	1,342
11. Total Tax	18,185	17,050	19,526	22,830	22,357	26,092	23,426	23,432	22,371	23,003

Two Income Family of Four - $60,000
1. Provincial Income Tax	1,205	1,531	512	2,517	656	2,701	2,989	3,542	3,713	2,939
Net Child Benefits	-660	-692	0	—	0	-3,403	0	0	—	0
2. Property Tax - Gross	3,089	2,976	3,424	3,292	3,999	3,863	3,027	2,845	3,013	2,333
- Net	2,519	2,976	3,424	3,292	3,999	3,863	3,027	2,845	3,013	2,333
3. Sales Tax	1,332	0	1,262	1,640	1,811	2,561	1,966	2,295	1,945	2,262
4. Fuel Tax	218	195	225	210	348	441	378	378	342	461
5. Net Carbon Tax	195	-24	—	—	—	—	—	—	—	—
6. Provincial Direct Taxes	4,809	3,986	5,422	7,659	6,813	6,163	8,359	9,061	9,012	7,995
7. Health Care Premiums/Payroll Tax	900	—	—	1,290	1,170	2,556	—	—	—	1,200
8. Total Provincial Tax	5,709	3,986	5,422	8,949	7,983	8,719	8,359	9,061	9,012	9,195
9. Federal Income Tax	3,941	3,941	3,941	3,941	3,941	3,924	3,941	3,941	3,941	3,941
10. Net Federal GST	1,256	1,348	1,299	1,185	1,231	1,230	1,183	1,157	1,188	1,140
11. Total Tax	10,906	9,275	10,662	14,075	13,155	13,873	13,483	14,159	14,141	14,276
Two Income Family of Four - $30,000
1. Provincial Income Tax	0	0	-964	-550	-627	-3,342	0	304	376	0
Net Child Benefits	-660	-1,513	0	—	-2,122	-3,644	-52	0	—	0
2. Property Tax	—	—	—	—	—	—	—	—	—	—
3. Sales Tax	1,062	0	994	1,353	475	2,306	1,135	1,870	1,510	994
4. Fuel Tax	145	130	150	140	232	294	252	252	228	307
5. Net Carbon Tax	-151	-24	—	—	—	—	—	—	—	—
6. Provincial Direct Taxes	397	-1,408	180	942	-2,042	-4,386	1,335	2,426	2,114	1,301
7. Health Care Premiums/Payroll Tax	0	—	—	645	585	1,278	—	—	—	600
8. Total Provincial Tax	397	-1,408	180	1,587	-1,457	-3,108	1,335	2,426	2,114	1,901
9. Federal Income Tax	197	197	197	197	197	189	197	197	197	197
10. Net Federal GST	141	226	162	117	204	253	114	82	112	99
11. Total Tax	735	-984	539	1,902	-1,056	-2,666	1,646	2,705	2,423	2,198

Unattached Individual - $25,000
1. Provincial Income Tax	267	326	295	681	199	-325	616	948	1,356	874
2. Property Tax	—	—	—	—	—	—	—	—	—	—
3. Sales Tax	478	0	460	601	467	949	624	888	658	439
4. Fuel Tax	145	130	150	140	232	294	252	252	228	307
5. Net Carbon Tax	-59	-14	—	—	—	—	—	—	—	—
6. Provincial Direct Taxes	832	442	905	1,423	898	918	1,492	2,088	2,241	1,620
7. Health Care Premiums/Payroll Tax	0	—	—	538	488	1,065	—	—	—	500
8. Total Provincial Tax	832	442	905	1,960	1,385	1,983	1,492	2,088	2,241	2,120
9. Federal Income Tax	1,375	1,375	1,375	1,375	1,375	1,368	1,375	1,375	1,375	1,375
10. Net Federal GST	54	80	59	25	43	33	37	18	22	19
11. Total Tax	2,261	1,897	2,340	3,360	2,803	3,385	2,904	3,481	3,638	3,514

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A3 Comparison of Provincial and Federal Taxes by Province — 2018

Tax	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland and Labrador

Unattached Individual - $80,000	( $ )
1.Provincial Income Tax	3,926	5,133	6,259	6,917	5,035	8,619	7,474	8,396	8,035	7,440
2.Property Tax - Gross	2,113	2,945	3,715	4,862	3,875	5,127	2,461	3,738	2,776	2,394
- Net	1,543	2,945	3,715	4,862	3,875	5,127	2,461	3,738	2,776	2,394
3.Sales Tax	1,133	0	1,040	1,353	1,667	1,980	2,026	1,975	1,760	1,939
4.Fuel Tax	218	195	225	210	348	441	378	378	342	461
5.Net Carbon Tax	186	294	—	—	—	—	—	—	—	—
6.Provincial Direct Taxes	7,006	8,567	11,238	13,342	10,926	16,167	12,338	14,487	12,914	12,233
7.Health Care Premiums/Payroll Tax	450	—	—	1,720	1,560	3,408	—	—	—	1,600
8.Total Provincial Tax	7,456	8,567	11,238	15,062	12,486	19,575	12,338	14,487	12,914	13,833
9.Federal Income Tax	10,077	10,077	10,077	10,077	10,077	10,044	10,077	10,077	10,077	10,077
10.Net Federal GST	1,147	1,190	1,107	1,024	1,067	952	1,024	998	1,035	980
11.Total Tax	18,679	19,834	22,422	26,163	23,630	30,571	23,439	25,562	24,026	24,890

Senior Couple with Equal Pension Incomes - $30,000
1.Provincial Income Tax	0	0	-692	-1,225	-1,624	-1,245	0	-218	0	-1,157
2.Property Tax - Gross	3,089	2,976	3,424	3,292	3,999	3,863	3,027	2,845	3,013	2,333
- Net	2,244	2,976	3,424	3,292	3,999	3,863	3,027	2,845	3,013	2,333
3.Sales Tax	876	0	814	1,166	865	1,712	1,087	1,675	1,286	1,280
4.Fuel Tax	145	130	150	140	232	294	252	252	228	307
5.Net Carbon Tax	-76	-53	—	—	—	—	—	—	—	—
6.Provincial Direct Taxes	3,189	3,053	3,696	3,373	3,472	4,624	4,366	4,555	4,526	2,763
7.Health Care Premiums/Payroll Tax	0	—	—	—	—	—	—	—	—	—
8.Total Provincial Tax	3,189	3,053	3,696	3,373	3,472	4,624	4,366	4,555	4,526	2,763
9.Federal Income Tax	0	0	0	0	0	0	0	0	0	0
10.Net Federal GST	323	350	320	329	322	282	289	283	298	341
11.Total Tax	3,512	3,403	4,016	3,701	3,794	4,906	4,655	4,838	4,825	3,104

Personal Income Tax

•            Income tax is based on basic personal credits, applicable credits and typical major deductions at each income level. Quebec residents pay federal income tax less an abatement of 16.5 per cent of basic federal tax. This abatement has been used to reduce Quebec provincial tax rather than federal tax, for comparative purposes. The two income family of four with $60,000 annual income is assumed to have one spouse earning $40,000 and the other $20,000, the family with $90,000 income is assumed to have one spouse earning $50,000 and the other $40,000, the family with $30,000 is assumed to have each spouse earning $15,000 and each senior is assumed to receive $15,000. All representative families are assumed to have employment income except the senior couple.

Net Child Benefits

•            Net child benefits are provincial measures affecting payments to families with children. Provincial child benefit measures are available in British Columbia (BC Early Childhood Tax Benefit), Alberta (Alberta Child Benefit, Family Employment Credit), Ontario (Child Benefit), Quebec (Child Assistance Payments), New Brunswick (Child Tax Benefit), Nova Scotia (Child Benefit) and Newfoundland and Labrador (Child Benefit).

Property Tax

•            It is assumed that the family at $30,000 and the individual at $25,000 rent accommodation, the family at $60,000 and the senior couple own bungalows, the family at $90,000 owns a two-storey executive-style home, and the individual at $80,000 owns a luxury condominium in a major city for each province. Net local and provincial property taxes are estimated as taxes owing, after credits provided through the property tax system are subtracted.

Sales, Fuel and Carbon Tax Estimates

•             Includes sales tax on meals, liquor and accommodation. Estimates are based on expenditure patterns from the Survey of Household Spending. In estimating individual and family taxable consumption, disposable income is reduced by 20 per cent to reflect housing (mortgage and property taxes or rent) costs. The senior couple is assumed to own their home and have no mortgage costs. For each province, disposable income is further reduced by estimated federal income taxes, estimated provincial income taxes and health care premiums/payroll taxes if applicable. In addition, the single individual with $80,000 annual income and the family with $90,000 annual income are assumed to have savings equal to 5 per cent of their disposable income. For each family, disposable income is distributed among expenditures using the consumption pattern of a typical family with the relevant characteristics as estimated using family expenditure data, and the relevant sales tax component is extracted. Sales tax includes: provincial retail sales taxes in British Columbia, Saskatchewan, and Manitoba; Quebec’s value added tax; the provincial component of the HST in Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador; and Alberta’s Tourism Levy. Sales tax estimates have been reduced by sales tax credits where applicable.

•             Fuel tax is based on annual consumption: 1,000 litres of unleaded fuel for the individual at $25,000, the family at $30,000 and the senior couple; others are assumed to consume 1,500 litres.

•             Carbon tax applies in British Columbia to household consumption of gasoline, natural gas and home heating fuel. Estimated carbon tax liabilities are based on natural gas and home heating fuel consumption amounts from the Survey of Household Spending and the assumed fuel consumption noted above. Net carbon tax is estimated as carbon tax liabilities less the low income climate action tax credit where applicable. Alberta implemented a carbon levy in 2017. The price is currently set at $30 per tonne of carbon dioxide. Assumptions regarding natural gas and fuel consumption in Alberta are taken from Alberta Treasury Board and Finance.

Health Care Premiums/Payroll Tax

•            A health care premium is levied in British Columbia only. Payroll taxes, in the four provinces that levy them, are paid by the employer. Employer-paid payroll taxes and employer-paid health care premiums are generally reflected in reduced wages.

Effective Tax Rates

•            British Columbia taxes have been calculated using rates in effect for 2018. Taxes for other provinces were calculated using rates that were announced prior to February 1, 2018, and that come into effect during 2018.

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A4                    Interprovincial Comparisons of Provincial Personal Income Taxes Payable 1 — 2018
(Rates known as of February 1, 2018)

Taxable income	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec [2]	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland and Labrador

	Annual provincial taxes payable [3] ($)
$10,000	0	0	0	0	0	0	0	0	0	0
$20,000	0	0	293	994	380	174	299	862	848	2
$30,000	797	928	1,273	2,031	1,201	1,443	1,503	1,758	1,963	1,648
$40,000	1,381	1,861	2,254	3,199	1,822	2,821	2,661	3,195	3,199	2,639
$50,000	2,117	2,795	3,330	4,403	2,733	4,499	3,993	4,631	4,514	4,031
$60,000	2,871	3,763	4,546	5,643	3,631	6,168	5,444	6,112	5,863	5,453
$70,000	3,641	4,763	5,796	6,973	4,546	7,830	6,926	7,779	7,418	6,903
$80,000	4,429	5,763	7,046	8,713	5,656	9,492	8,408	9,446	9,088	8,433
$100,000	6,688	7,763	9,546	12,193	8,565	13,264	11,655	12,839	12,428	11,593
$125,000	10,107	10,263	12,671	16,543	12,918	18,525	15,785	17,214	17,013	15,543
$150,000	13,782	13,200	16,212	20,893	17,270	23,863	20,106	21,589	21,605	19,766

	Provincial personal income taxes as a per cent of taxable income (%)
$10,000	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
$20,000	0.0	0.0	1.5	5.0	1.9	0.9	1.5	4.3	4.2	0.0
$30,000	2.7	3.1	4.2	6.8	4.0	4.8	5.0	5.9	6.5	5.5
$40,000	3.5	4.7	5.6	8.0	4.6	7.1	6.7	8.0	8.0	6.6
$50,000	4.2	5.6	6.7	8.8	5.5	9.0	8.0	9.3	9.0	8.1
$60,000	4.8	6.3	7.6	9.4	6.1	10.3	9.1	10.2	9.8	9.1
$70,000	5.2	6.8	8.3	10.0	6.5	11.2	9.9	11.1	10.6	9.9
$80,000	5.5	7.2	8.8	10.9	7.1	11.9	10.5	11.8	11.4	10.5
$100,000	6.7	7.8	9.5	12.2	8.6	13.3	11.7	12.8	12.4	11.6
$125,000	8.1	8.2	10.1	13.2	10.3	14.8	12.6	13.8	13.6	12.4
$150,000	9.2	8.8	10.8	13.9	11.5	15.9	13.4	14.4	14.4	13.2

[1]

Calculated for a single individual with wage income and claiming credits for Canada Pension Plan and Quebec Pension Plan contributions, Employment Insurance premiums, Quebec Parental Insurance Plan premiums, and the basic personal amount.

[2]

Quebec residents pay federal tax less an abatement of 16.5 per cent of federal tax. In the table, the Quebec abatement has been used to reduce Quebec provincial personal income tax for comparative purposes.

[3]	Includes provincial low income reductions, surtaxes payable in Ontario and Prince Edward Island, and the Ontario Health Premium tax. Excludes credits for sales and property tax credits.

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A5       Material Assumptions — Revenue

	Updated	Budget	Plan 2019/20	Plan 2020/21
Revenue Source and Assumptions	Forecast	Estimate
($ millions unless otherwise specified)	2017/18	2018/19			2018/19 Sensitivities
Personal income tax *	$8,886	$9,836	$10,238	$10,697
Current calendar year assumptions
Household income growth	5.1%	4.1%	3.9%	3.8%	+/- 1 percentage point change in 2018 BC household income growth equals +/- $90 to $100 million
Compensation of employees growth	5.9%	4.3%	4.1%	3.9%
Tax base growth	5.4%	3.7%	3.8%	3.5%
Average tax yield	5.29%	5.51%	5.56%	5.61%
Current-year tax	$8,749	$9,463	$9,828	$10,269
Prior year’s tax assessments	$430	$440	$450	$460
Unapplied taxes	$90	$90	$90	$90
BC Tax Reduction	$-160	$-163	$-166	$-169
Non-refundable BC tax credits	$-90	$-97	$-86	$-80
Policy neutral elasticity **	1.3	1.1	1.2	1.2	+/- 0.5 change in 2018 BC policy neutral elasticity equals +/- $180 to $200 million
Fiscal year assumptions
Prior-year adjustment	$-319

2016 Tax-year	2016 Assumptions
Household income growth	4.6%

+/- 1 percentage point change in 2017 BC household or taxable income growth equals +/- $100 to $120 million one-time effect (prior-year adjustment) and could result in an additional +/- $90 to $100 million base change in 2018/19

Tax base growth	2.5%
Average 2016 tax yield	5.24%
2016 tax	$8,216
2015 & prior year’s tax assessments	$405
Unapplied taxes	$80
BC Tax Reduction	$-157
Non-refundable BC tax credits	$-87
Policy neutral elasticity **	0.3

* Reflects information as at January 26, 2018

** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).

Corporate income tax *	$4,156	$4,096	$4,317	$4,678
Components of revenue (fiscal year)
Instalments — subject to general rate	$3,318	$3,570	$3,745	$4,077
Instalments — subject to small business rate	$288	$288	$302	$329
Non-refundable BC tax credits	$-111	$-112	$-118	$-124
Advance instalments	$3,495	$3,746	$3,929	$4,282
International Business Activity Act refunds	$-20	$-15	$-10	$0
Prior-year settlement payment	$681	$365	$398	$396
Current calendar year assumptions
National tax base ($ billions)	$332.4	$325.6	$328.3	$336.5	+/- 1% change in the 2018 national tax base equals +/- $40 to $60 million
BC instalment share of national tax base	12.5%	13.5%	13.7%	14.6%
Effective tax rates (general/small business)	11.0 / 2.1	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0
Share of the BC tax base subject to small business rate	33.4%	32.6%	32.6%	32.6%	+/- 1 percentage point change in the 2018 small business share equals -/+ $40 to $50 million
BC tax base growth (post federal measures)	11.0%	5.5%	3.0%	3.5%
BC net operating surplus growth	11.2%	5.5%	3.3%	3.3%

2016 Tax-year	2016 Assumptions				+/- 1% change in the 2017 BC tax base equals +/- $40 to $50 million in 2018/19
BC tax base growth (post federal measures)	13.7%
BC net operating surplus growth	9.8%
Gross 2016 tax	$3,417
Prior-year settlement payment	$681
Prior years losses/gains (included in above)	$-4
Non-refundable BC tax credits	$-96

* Reflects information as at January 26, 2018

Net cash received from the federal government and cash refunds under the International Business Activity Act are used as the basis for estimating revenue. Due to lags in the federal collection and instalment systems, changes to the BC net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2018/19 instalments from the federal government reflects two-third of payments related to the 2018 tax year (paid during Apr-July 2018 and adjusted in Sept and Dec) and one-third of 2019 payments. Instalments for the 2018 (2019) tax year are based on BC’s share of the national tax base for the 2016 (2017) tax year and a forecast of the 2018 (2019) national tax base. BC’s share of the 2016 national tax base was 13.45%, based on tax assessments as of December 31, 2017. Cash adjustments for any under/over payments from the federal government in respect of 2017 will be received/paid on March 29, 2019.

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A5       Material Assumptions — Revenue (continued)

	Updated	Budget	Plan 2019/20	Plan 2020/21
	Forecast	Estimate
	2017/18	2018/19			2018/19 Sensitivities
Provincial sales tax	$7,129	$7,428	$7,672	$7,989
Provincial sales tax base growth (fiscal year)	7.0%	4.8%	4.3%	4.1%	+/- 1 percentage point change in the 2018 consumer expenditure growth equals up to +/- $30 million
Calendar Year nominal expenditure
Consumer expenditures on durable goods	14.0%	2.6%	2.3%	2.2%
Consumer expenditures on goods and services	7.2%	5.0%	4.6%	4.7%
Business investment	5.2%	6.0%	5.2%	4.8%
Other	7.3%	5.0%	3.8%	3.7%
Components of Provincial sales tax revenue					+/- 1 percentage point change in the 2018 business investment growth equals up to +/- $10 million
Consolidated Revenue Fund	$7,120	$7,419	$7,663	$7,980
BC Transportation Financing Authority	$9	$9	$9	$9
Fuel and carbon taxes	$2,243	$2,491	$2,736	$2,992
Calendar Year
Real GDP	3.4%	2.3%	2.0%	2.0%
Gasoline volumes	2.8%	0.0%	0.0%	0.0%
Diesel volumes	2.2%	2.0%	2.0%	2.0%
Natural gas volumes	5.2%	2.3%	2.0%	2.0%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	$30	$35	$40	$45
Natural gas (cents/gigajoule)	148.98 ¢	173.81 ¢	198.64 ¢	223.47 ¢
Gasoline (cents/litre)	6.67 ¢	7.78 ¢	8.89 ¢	10.01 ¢
Light fuel oil (cents/litre)	7.67 ¢	8.95 ¢	10.23 ¢	11.51 ¢

Components of revenue
Consolidated Revenue Fund	$520	$518	$523	$527
BC Transit	$12	$19	$19	$19
BC Transportation Financing Authority	$463	$466	$469	$472
	$995	$1,003	$1,011	$1,018
Carbon tax revenue	$1,248	$1,488	$1,725	$1,974
Property taxes	$2,380	$2,626	$3,000	$3,109
Calendar Year
Consumer Price Index	2.1%	2.0%	2.0%	2.0%	+/- 1 percentage point change in 2018 new construction & inflation growth equals up to +/- $20 million in residential property taxation revenue
Housing starts (units)	43,664	31,965	30,008	29,467
Home owner grants (fiscal year)	$808	$821	$833	$845
Components of revenue
Residential (net of home owner grants)	$856	$938	$1,121	$1,155
Speculation tax	$13	$90	$207	$207
Non-residential	$1,222	$1,288	$1,357	$1,430	+/- 1% change in 2018 total business property assessment value equals up to +/- $15 million in non-residential property taxation revenue
Rural area	$96	$99	$103	$106
Police	$33	$32	$32	$32
BC Assessment Authority	$90	$91	$93	$95
BC Transit	$70	$88	$87	$84
Other taxes	$3,430	$4,115	$5,539	$5,671
Calendar Year
Population	1.3%	1.1%	1.2%	1.2%
Residential sales value	-5.1%	-3.1%	0.5%	2.3%
Real GDP	3.4%	2.3%	2.0%	2.0%
Nominal GDP	5.9%	4.4%	4.0%	3.9%
Components of revenue					+/- 1% change to 2018 residential sales value equals +/- $20 million in property transfer revenue, depending on property values
Property transfer	$2,135	$2,235	$2,257	$2,307
Additional Property Transfer Tax (included in above)*	$203	$234	$241	$246
Tobacco	$710	$822	$822	$822
Insurance premium	$585	$595	$610	$620
Employer health	$0	$463	$1,850	$1,922

*Additional tax is 15% in 2017/18 increasing to 20% in 2018/19

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A5       Material Assumptions — Revenue (continued)

	Updated		Budget
Revenue Source and Assumptions	Forecast		Estimate		Plan 2019/20		Plan 2020/21
($ millions unless otherwise specified)	2017/18		2018/19						2018/19 Sensitivities
Energy, sales of Crown land tenures,
metals, minerals and other *		$1,130		$947		$780		$772
Natural gas price

+/- $0.25 change in the natural gas price equals +/- $30 to $50 million, including impacts on production volumes and royalty program credits, but excluding any changes from natural gas liquids revenue (e.g. butane, pentanes) Sensitivities can also vary significantly at different price levels +/- 1% change in natural gas volumes equals +/- $2 million in natural gas royalties +/- 1 cent change in the exchange rate equals +/- $2 million in natural gas royalties

Plant inlet, $C/gigajoule		$0.96		$1.08		$1.17		$1.39
Sumas, $US/MMBtu		$1.88		$2.01		$2.11		$2.29
Natural gas production volumes
Billions of cubic metres	48.4		53.8		53.8		52.9
Petajoules	1,992		2,215		2,215		2,180
Annual per cent change	5.4%		11.2%		0.0%		-1.6%

Oil price ($US/bbl at Cushing, OK)		$50.73		$56.74		$60.82		$64.25

Auctioned land base (000 hectares)	109		35		35		35
Average bid price/hectare ($)		$1,500		$300		$300		$250
Cash sales of Crown land tenures		$164		$11		$11		$9
Metallurgical coal price ($US/tonne, fob West Coast)		$170		$144		$131		$127
Copper price ($US/lb)		$2.87		$2.93		$3.00		$3.10

Annual electricity volumes set by treaty	4.0		4.0		4.0		4.0		+/- US$20 change in the average metallurgical coal price equals +/- $50 to $70 million +/- 10% change in the average Mid-Columbia electricity price equals +/- $10 million
(million mega-watt hours)
Mid-Columbia electricity price		$25.20		$24.18		$24.80		$26.64
($US/mega-watt hour)

Exchange rate (US¢/C$, calendar year)	77.0		78.3		79.7		79.6
Components of revenue
Bonus bid auctions:

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects nine-year deferral of cash receipts from the sale of Crown land tenures

Deferred revenue		$306		$224		$134		$104
Current-year cash (one-ninth)		$18		$1		$1		$1
Fees and rentals		$52		$52		$52		$52
Total bonus bids, fees and rentals		$376		$277		$187		$157
Natural gas royalties		$145		$229		$206		$218
Petroleum royalties		$61		$66		$72		$76
Columbia River Treaty electricity sales		$112		$105		$106		$115
Oil and Gas Commission fees and levies		$58		$59		$60		$59
Coal, metals and other minerals revenue:
Coal tenures		$8		$8		$8		$8
Coal mineral tax		$330		$139		$72		$62
Net metals and other minerals tax		$20		$25		$29		$32
Recoveries related to metal mines		$11		$23		$24		$28
Miscellaneous mining revenue		$9		$16		$16		$17
Total coal, metals and other minerals revenue		$378		$211		$149		$147

Royalty programs and infrastructure credits
Deep drilling	-$	270	-$	224	-$	199	-$	266
Road and pipeline infrastructure	-$	46	-$	40	-$	76	-$	103
Total	-$	316	-$	264	-$	275	-$	369

Implicit average natural gas royalty rate	7.7%		9.5%		8.0%		7.2%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

* Reflects information as at January 12, 2018.

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A5 Material Assumptions — Revenue (continued)

	Updated	Budget
Revenue Source and Assumptions	Forecast	Estimate	Plan 2019/20	Plan 2020/21
($ millions unless otherwise specified)	2017/18	2018/19			2018/19 Sensitivities
Forests *	$992	$992	$954	$929
Prices (calendar year average)					+/- US$50 change in SPF price equals +/- $150 to $200 million
SPF 2x4 ($US/thousand board feet)	$410	$403	$373	$340
Pulp ($US/tonne)	$894	$945	$880	$850	+/- US$50 change in pulp price equals +/-$5 to $10 million +/- Cdn$10 change in average log price equals +/-$20 to $30 million
Coastal log ($Cdn/cubic metre);
Vancouver Log Market	$144	$135	$130	$120

Crown harvest volumes (million cubic metres)
Interior	45.2	45.4	45.1	43.9	+/- 10% change in Interior harvest volumes equals +/- $60 to $80 million
Coast	11.8	12.6	12.9	13.1
Total	57.0	58.0	58.0	57.0
BC Timber Sales (included in above)	10.6	11.4	11.2	11.0	+/- 10% change in Coastal harvest volumes equals +/- $15 to $25 million

Stumpage rates ($Cdn/cubic metre)
Total stumpage rates	$15.56	$15.38	$14.84	$14.67	+/- 1 cent change in exchange rate equals +/- $25 to $35 million in stumpage revenue
Components of revenue
Tenures**	$571	$568	$542	$524
Recoveries relating to revenue sharing payments
to indigenous people**	—	$-32	$-33	$-32
BC Timber Sales	$339	$346	$340	$333	The above sensitivities relate to stumpage revenue only.
Logging tax	$40	$35	$30	$30
Other CRF revenue	$22	$21	$22	$21
Recoveries**	$20	$54	$53	$53

* Reflects information as at January 5, 2018

** Commencing 2018/19, tenures stumpage revenue includes revenue sharing payments to indigenous people recorded as recovery.

Other natural resources	$464	$474	$480	$483
Components of revenue
Water rental and licences*	$391	$401	$407	$413
Recoveries	$48	$50	$50	$47
Angling and hunting permits and licences	$11	$10	$10	$10
Recoveries	$14	$13	$13	$13

* Water rentals for power purposes are indexed to Consumer Price Index.

Other revenue	$10,745	$9,694	$9,512	$8,551
Components of revenue
Fees and licences
Medical Services Plan (MSP) premiums	$2,264	$1,361	$1,033	—	+/- 1 percentage point change in BC’s population growth equals +/- $10 to $20 million in MSP premium revenue
Consolidated Revenue Fund	$2,200	$1,297	$969	—
MSP recoveries	$64	$64	$64	—
Motor vehicle licences and permits	$560	$570	$579	$588
Other Consolidated Revenue Fund	$444	$438	$457	$462
Summary consolidation eliminations	$-14	$-15	$-15	$-15
Other recoveries	$107	$112	$114	$112
Crown corporations and agencies	$124	$128	$128	$91
Post-secondary education fees	$2,005	$2,078	$2,143	$2,208
Other healthcare-related fees	$423	$396	$399	$399
School Districts	$279	$295	$311	$327
Investment earnings
Consolidated Revenue Fund	$142	$131	$140	$145
Fiscal agency loans & sinking funds earnings	$921	$924	$937	$940
Summary consolidation eliminations	$-94	$-95	$-94	$-95
Crown corporations and agencies	$26	$25	$22	$22
SUCH sector agencies	$196	$194	$196	$199
Sales of goods and services	$1,058	$1,058	$1,072	$1,092
Miscellaneous	$2,304	$2,094	$2,090	$2,076

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A5 Material Assumptions — Revenue (continued)

	Updated	Budget
Revenue Source and Assumptions	Forecast	Estimate	Plan 2019/20	Plan 2020/21
($ millions unless otherwise specified)	2017/18	2018/19			2018/19 Sensitivities
Health and social transfers	$6,691	$6,921	$7,203	$7,468
National Cash Transfers
Canada Health Transfer (CHT)	$37,150	$38,584	$40,254	$41,756
Annual growth	3.0%	3.9%	4.3%	3.7%
Canada Social Transfer (CST)	$13,748	$14,161	$14,586	$15,023
BC share of national population (June 1)	13.12%	13.12%	13.14%	13.15%	+/- 0.1 percentage point change in BC’s population share equals +/- $53 million

BC health and social transfers revenue
CHT	$4,876	$5,063	$5,287	$5,492
CST	$1,804	$1,858	$1,916	$1,976
Prior-year adjustments	$11	—

Other federal contributions	$1,857	$2,009	$1,868	$1,907
Components of revenue
Disaster Financial Assistance Arrangements	$193	$20	$8	—
BC share of federal duty on cannabis	—	$50	$75	$75
Other Consolidated Revenue Fund	$138	$139	$139	$140
Vote Recoveries:
Labour Market Development Agreement	$299	$323	$325	$336
Labour Market and Skills Training Program	$65	$105	$114	$120
Home Care	$26	$79	$85	$85
Mental Health	$13	$33	$59	$79
Opioid crisis	$10	—	—	—
Early Childhood Development and
Child Care Services	—	$61	$41	$41
Child Safety, Family Support, Children
in Care and with special needs	$51	$85	$75	$75
Youth Justice Services	$18	$18	$18	$18
Public Transit	$37	$129	$90	$82
Local government services and transfers	$71	$100	$1	$1
Other recoveries	$100	$103	$103	$103
Crown corporations and agencies	$294	$211	$179	$187
Post-secondary institutions	$449	$459	$466	$475
Other SUCH sector agencies	$93	$94	$90	$90
Service delivery agency direct revenue	$7,034	$7,001	$7,023	$7,087
School districts	$644	$688	$692	$689
Post-secondary institutions	$3,788	$3,830	$3,909	$4,014
Health authorities and hospital societies	$952	$915	$908	$909
BC Transportation Financing Authority	$558	$578	$567	$556
Other service delivery agencies	$1,092	$990	$947	$919
Commercial Crown corporation net income	$1,966	$2,564	$3,260	$3,400
BC Hydro	$698	$712	$712	$712
reservoir water inflows	97%	100%	100%	100%	+/-1% in hydro generation = +/-$10 million

mean gas price	2.61	2.32	2.19	2.20	+/-10% = +/-$1 million
(Sumas, $US/MMbtu — BC Hydro forecast based on NYMEX forward selling prices)
electricity prices	22.25	21.43	22.18	23.78	+/-10% change in electricity trade margins = +/-$20 million
(Mid-C, $US/MWh)
ICBC	$(1,296)	$(684)	$(21)	$80
vehicle growth	+2.5%	+2.7%	+2.7%	+2.7%	+/-1% = +/-$59 million +/-1% = -/+$60 million +/-1% = -/+$119 to $133 million +/-1% return = +/-$158 to $166 million
current claims cost percentage change	+9.8%	+19.2%	-9.3%	+10.1%
unpaid claims balance ($ billions)	$11.9	$13.3	$13.8	$14.4
investment return	3.2%	3.3%	3.7%	3.9%
loss ratio	113.4%	109.3%	92.6%	92.1%

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A6 Natural Gas Price Forecasts — 2018/19 to 2020/21

				Adjusted to fiscal years and
				$C/gigajoule at plant inlet
Private sector forecasts (calendar year)	2018	2019	2020	2018/19	2019/20	2020/21
GLJ Henry Hub US$/MMBtu (Jan 1, 2018)	2.85	3.00	3.25	2.15	2.19	2.48
Sproule Henry Hub US$/MMBtu (Dec 31, 2017)	3.25	3.50	4.00	2.54	2.86	3.32
McDaniel Henry Hub US$/MMBtu (Jan 1, 2018)	3.00	3.05	3.25	2.17	2.23	2.50
Deloitte Henry Hub US$/Mcf (Dec 31, 2017)	2.80	2.95	3.25	1.84	2.02	2.35
GLJ Alberta AECO-C Spot CDN$/MMBtu (Jan 1, 2018)	2.20	2.54	2.88	1.20	1.40	1.73
Sproule Alberta AECO-C Spot CDN$/MMBtu (Dec 31, 2017)	2.85	3.11	3.65	1.67	1.99	2.40
McDaniel AECO-C Spot C$/MMBtu (Jan 1, 2018)	2.25	2.65	3.05	1.14	1.52	1.89
Deloitte AECO-C Spot C$/Mcf (Dec 31, 2017)	2.00	2.30	2.75	0.81	1.12	1.47
GLJ Sumas Spot US$/MMBtu (Jan 1, 2018)	2.48	2.50	2.75	1.75	1.74	2.04
Sproule Sumas Spot CDN$/MMBtu (Dec 31, 2017)	3.65	3.91	4.45	2.22	2.54	2.95
GLJ BC Spot Plant Gate CDN$/MMBtu (Jan 1, 2018)	1.19	1.78	2.27	0.54	0.97	1.43
Sproule BC Station 2 CDN$/MMBtu (Dec 31, 2017)	2.45	2.71	3.25	1.44	1.76	2.17
McDaniel BC Avg Plant Gate C$MMBtu (Jan 1, 2018)	1.65	2.15	2.55	0.85	1.30	1.69
Deloitte BC Station 2 C$MMBtu (Dec 31, 2017)	1.25	1.75	2.35	0.42	0.91	1.35
GLJ Midwest Chicago US$/MMBtu (Jan 1, 2018)	2.75	2.90	3.15	1.83	1.87	2.17
Sproule Alliance Plant Gate CDN$/MMBtu (Dec 31, 2017)	4.01	4.17	4.61	2.75	2.97	3.30
EIA Henry Hub US$/MMBtu (Dec 12, 2017)	3.12
TD Economics Henry Hub FuturesUS$/MMBtu (Dec 14, 2017)	3.16	3.25		2.61
Scotiabank Group Henry Hub US$/MMBtu (Dec 20, 2017)	2.85	3.00		2.11
BMO Alberta Empress US$/MMBtu (Dec 2017)	2.55
CIBC World Markets Inc. Henry Hub US$/MMBtu (Jan 2018)	2.80	2.90		2.03
InSite Petroleum Consultants Ltd Henry Hub US$/MMBtu (Dec 31, 2017)	3.10	3.30	3.50	2.34	2.53	2.77
NYMEX Forward Market converted to Plant Inlet CDN$/GJ (Jan 2, 2018)				2.03	1.86	1.89
Average all minus high/low				1.74	1.87	2.22
Average one forecast per consultant minus high/low				1.55	1.34	1.76
Natural gas royalty price forecast				1.08	1.17	1.39

GLJ: Gilbert Laustsen Jung Petroleum Consultants Ltd      US EIA: US Energy Information Administration      AECO: Alberta Energy Company      Deloitte/AJM: Deloitte L.L.P acquired Ashton Jenkins Mann Petroleum Consultants      McDaniel: McDaniel & Associates Consultants Ltd

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A7 Material Assumptions — Expense

	Updated	Budget
Ministry Programs and Assumptions	Forecast	Estimate	Plan	Plan
($ millions unless otherwise specified)	2017/18	2018/19	2019/20	2020/21	2018/19 Sensitivities
Advanced Education, Skills and Training	2,154	2,212	2,260	2,271
Student spaces in public institutions	199,131	200,752	201,452	202,102	Student enrollment may fluctuate due to a number of factors including economic changes and labour market needs.
Attorney General	536	583	588	588
New cases filed/processed (# for all courts)	240,000	240,000	240,000	240,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.

Crown Proceeding Act (CPA)	25	25	25	25	The number of new cases, and the difference between estimated settlements and actual settlements.
Children and Family Development	1,590	1,793	1,973	2,082
Average children-in-care caseload (#)	6,877	6,771	6,707	6,636

The average number of children in care is decreasing as a result of ministry efforts to keep children in family settings where safe and feasible. The average cost per child in care is projected to increase based on the higher cost of contracted residential services and an increasing acuity of need for children in care. A 1% change in either the caseload or average cost will affect expenditures by approximately $2 million (excluding Delegated Aboriginal Agencies).

Average annual residential cost per child in care ($)	52,950	55,600	57,250	57,250

Education	6,103	6,341	6,374	6,374
Public School Enrolment (# of FTEs)	553,679	558,506	561,550	566,495

Updated forecast enrolment figures are based on submissions from school districts of their actual enrolments as at September 30 2017 for the 2017/18 school year plus district estimates for February and May 2018 for Distributed Learning and Adult enrolment. Projections for 2018/19 to 2020/21 are based on Ministry of Education projections.

School age (K—12)	530,656	535,471	538,515	543,460
Distributed Learning (online)	1,165	1,165	1,165	1,165
Summer	11,888	11,900	11,900	11,900
Adults	6,865	6,865	6,865	6,865

Forests, Lands, Natural Resource Operations and Rural Development	1,290	734	753	761
BC Timber Sales	184	181	183	183

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed.Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.

Fire Management	648	64	64	64	Record fire season. Over the past several years, Fire Management fighting costs have ranged from a low of $47 million in 2006 to a high of $382 million in 2010.

Health	18,908	19,754	20,624	21,294
Pharmacare	1,226	1,272	1,347	1,376	A 1% change in utilization or prices affects costs by approximately $10 million.

Medical Services Plan (MSP)	4,570	4,812	4,932	5,030	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.	-

Regional Services	12,811	13,392	14,066	14,607

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A7 Material Assumptions — Expense (continued)

	Updated	Budget
Ministry Programs and Assumptions	Forecast	Estimate	Plan	Plan
($ millions unless otherwise specified)	2017/18	2018/19	2019/20	2020/21	2018/19 Sensitivities
Public Safety and Solicitor General	1,114	787	788	791
Policing, Victim Services and Corrections	680	685	685	688

Policing, Victim Services and Corrections costs are sensitive to the volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision. These amounts also reflect a recent transfer of Inmate Health Services funding of $26 million per year to the Ministry of Health.

Emergency Program Act (EPA)	348	15	15	15

For authorized expenditures under the EPA , including those for further disasters, and the difference between initial estimates for disaster response and recovery costs and final project costs. In 2017/18, the projected EPA expenditures are based on forecasts as of December 31, 2017.

						.
Social Development and Poverty Reduction	3,105	3,364	3,442	3,482
Temporary Assistance annual average caseload (#)	42,523	42,500	41,900	41,500

The expected to work caseload is sensitive to fluctuations in economic and employment trends.Costs are driven by changes to cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.

Disability Assistance annual average caseload (#)	103,529	108,900	112,300	113,800

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions which is dependent on the level of income earned by clients.

Adult Community Living:
Developmental Disabilities Programs
Average caseload (#)	19,050	19,900	20,730	21,540

The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care services are significantly more costly than day programs. The average cost per client for PSI is projected to decrease to better reflect actual costs for the mix of services being provided.

Average cost per client ($)	45,900	46,200	45,700	45,000
Personal Supports Initiative (PSI)
Average caseload (#)	1,580	1,860	2,160	2,460
Average cost per client ($)	17,100	15,400	13,800	12,100

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A7 Material Assumptions — Expense (continued)

	Updated
Ministry Programs and Assumptions	Forecast	Plan	Plan	Plan
($ millions unless otherwise specified)	2017/18	2018/19	2019/20	2020/21	2018/19 Sensitivities
Tax Transfers	1,111	1,246	1,270	1,294
Individuals	454.0	515.0	515.0	515.0
Low Income Climate Action	195.0	235.0	235.0	235.0	These tax transfers are now expensed as required under generally accepted accounting principles.
Early Childhood Tax Benefit	137.9	140.0	140.0	140.0
Sales Tax	44.0	52.0	52.0	52.0
Small Business Venture Capital	29.2	30.0	30.0	30.0
BC Senior’s Home Renovation	2.1	2.0	2.0	2.0

Changes in 2017 tax transfers will result in one-time effect (prior-year adjustment) and could result in an additional base change in 2018/19. Production services tax credit is the most volatile of all tax transfers and is influenced by several factors including delay in filing returns and assessment of claims, length of projects and changes in the exchange rates.

Other tax transfers to individuals	45.6	55.9	55.9	55.9
Family Bonus Program	0.2	0.1	0.1	0.1
Corporations	657.0	731.0	755.0	779.0

Film and Television	76.0	86.0	86.0	86.0
Production Services	468.9	488.0	508.0	528.0
Scientific Research & Experimental Development	58.8	68.0	72.0	76.0

Interactive Digital Media	52.0	56.0	56.0	56.0
Mining Exploration	-21.4	15.0	15.0	15.0
Other tax transfers to corporations	22.7	18.0	18.0	18.0
2017/18 tax transfer forecast incorporates adjustments relating to prior years.
Management of Public Funds and Debt	1,209	1,276	1,260	1,290
Interest rates for new provincial borrowing:	0.94%	1.58%	2.31%	2.54%	Full year impact on MoPD on interest costs of a 1% change in interest rates equals $43.0 million; $100 million increase in debt level equals $3.1 million.
Short-term
Long-term	3.11%	3.62%	4.10%	4.44%
CDN/US exchange rate (cents)	128.7	127.1	125.4	125.5
Service delivery agency net spending	6,703	6,460	6,733	6,468
School districts	279	360	233	212
Post-secondary institutions	3,337	3,381	3,566	3,650
Health authorities and hospital societies	839	571	660	535
BC Transportation Financing Authority	1,242	1,293	1,337	1,417
Other service delivery agencies	1,006	855	937	654

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A8 Operating Statement — 2011/12 to 2020/21

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	change
											(per cent)
Revenue	41,805	42,057	43,717	46,103	47,602	51,459	52,069	54,193	57,559	58,646	3.8
Expense	(42,047)	(43,204)	(43,401)	(44,439)	(46,791)	(48,722)	(51,818)	(53,624)	(56,778)	(57,762)	3.6
Surplus (deficit) before unusual items	(242)	(1,147)	316	1,664	811	2,737	251	569	781	884
Forecast allowance	—	—	—	—	—	—	(100)	(350)	(500)	(600)
Liability for HST transition funding repayment	(1,599)	—	—	—	—	—	—	—	—	—
Surplus (deficit)	(1,841)	(1,147)	316	1,664	811	2,737	151	219	281	284

Per cent of GDP: [1]
Surplus (deficit)	-0.8	-0.5	0.1	0.7	0.3	1.0	0.1	0.1	0.1	0.1
Per cent of revenue:
Surplus (deficit)	-4.4	-2.7	0.7	3.6	1.7	5.3	0.3	0.4	0.5	0.5
Per capita ($): [2]
Surplus (deficit)	(409)	(252)	69	358	173	575	31	45	57	57

1         Surplus (deficit) as a per cent of GDP is calculated using GDP for the calendar year ending in the fiscal year (e.g. 2018/19 amounts divided by GDP for the 2018 calendar year).

2         Per capita revenue and expense is calculated using July 1 population (e.g. 2018/19 amounts divided by population on July 1, 2018).

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A9 Revenue by Source — 2011/12 to 2020/21

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	change
											(per cent)
Taxation revenue:
Personal income	6,427	6,977	6,862	8,076	8,380	9,704	8,886	9,836	10,238	10,697	5.8
Corporate income	2,002	2,204	2,427	2,635	2,787	3,003	4,156	4,096	4,317	4,678	9.9
Employer health	—	—	—	—	—	—	—	463	1,850	1,922	n/a
Sales	5,930	6,068	5,303	5,762	5,990	6,606	7,129	7,428	7,672	7,989	3.4
Fuel	928	890	917	932	973	969	995	1,003	1,011	1,018	1.0
Carbon	959	1,120	1,222	1,198	1,190	1,220	1,248	1,488	1,725	1,974	8.4
Tobacco	636	614	724	752	734	737	710	822	822	822	2.9
Property	1,913	1,985	2,080	2,154	2,219	2,279	2,380	2,626	3,000	3,109	5.5
Property transfer	944	758	937	1,065	1,533	2,026	2,135	2,235	2,257	2,307	10.4
Corporation capital	(5)	1	—	(1)	—	—	—	—	—	—	n/a
Insurance premium	411	433	458	483	520	549	585	595	610	620	4.7
	20,145	21,050	20,930	23,056	24,326	27,093	28,224	30,592	33,502	35,136	6.4
Natural resource revenue:
Natural gas royalties	339	169	445	493	139	152	145	229	206	218	-4.8
Bonus bids, rents on drilling rights and leases	928	868	859	834	765	633	376	277	187	157	-17.9
Columbia River Treaty	110	89	170	130	116	111	112	105	106	115	0.5
Other energy and minerals	529	306	269	267	226	403	497	336	281	282	-6.8
Forests	482	562	719	754	865	913	992	992	954	929	7.6
Other resources	424	479	493	459	460	499	464	474	480	483	1.5
	2,812	2,473	2,955	2,937	2,571	2,711	2,586	2,413	2,214	2,184	-2.8
Other revenue:
Medical Services Plan premiums	1,919	2,047	2,158	2,254	2,434	2,558	2,264	1,361	1,033	—	-100.0
Post-secondary education fees	1,291	1,345	1,445	1,544	1,666	1,828	2,005	2,078	2,143	2,208	6.1
Other health-care related fees	324	327	333	358	374	404	423	396	399	399	2.3
Motor vehicle licences and permits	479	489	504	499	521	529	560	570	579	588	2.3
Other fees and licences	722	699	770	770	841	894	940	958	995	977	3.4
Investment earnings	1,022	1,189	1,205	1,175	1,214	1,242	1,191	1,179	1,201	1,211	1.9
Sales of goods and services	930	942	946	967	1,011	1,131	1,058	1,058	1,072	1,092	1.8
Miscellaneous	1,746	1,673	2,256	1,893	2,287	2,377	2,304	2,094	2,090	2,076	1.9
	8,433	8,711	9,617	9,460	10,348	10,963	10,745	9,694	9,512	8,551	0.2
Contributions from the federal government:
Canada Health Transfer	3,858	3,887	4,280	4,186	4,454	4,744	4,884	5,063	5,287	5,492	4.0
Canada Social Transfer	1,526	1,555	1,589	1,641	1,695	1,751	1,807	1,858	1,916	1,976
Harmonized sales tax transition payments	580	—	—	—	—	—	—	—	—		n/a
Other cost shared agreements	1,760	1,605	1,645	1,452	1,498	1,672	1,857	2,009	1,868	1,907	0.9
	7,724	7,047	7,514	7,279	7,647	8,167	8,548	8,930	9,071	9,375	2.2
Commercial Crown corporation net income:
BC Hydro	558	509	549	581	655	684	698	712	712	712	2.7
Liquor Distribution Branch	909	930	877	935	1,031	1,083	1,101	1,106	1,122	1,139	2.5
BC Lotteries (net of payments to federal gov’t)	1,102	1,116	1,165	1,245	1,304	1,329	1,365	1,300	1,322	1,344	2.2
ICBC	84	231	136	657	(293)	(612)	(1,296)	(684)	(21)	80	-0.5
BC Railway Company	14	6	13	5	6	7	6	6	7	7	-7.4
Transportation Investment Corporation	(17)	(60)	(88)	(89)	(80)	(81)	(31)	—	—	—	-100.0
Other	41	44	49	37	87	115	123	124	118	118	12.5
	2,691	2,776	2,701	3,371	2,710	2,525	1,966	2,564	3,260	3,400	2.6
Total revenue	41,805	42,057	43,717	46,103	47,602	51,459	52,069	54,193	57,559	58,646	3.8

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A10 Revenue by Source Supplementary Information — 2011/12 to 2020/21 1

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	change
											(per cent)
Per cent of nominal GDP: [2]
Taxation	9.3	9.5	9.1	9.5	9.7	10.3	10.1	10.5	11.0	11.1	2.0
Natural resources	1.3	1.1	1.3	1.2	1.0	1.0	0.9	0.8	0.7	0.7	-6.7
Other	3.9	3.9	4.2	3.9	4.1	4.2	3.8	3.3	3.1	2.7	-3.9
Contributions from the federal government	3.6	3.2	3.3	3.0	3.0	3.1	3.1	3.1	3.0	3.0	-2.0
Commercial Crown corporation net income	1.2	1.3	1.2	1.4	1.1	1.0	0.7	0.9	1.1	1.1	-1.6
Total revenue	19.3	19.0	19.1	19.0	18.9	19.5	18.6	18.6	19.0	18.6	-0.4
Growth rates (per cent):
Taxation	5.8	4.5	-0.6	10.2	5.5	11.4	4.2	8.4	9.5	4.9	n/a
Natural resources	3.1	-12.1	19.5	-0.6	-12.5	5.4	-4.6	-6.7	-8.2	-1.4	n/a
Other	5.8	3.3	10.4	-1.6	9.4	5.9	-2.0	-9.8	-1.9	-10.1	n/a
Contributions from the federal government	-3.6	-8.8	6.6	-3.1	5.1	6.8	4.7	4.5	1.6	3.4	n/a
Commercial Crown corporation net income	-8.5	3.2	-2.7	24.8	-19.6	-6.8	-22.1	30.4	27.1	4.3	n/a
Total revenue	2.8	0.6	3.9	5.5	3.3	8.1	1.2	4.1	6.2	1.9	n/a
Per capita ($): [3]
Taxation	4,478	4,630	4,560	4,962	5,182	5,695	5,859	6,284	6,802	7,050	5.2
Natural resources	625	544	644	632	548	570	537	496	450	438	-3.9
Other	1,874	1,916	2,095	2,036	2,204	2,304	2,231	1,991	1,931	1,716	-1.0
Contributions from the federal government	1,717	1,550	1,637	1,567	1,629	1,717	1,774	1,834	1,842	1,881	1.0
Commercial Crown corporation net income	598	611	588	725	577	531	408	527	662	682	1.5
Total revenue	9,292	9,251	9,524	9,922	10,140	10,816	10,809	11,131	11,687	11,767	2.7

Real Per Capita Revenue (2017 $) [4]	9,970	9,816	10,115	10,431	10,544	11,046	10,809	10,915	11,220	11,076	1.2
Growth rate (per cent)	1.8	-1.5	3.0	3.1	1.1	4.8	-2.1	1.0	2.8	-1.3	1.3

1         Numbers may not add due to rounding.

2         Revenue as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2018/19 revenue divided by nominal GDP for the 2018 calendar year).

3         Per capita revenue is calculated using July 1 population (e.g. 2018/19 revenue divided by population on July 1, 2018).

4         Revenue is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2018 CPI for 2018/19 revenue).

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A11 Expense by Function — 2011/12 to 2020/21 1

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	change
											(per cent)
Function:
Health:
Medical Services Plan	3,873	3,906	4,114	4,136	4,345	4,573	4,768	4,959	5,054	5,062	3.0
Pharmacare	1,147	1,122	1,130	1,120	1,335	1,284	1,347	1,393	1,468	1,497	3.0
Regional services	11,255	11,784	11,960	12,410	12,811	13,079	14,196	14,723	15,428	15,988	4.0
Other healthcare expenses	642	690	658	704	712	753	508	576	588	589	-1.0
	16,917	17,502	17,862	18,370	19,203	19,689	20,819	21,651	22,538	23,136	3.5
Education:
Elementary and secondary	5,885	6,002	6,133	6,064	6,303	6,422	6,852	7,198	7,244	7,252	2.3
Post-secondary	4,907	5,103	5,284	5,349	5,502	5,672	6,091	6,343	6,517	6,656	3.4
Other education expenses	436	423	410	414	407	374	348	356	355	367	-1.9
	11,228	11,528	11,827	11,827	12,212	12,468	13,291	13,897	14,116	14,275	2.7
Social services:
Social assistance	1,550	1,552	1,572	1,589	1,641	1,692	1,985	2,180	2,228	2,250	4.2
Child welfare	1,112	1,098	1,097	1,129	1,301	1,358	1,480	1,757	1,906	2,015	6.8
Low income tax credit transfers	509	534	279	248	247	244	232	287	287	287	-6.2
Community living and other services	769	806	857	881	917	949	1,026	1,093	1,123	1,141	4.5
	3,940	3,990	3,805	3,847	4,106	4,243	4,723	5,317	5,544	5,693	4.2
Protection of persons and property	1,512	1,539	1,520	1,451	1,572	1,655	1,916	1,650	1,663	1,605	0.7
Transportation	1,545	1,555	1,580	1,608	1,670	1,784	2,019	2,134	2,106	2,131	3.6
Natural resources & economic development	1,873	2,092	1,755	2,191	2,477	2,504	2,892	2,433	2,503	2,539	3.4
Other	1,414	1,346	1,184	1,288	1,264	2,260	1,643	1,817	1,944	2,100	4.5
Contingencies	—	—	—	—	—	—	600	550	750	750	n/a
Priority spending initiatives and caseload pressures	—	—	—	—	—	—	—	—	1,366	1,252	n/a
General government	1,235	1,262	1,386	1,359	1,501	1,532	1,337	1,436	1,432	1,370	1.2
Debt servicing	2,383	2,390	2,482	2,498	2,786	2,587	2,578	2,739	2,816	2,911	2.2
Operating expense	42,047	43,204	43,401	44,439	46,791	48,722	51,818	53,624	56,778	57,762	3.6
Unusual items:
HST transition funding repayment	1,599	—	—	—	—	—	—	—	—	—
Total expense	43,646	43,204	43,401	44,439	46,791	48,722	51,818	53,624	56,778	57,762
Per cent of operating expense:
Health	40.2	40.5	41.2	41.3	41.0	40.4	40.2	40.4	39.7	40.1	0.0
Education	26.7	26.7	27.3	26.6	26.1	25.6	25.6	25.9	24.9	24.7	-0.9
Social services and housing	9.4	9.2	8.8	8.7	8.8	8.7	9.1	9.9	9.8	9.9	0.6
Protection of persons and property	3.6	3.6	3.5	3.3	3.4	3.4	3.7	3.1	2.9	2.8	-2.8
Transportation	3.7	3.6	3.6	3.6	3.6	3.7	3.9	4.0	3.7	3.7	0.0
Natural resources & economic development	4.5	4.8	4.0	4.9	5.3	5.1	5.6	4.5	4.4	4.4	-0.1
Other	3.4	3.1	2.7	2.9	2.7	4.6	3.2	3.4	3.4	3.6	0.9
Contingencies	—	—	—	—	—	—	1.2	1.0	1.3	1.3	n/a
Priority spending initiatives and caseload pressures	—	—	—	—	—	—	—	—	2.4	2.2	n/a
General government	2.9	2.9	3.2	3.1	3.2	3.1	2.6	2.7	2.5	2.4	-2.3
Debt servicing	5.7	5.5	5.7	5.6	6.0	5.3	5.0	5.1	5.0	5.0	-1.3
	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1          Figures reflect government accounting policies used in the 2016/17 Public Accounts audited financial statements.

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A12 Expense by Function Supplementary Information — 2011/12 to 2020/21 1

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	change
											(per cent)
Per cent of nominal GDP: [2]
Health	7.8	7.9	7.8	7.6	7.6	7.5	7.5	7.4	7.4	7.3	-0.7
Education	5.2	5.2	5.2	4.9	4.9	4.7	4.8	4.8	4.7	4.5	-1.5
Social services	1.8	1.8	1.7	1.6	1.6	1.6	1.7	1.8	1.8	1.8	-0.1
Protection of persons and property	0.7	0.7	0.7	0.6	0.6	0.6	0.7	0.6	0.5	0.5	-3.4
Transportation	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	-0.6
Natural resources & economic development	0.9	0.9	0.8	0.9	1.0	1.0	1.0	0.8	0.8	0.8	-0.8
Other	0.7	0.6	0.5	0.5	0.5	0.9	0.6	0.6	0.6	0.7	0.2
Contingencies	—	—	—	—	—	—	0.2	0.2	0.2	0.2	n/a
Priority spending initiatives and caseload pressures	—	—	—	—	—	—	—	—	0.5	0.4	n/a
General government	0.6	0.6	0.6	0.6	0.6	0.6	0.5	0.5	0.5	0.4	-3.0
Debt servicing	1.1	1.1	1.1	1.0	1.1	1.0	0.9	0.9	0.9	0.9	-1.9
Operating expense	19.4	19.5	19.0	18.4	18.6	18.5	18.5	18.4	18.7	18.3	-0.6
Growth rates (per cent):
Health	5.8	3.5	2.1	2.8	4.5	2.5	5.7	4.0	4.1	2.7	n/a
Education	0.6	2.7	2.6	0.0	3.3	2.1	6.6	4.6	1.6	1.1	n/a
Social services	4.1	1.3	-4.6	1.1	6.7	3.3	11.3	12.6	4.3	2.7	n/a
Protection of persons and property	4.4	1.8	-1.2	-4.5	8.3	5.3	15.8	-13.9	0.8	-3.5	n/a
Transportation	-2.2	0.6	1.6	1.8	3.9	6.8	13.2	5.7	-1.3	1.2	n/a
Natural resources & economic development	-20.3	11.7	-16.1	24.8	13.1	1.1	15.5	-15.9	2.9	1.4	n/a
Other	17.1	-4.8	-12.0	8.8	-1.9	78.8	-27.3	10.6	7.0	8.0	n/a
General government	7.8	2.2	9.8	-1.9	10.4	2.1	-12.7	7.4	-0.3	-4.3	n/a
Debt servicing	5.8	0.3	3.8	0.6	11.5	-7.1	-0.3	6.2	2.8	3.4	n/a
Operating expense	2.7	2.8	0.5	2.4	5.3	4.1	6.4	3.5	5.9	1.7	n/a
Per capita ($): [3]
Health	3,760	3,850	3,891	3,954	4,090	4,138	4,322	4,447	4,576	4,642	2.4
Education	2,496	2,536	2,577	2,545	2,601	2,621	2,759	2,854	2,866	2,864	1.5
Social services	876	878	829	828	875	892	980	1,092	1,126	1,142	3.0
Protection of persons and property	336	339	331	312	335	348	398	339	338	322	-0.5
Transportation	343	342	344	346	356	375	419	438	428	428	2.5
Natural resources & economic development	416	460	382	472	528	526	600	500	508	509	2.3
Other	314	296	258	277	269	475	341	373	395	421	3.3
Contingencies	—	—	—	—	—	—	125	113	152	150	n/a
Priority spending initiatives and caseload pressures	—	—	—	—	—	—	—	—	277	251	n/a
General government	274	278	302	292	320	322	278	295	291	275	0.0
Debt servicing	530	526	541	538	593	544	535	563	572	584	1.1
Operating expense	9,345	9,505	9,455	9,564	9,967	10,241	10,757	11,014	11,529	11,588	2.4
Real Per Capita Operating Expense (2017 $) [4]	10,027	10,084	10,042	10,055	10,365	10,458	10,757	10,798	11,068	10,909	0.9
Growth rate (per cent)	-0.4	0.6	-0.4	0.1	3.1	0.9	2.9	0.4	2.5	-1.4	0.8

1         Numbers may not add due to rounding.

2         Expense as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2018/19 expense divided by nominal GDP for the 2018 calendar year).

3         Per capita expense is calculated using July 1 population (e.g. 2018/19 expense divided by population on July 1, 2018).

4         Expense is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2018 CPI for 2018/19 expense).

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A13 Full-Time Equivalents (FTEs) — 2011/12 to 2020/2021 1

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	change
											(per cent)
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF) [2]	27,228	27,326	26,526	26,679	27,192	27,940	28,900	29,400	29,500	29,500	0.9
Service delivery agencies [3]	4,346	4,508	4,640	4,798	4,803	4,850	4,893	5,033	5,052	4,811	1.1
Total FTEs	31,574	31,834	31,166	31,477	31,995	32,790	33,793	34,433	34,552	34,311	0.9
Growth rates (per cent):
Ministries and special offices (CRF)	-9.9	0.4	-2.9	0.6	1.9	2.8	3.4	1.7	0.3	0.0	-0.2
Service delivery agencies	1.2	3.7	2.9	3.4	0.1	1.0	0.9	2.9	0.4	-4.8	1.2
Population per FTE: [4]
Total FTEs	142.5	142.8	147.3	147.6	146.7	145.1	142.5	141.4	142.5	145.3	0.2

1         Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

2         The ministry 2011/12 FTE total includes a reduction of about 3,200 FTEs reflecting the shift of BC Ambulance Service oversight from the Ministry of Health to the Provincial Health Services Authority.

3         Service delivery agency FTE amounts do not include SUCH sector staff employment.

4         Population per FTE is calculated using July 1 population (e.g. population on July 1, 2018 divided by 2018/19 FTEs).

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A14 Capital Spending — 2011/12 to 2020/21

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	change
											(per cent)
Taxpayer-supported:
Education
Schools districts	560	509	466	420	430	474	557	557	678	766	3.5
Post-secondary institutions	655	591	507	718	746	792	791	902	899	809	2.4
Health	732	742	690	900	923	1,004	1,113	1,107	944	1,025	3.8
BC Transportation Financing Authority [1]	921	1,005	1,017	822	867	823	844	1,371	1,714	1,729	7.2
BC Transit	37	48	80	83	51	41	135	158	137	103	12.0
Vancouver Convention Centre expansion	1	—	—	—	—	—	—	—	—	—	n/a
BC Place redevelopment	194	6	—	—	—	—	—	—	—	—	n/a
Government direct (ministries)	245	267	298	326	290	301	493	549	504	445	6.9
Housing	196	92	65	107	127	184	188	450	228	524	11.5
Other [2]	24	19	28	31	25	40	76	80	56	41	6.1
	3,565	3,279	3,151	3,407	3,459	3,659	4,197	5,174	5,160	5,442	4.8
Self-supported:
BC Hydro	1,703	1,929	2,036	2,169	2,306	2,444	2,386	3,744	2,875	3,123	7.0
Columbia River power projects	108	94	52	28	15	2	7	5	4	3	-32.8
Transportation Investment Corporation [1]	734	540	202	76	25	38	3	—	—	—	n/a
BC Railway Company	9	10	8	5	23	4	12	42	3	2	-15.4
ICBC	92	73	82	88	90	62	60	105	65	40	-8.8
BC Lottery Corporation	74	97	100	69	68	86	90	105	105	90	2.2
Liquor Distribution Branch	19	10	13	25	23	27	56	60	27	27	4.0
Other [3]	5	12	26	28	23	62	—	—	—	—	n/a
	2,744	2,765	2,519	2,488	2,573	2,725	2,614	4,061	3,079	3,285	2.0
Total capital spending	6,309	6,044	5,670	5,895	6,032	6,384	6,811	9,235	8,239	8,727	3.7
Per cent of nominal GDP: [4]
Taxpayer-supported	1.6	1.5	1.4	1.4	1.4	1.4	1.5	1.8	1.7	1.7	0.5
Self-supported	1.3	1.2	1.1	1.0	1.0	1.0	0.9	1.4	1.0	1.0	-2.1
Total	2.9	2.7	2.5	2.4	2.4	2.4	2.4	3.2	2.7	2.8	-0.6
Growth rates:
Taxpayer-supported	-13.3	-8.0	-3.9	8.1	1.5	5.8	14.7	23.3	-0.3	5.5	-190.6
Self-supported	11.1	0.8	-8.9	-1.2	3.4	5.9	-4.1	55.4	-24.2	6.7	-5.5
Total	-4.1	-4.2	-6.2	4.0	2.3	5.8	6.7	35.6	-10.8	5.9	-204.1
Per capita: [5]
Taxpayer-supported	792	721	686	733	737	769	871	1,063	1,048	1,092	3.6
Self-supported	610	608	549	535	548	573	543	834	625	659	0.9
Total	1,402	1,329	1,235	1,269	1,285	1,342	1,414	1,897	1,673	1,751	2.5
Real Per Capita Capital Spending (2017 $) [6]	1,505	1,411	1,312	1,334	1,336	1,370	1,414	1,860	1,606	1,648	1.0
Growth rate (per cent)	-5.1	-6.2	-7.0	1.7	0.2	2.6	3.2	31.5	-13.6	2.6	-193.0

1         Includes Transportation Investment Plan capital spending and, beginning in 2017/18, Transportation Investment Corporation rehabilitation costs for the Port Mann bridge due to reclassification from self-supported commercial Crown corporation to a taxpayer-supported agency in response to the cancellation of tolls. Effective April 1, 2018, Transportation Investment Corporation becomes a subsidiary of BCTFA.

2         Includes BC Pavilion Corporation and other service delivery agencies.

3         Includes post-secondary institutions’ self-supported subsidiaries.

4         Capital spending as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2018/19 amounts divided by nominal GDP for the 2018 calendar year).

5         Per capita capital spending is calculated using July 1 population (e.g. 2018/19 amounts divided by population on July 1, 2018).

6         Capital spending is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2018 CPI for 2018/19 capital spending).

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A15 Statement of Financial Position — 2011/12 to 2020/21

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	change
											(per cent)
Financial assets:
Cash and temporary investments	3,235	3,173	2,801	3,675	3,892	4,232	3,378	2,790	2,984	2,976	-0.9
Other financial assets	7,938	8,186	9,336	9,121	9,643	10,260	10,631	10,823	11,120	11,571	4.3
Sinking funds	1,491	1,778	835	977	1,580	1,087	1,292	738	665	475	-11.9
Investments in commercial Crown corporations:
Retained earnings	6,998	7,541	7,839	8,271	7,531	7,511	7,275	7,470	8,128	8,900	2.7
Recoverable capital loans	15,167	17,208	19,255	20,624	22,074	23,848	20,679	23,037	24,259	25,448	5.9
	22,165	24,749	27,094	28,895	29,605	31,359	27,954	30,507	32,387	34,348	5.0
	34,829	37,886	40,066	42,668	44,720	46,938	43,255	44,858	47,156	49,370	4.0
Liabilities:
Accounts payable & accrued liabilities	9,119	9,149	8,298	8,312	8,486	8,937	9,906	10,039	10,748	11,399	2.5
Deferred revenue	10,449	9,864	9,697	9,807	9,779	9,661	9,936	10,253	10,772	11,275	0.8
Debt:
Taxpayer-supported debt	34,659	38,182	41,068	41,880	42,727	41,506	43,680	45,198	47,554	50,257	4.2
Self-supported debt	15,534	17,634	19,625	21,040	22,565	24,377	21,484	23,824	25,027	26,197	6.0
Forecast allowance	—	—	—	—	—	—	100	350	500	600	n/a
Total provincial debt	50,193	55,816	60,693	62,920	65,292	65,883	65,264	69,372	73,081	77,054	4.9
Add: debt offset by sinking funds	1,491	1,778	835	977	1,580	1,087	1,292	738	665	475	-11.9
Less: guarantees and non-guaranteed debt	(730)	(755)	(726)	(739)	(820)	(835)	(819)	(801)	(783)	(763)	0.5
Financial statement debt	50,954	56,839	60,802	63,158	66,052	66,135	65,737	69,309	72,963	76,766	4.7
	70,522	75,852	78,797	81,277	84,317	84,733	85,579	89,601	94,483	99,440	3.9
Net liabilities	(35,693)	(37,966)	(38,731)	(38,609)	(39,597)	(37,795)	(42,324)	(44,743)	(47,327)	(50,070)	3.8
Capital and other assets:
Tangible capital assets	35,692	36,762	37,778	39,028	40,282	41,303	46,265	49,096	51,867	54,837	4.9
Restricted assets	1,377	1,442	1,493	1,553	1,631	1,695	1,751	1,805	1,859	1,914	3.7
Other assets	894	966	1,307	1,281	1,101	1,187	875	855	856	857	-0.5
	37,963	39,170	40,578	41,862	43,014	44,185	48,891	51,756	54,582	57,608	4.7
Accumulated surplus (deficit)	2,270	1,204	1,847	3,253	3,417	6,390	6,567	7,013	7,255	7,538	14.3
Per cent of Nominal GDP: [1]
Net liabilities	16.5	17.1	16.9	16.0	15.7	14.3	15.1	15.3	15.6	15.9	-0.4
Capital and other assets	17.5	17.7	17.7	17.3	17.1	16.8	17.5	17.7	18.0	18.3	0.5
Growth rates (per cent):
Net liabilities	11.3	6.4	2.0	-0.3	2.6	-4.6	12.0	18.4	5.8	5.8	-7.1
Capital and other assets	4.1	3.2	3.6	3.2	2.8	2.7	10.7	17.1	5.5	5.5	3.5
Per capita: [2]
Net liabilities	7,933	8,351	8,438	8,309	8,434	7,944	8,786	9,190	9,609	10,046	2.7
Capital and other assets	8,438	8,616	8,840	9,009	9,162	9,287	10,149	10,631	11,082	11,559	3.6

1         Net liabilities as a per cent of GDP is calculated using GDP for the calendar year ending in the fiscal year (e.g. 2018/19 amount divided by GDP for the 2018 calendar year).

2         Per capita net liabilities is calculated using July 1 population (e.g. 2018/19 amount divided by population on July 1, 2018).

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A16 Changes in Financial Position — 2011/12 to 2020/21

							Updated	Budget
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	10-Year
($ millions)	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	Total
(Surplus) deficit for the year	1,841	1,147	(316)	(1,664)	(811)	(2,737)	(151)	(219)	(281)	(284)	(3,475)
Comprehensive income (increase) decrease	287	(81)	(327)	258	647	(236)	(26)	(227)	39	1	335
Change in accumulated (surplus) deficit	2,128	1,066	(643)	(1,406)	(164)	(2,973)	(177)	(446)	(242)	(283)	(3,140)
Capital and other asset changes:
Taxpayer-supported capital investments	3,565	3,279	3,151	3,407	3,459	3,659	4,197	5,174	5,160	5,442	40,493
Less: amortization and other accounting changes	(2,151)	(2,209)	(2,135)	(2,157)	(2,205)	(2,638)	765	(2,343)	(2,389)	(2,472)	(19,934)
Increase in net capital assets	1,414	1,070	1,016	1,250	1,254	1,021	4,962	2,831	2,771	2,970	20,559
Increase (decrease) in restricted assets	65	65	51	60	78	64	56	54	54	55	602
Increase (decrease) in other assets	3	72	341	(26)	(180)	86	(312)	(20)	1	1	(34)
	1,482	1,207	1,408	1,284	1,152	1,171	4,706	2,865	2,826	3,026	21,127
Increase (decrease) in net liabilities	3,610	2,273	765	(122)	988	(1,802)	4,529	2,419	2,584	2,743	17,987
Investment and working capital changes:
Increase (decrease) in cash and temporary investments	175	(62)	(372)	874	217	340	(854)	(588)	194	(8)	(84)
Investment in commercial Crown corporations:
Increase (decrease) in retained earnings	(94)	543	298	432	(740)	(20)	(236)	195	658	772	1,808
Self-supported capital investments	2,744	2,765	2,519	2,488	2,573	2,725	2,614	4,061	3,079	3,285	28,853
Less: loan repayments and other accounting changes	(719)	(724)	(472)	(1,119)	(1,123)	(951)	(5,783)	(1,703)	(1,857)	(2,096)	(16,547)
	1,931	2,584	2,345	1,801	710	1,754	(3,405)	2,553	1,880	1,961	14,114
Other working capital changes	(871)	1,090	1,225	(197)	979	(209)	(668)	(812)	(1,004)	(893)	(1,360)
	1,235	3,612	3,198	2,478	1,906	1,885	(4,927)	1,153	1,070	1,060	13,519
Increase (decrease) in financial statement debt	4,845	5,885	3,963	2,356	2,894	83	(398)	3,572	3,654	3,803	30,657
(Increase) decrease in sinking fund debt	(81)	(287)	943	(142)	(603)	493	(205)	554	73	190	935
Increase (decrease) in guarantees	99	(34)	27	(33)	6	(23)	(292)	—	1	(1)	(250)
Increase (decrease) in non-guaranteed debt	176	59	(56)	46	75	38	276	(18)	(19)	(19)	558
Increase (decrease) in total provincial debt	5,039	5,623	4,877	2,227	2,372	591	(619)	4,108	3,709	3,973	31,900
Represented by increase (decrease) in:
Taxpayer-supported debt	2,838	3,523	2,886	812	847	(1,221)	2,174	1,518	2,356	2,703	18,436
Self-supported debt	2,201	2,100	1,991	1,415	1,525	1,812	(2,893)	2,340	1,203	1,170	12,864
Forecast allowance	—	—	—	—	—	—	100	250	150	100	600
Total provincial debt	5,039	5,623	4,877	2,227	2,372	591	(619)	4,108	3,709	3,973	31,900

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A17 Provincial Debt — 2011/12 to 2020/21

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	change
											(per cent)
Taxpayer-supported debt:
Provincial government direct operating	7,813	9,408	10,223	9,280	8,034	4,644	1,024	—	—	—	-100.0
Other taxpayer-supported debt (mainly capital):
Education facilities
Post-secondary institutions	4,185	4,315	4,386	4,518	4,731	4,984	5,306	5,577	5,640	5,690	3.5
School districts	6,407	6,830	7,245	7,600	8,033	8,473	8,876	9,005	8,930	8,887	3.7
	10,592	11,145	11,631	12,118	12,764	13,457	14,182	14,582	14,570	14,577	3.6
Health facilities	5,293	5,691	6,038	6,522	6,998	7,552	7,984	8,184	8,287	8,484	5.4
Highways, ferries and public transit
BC Transit	183	163	143	123	106	94	85	120	141	162	-1.3
BC Transportation Financing Authority	6,287	7,084	7,912	8,428	9,185	9,981	10,629	11,982	13,651	15,351	10.4
Port Mann Bridge [1]	—	—	—	—	—	—	3,505	3,505	3,505	3,505	n/a
Public transit	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	0.0
SkyTrain extension	1,174	1,174	1,174	1,174	1,174	1,174	1,174	1,174	1,174	1,174	0.0
	8,644	9,421	10,229	10,725	11,465	12,249	16,393	17,781	19,471	21,192	10.5
Other
BC Immigrant Investment Fund	398	363	440	414	304	217	157	61	46	40	-22.5
BC Pavilion Corporation	383	383	382	381	389	376	385	395	402	409	0.7
Provincial government general capital	808	1,073	1,372	1,698	1,987	2,288	2,669	3,125	3,564	3,946	19.3
Social Housing	674	658	719	715	760	695	859	1,043	1,187	1,582	9.9
Other	54	40	34	27	26	28	27	27	27	27	-7.4
	2,317	2,517	2,947	3,235	3,466	3,604	4,097	4,651	5,226	6,004	11.2
Total other taxpayer-supported debt	26,846	28,774	30,845	32,600	34,693	36,862	42,656	45,198	47,554	50,257	7.2
Total taxpayer-supported debt	34,659	38,182	41,068	41,880	42,727	41,506	43,680	45,198	47,554	50,257	4.2
Self-supported debt:
Commercial Crown corporations and agencies
BC Hydro	12,978	14,167	15,559	16,544	17,928	19,692	20,239	22,541	23,746	24,941	7.5
BC Lotteries	90	132	155	140	150	145	145	170	192	192	8.8
Columbia Power Corporation	—	—	—	300	296	291	291	286	280	275	n/a
Columbia River power projects	481	475	470	464	459	448	433	417	400	381	-2.6
Post-secondary institution subsidiaries	173	215	198	222	310	340	340	340	340	340	7.8
Transportation Investment Corporation [1]	1,779	2,610	3,209	3,335	3,389	3,430	—	—	—	—	n/a
Other	33	35	34	35	33	31	36	70	69	68	8.4
Total self-supported debt	15,534	17,634	19,625	21,040	22,565	24,377	21,484	23,824	25,027	26,197	6.0
Forecast allowance	—	—	—	—	—	—	100	350	500	600	n/a
Total provincial debt	50,193	55,816	60,693	62,920	65,292	65,883	65,264	69,372	73,081	77,054	4.9

1         Beginning in 2017/18, debt related to the Port Mann Bridge has been reclassified as taxpayer-supported due to the elimination of tolls effective September 1, 2017.

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A18 Provincial Debt Supplementary Information — 2011/12 to 2020/21 1

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	change
											(per cent)
Per cent of nominal GDP: [2]
Taxpayer-supported debt:
Provincial government direct operating	3.6	4.2	4.5	3.8	3.2	1.8	0.4	—	—	—	-100.0
Education facilities	4.9	5.0	5.1	5.0	5.1	5.1	5.1	5.0	4.8	4.6	-0.6
Health facilities	2.4	2.6	2.6	2.7	2.8	2.9	2.9	2.8	2.7	2.7	1.1
Highways, ferries and public transit	4.0	4.3	4.5	4.4	4.6	4.6	5.9	6.1	6.4	6.7	6.0
Other	1.1	1.1	1.3	1.3	1.4	1.4	1.5	1.6	1.7	1.9	6.6
Total taxpayer-supported debt	16.0	17.2	17.9	17.3	17.0	15.7	15.6	15.5	15.7	15.9	0.0
Self-supported debt:
Commercial Crown corporations & agencies	7.2	8.0	8.6	8.7	9.0	9.2	7.7	8.2	8.3	8.3	1.7
Total provincial debt	23.2	25.2	26.5	26.0	25.9	25.0	23.4	23.8	24.1	24.4	0.6
Growth rates (per cent):
Taxpayer-supported debt:
Provincial government direct operating	12.2	20.4	8.7	-9.2	-13.4	-42.2	-78.0	-100.0	0.0	0.0	-20.2
Education facilities	4.8	5.2	4.4	4.2	5.3	5.4	5.4	2.8	-0.1	0.0	3.7
Health facilities	8.1	7.5	6.1	8.0	7.3	7.9	5.7	2.5	1.3	2.4	5.7
Highways, ferries and public transit	6.8	9.0	8.6	4.8	6.9	6.8	33.8	8.5	9.5	8.8	10.4
Other	31.7	8.6	17.1	9.8	7.1	4.0	13.7	13.5	12.4	14.9	13.3
Total taxpayer-supported debt	8.9	10.2	7.6	2.0	2.0	-2.9	5.2	3.5	5.2	5.7	4.7
Self-supported debt:
Commercial Crown corporations & agencies	16.5	13.5	11.3	7.2	7.2	8.0	-11.9	10.9	5.0	4.7	7.3
Total provincial debt	11.2	11.2	8.7	3.7	3.8	0.9	-0.9	6.3	5.3	5.4	5.6
Per capita: [3]
Taxpayer-supported debt:
Provincial government direct operating	1,737	2,069	2,227	1,997	1,711	976	213	—	—	—	-100.0
Education facilities	2,354	2,451	2,534	2,608	2,719	2,828	2,944	2,995	2,958	2,925	2.4
Health facilities	1,176	1,252	1,315	1,404	1,491	1,587	1,657	1,681	1,683	1,702	4.2
Highways, ferries and public transit	1,921	2,072	2,229	2,308	2,442	2,575	3,403	3,652	3,953	4,252	9.2
Other	515	554	642	696	738	758	851	955	1,061	1,205	9.9
Total taxpayer-supported debt	7,703	8,398	8,947	9,013	9,101	8,724	9,068	9,284	9,655	10,084	3.0
Self-supported debt:
Commercial Crown corporations & agencies	3,453	3,879	4,276	4,528	4,806	5,124	4,460	4,893	5,082	5,256	4.8
Total provincial debt	11,156	12,277	13,223	13,541	13,908	13,848	13,548	14,249	14,838	15,461	3.7
Real Per Capita Provincial Debt (2017 $) [4]	11,970	13,028	14,043	14,236	14,463	14,142	13,548	13,970	14,246	14,553	2.2
Growth rate (per cent)	10.1	8.8	7.8	1.4	1.6	-2.2	-4.2	3.1	2.0	2.2	3.0

1         Numbers may not add due to rounding.

2         Debt as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2018/19 debt divided by nominal GDP for the 2018 calendar year).

3         Per capita debt is calculated using July 1 population (e.g. 2018/19 debt divided by population on July 1, 2018).

4         Debt is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2018 CPI for 2018/19 debt).

Budget and Fiscal Plan — 2018/19 to 2020/21

Appendix

Table A19 Key Provincial Debt Indicators — 2011/12 to 2020/21

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	change
											(per cent)
Debt to revenue (per cent)
Total provincial	94.7	104.1	107.8	106.7	106.0	99.3	95.5	98.1	98.5	101.2	0.7
Taxpayer-supported	85.1	93.6	96.4	94.1	91.3	81.8	84.3	84.9	85.1	88.3	0.4
Debt per capita ($) [1]
Total provincial	11,156	12,277	13,223	13,541	13,908	13,848	13,548	14,249	14,838	15,461	3.7
Taxpayer-supported	7,703	8,398	8,947	9,013	9,101	8,724	9,068	9,284	9,655	10,084	3.0
Debt to nominal GDP (per cent) [2]
Total provincial	23.2	25.2	26.5	26.0	25.9	25.0	23.4	23.8	24.1	24.4	0.6
Taxpayer-supported	16.0	17.2	17.9	17.3	17.0	15.7	15.6	15.5	15.7	15.9	0.0
Interest bite (cents per dollar of revenue) [3]
Total provincial	4.3	4.4	4.3	4.3	4.7	3.8	3.7	3.9	3.8	3.9	-1.1
Taxpayer-supported	4.0	3.9	3.7	3.7	4.0	3.2	3.3	3.5	3.4	3.5	-1.4
Interest costs ($ millions)
Total provincial	2,300	2,339	2,443	2,529	2,878	2,520	2,521	2,755	2,856	2,994	3.0
Taxpayer-supported	1,625	1,600	1,582	1,655	1,891	1,643	1,690	1,845	1,909	2,002	2.3
Interest rate (per cent) [4]
Taxpayer-supported	4.9	4.4	4.0	4.0	4.5	3.9	4.0	4.2	4.2	4.2	-1.7
Background Information:
Revenue ($ millions)
Total provincial [5]	53,001	53,637	56,280	58,960	61,589	66,343	68,316	70,750	74,197	76,132	4.1
Taxpayer-supported [6]	40,742	40,775	42,612	44,522	46,805	50,735	51,838	53,246	55,880	56,888	3.8
Debt ($ millions)
Total provincial	50,193	55,816	60,693	62,920	65,292	65,883	65,264	69,372	73,081	77,054	4.9
Taxpayer-supported [7]	34,659	38,182	41,068	41,880	42,727	41,506	43,680	45,198	47,554	50,257	4.2
Provincial nominal GDP ($ millions) [8]	216,784	221,413	228,973	242,044	251,744	263,706	279,370	291,672	303,294	315,272	4.2
Population (thousands at July 1) [9]	4,499	4,546	4,590	4,646	4,695	4,758	4,817	4,869	4,925	4,984	1.1

1         The ratio of debt to population (e.g. 2018/19 debt divided by population at July 1, 2018).

2         The ratio of debt outstanding at fiscal year end to provincial nominal gross domestic product (GDP) for the calendar year ending in the fiscal year (e.g. 2018/19 debt divided by 2018 nominal GDP).

3         The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

4         Weighted average of all outstanding debt issues.

5         Includes revenue of the consolidated revenue fund (excluding dividends from enterprises) plus revenue of all government organizations and enterprises.

6         Excludes revenue of government enterprises, but includes dividends from enterprises paid to the consolidated revenue fund.

7         Excludes debt of commercial Crown corporations and agencies and funds held under the province’s warehouse borrowing program.

8         Nominal GDP for the calendar year ending in the fiscal year (e.g. nominal GDP for 2018 is used for the fiscal year ended March 31, 2019).

9         Population at July 1st within the fiscal year (e.g. population at July 1, 2018 is used for the fiscal year ended March 31, 2019).

Budget and Fiscal plan — 2018/19 to 2020/21

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